JBT Corporation 2022 Annual Report

Clarity
Our Path Forward





John Bean Technologies (JBT) is a global leader that designs, develops and delivers solutions for high-value segments of the food and beverage industry.



We are approaching the intersection of the JBT we've been building and the JBT we've always envisioned—with new clarity on our strategic path to become the food and beverage industry's preferred digitally enabled solutions partner.

DEAR FELLOW SHAREHOLDERS

At JBT, 2022 will be remembered as the year we again demonstrated the resiliency of our business, made excellent progress in the first year of our Elevate 2.0 growth strategy and set the stage for our next phase of growth as a pure-play food and beverage leader.

JBT's 2022 was a year characterized by strong progress in what continued to be a dynamic and challenging macroeconomic environment. JBT and its food and beverage customers grappled with persistent supply chain shortages and labor availability issues, as well as high input and energy costs.

We navigated these challenges and moved forward with increasing momentum. JBT posted strong year-over-year revenue growth of 16%, including 12% organic growth at FoodTech and 23% organic growth at AeroTech. We improved our adjusted EBITDA dollars and margins with each successive quarter throughout 2022, thanks to improved price-cost realization as the year progressed. We believe this positions JBT for double-digit growth in profitability in 2023.

EXECUTING ELEVATE 2.0

We introduced our Elevate 2.0 growth strategy in March of 2022 and marked the first year of execution with excellent progress in all four focus areas—organic growth, digital transformation, margin enhancement and acquisitions.

We made two important acquisitions during the year. The larger, Bevcorp, builds our capabilities in carbonated beverages and sustainable aluminum packaging and adds strong recurring revenues. In addition, we acquired Alco, a European food and beverage leader that expands our global presence in poultry and plant-based foods.

We advanced the critical digital transformation component of Elevate 2.0 with the launch of the JBT OmniBlu™ platform, a subscription-based offering that delivers best-in-class service, parts availability and machine optimization capabilities. OmniBlu leverages AI, machine learning and predictive analytics to maximize equipment uptime and throughput while reducing downtime and cost of ownership—all key outcomes for our customers.

OUR PATH TO PURE PLAY

Early in the year, we told you that we intended to explore strategic alternatives for our AeroTech business. With demand in air travel approaching pre-pandemic levels and continued growth on the horizon, the outlook for AeroTech's future is bright. We firmly believe that setting the business on its own focused path will allow AeroTech to fully capture the benefits of a high-growth market while providing maximum value to JBT and its shareholders.

Separating AeroTech will make JBT a pure-play solutions provider in the food and beverage space, which opens a bigger, broader field of opportunities to realize our vision: to become the industry's preferred partner for digitally enabled, sustainable solutions.

NEW STRATEGIC CLARITY

Becoming a pure play brings new clarity to who we are as a company and our strategic focus going forward. Post AeroTech, our capital deployment strategy will continue to center on executing in the growth areas outlined in Elevate 2.0—investing to advance digital transformation, organic growth and margin improvement, and building JBT's capabilities and industry presence through acquisitions.

We know that building scale is key to achieving our strategic objectives. As a pure play, we will be in an even stronger position to build scale more rapidly through disciplined capital deployment for acquisitions. Once the AeroTech separation is complete, we will have a broader range of M&A opportunities available to us, including bolt-on and larger-scale transactions that build our core or expand JBT into near- and further-adjacent food technology markets.

The most exciting dimension of this new strategic clarity is the opportunity to have a bigger, even more meaningful impact on customer sustainability and on quality of life for future generations.

GREATER IMPACT AND RESPONSIBILITY

Sustainability has always been in our company DNA. It's at the core of the JBT we're building together, and it's never been more relevant to customers, consumers and the world.

According to IDC's *2022 Food and Beverage Trends* study, sustainability is the top priority among producers—reducing waste and spoilage, increasing recycling, improving product traceability, supporting sustainable packaging, and reducing energy/water consumption rank in the top five areas of action among companies surveyed. JBT products and solutions support each and every one of these action areas.



BRIAN DECK
President
and Chief Executive Officer

2022 FINANCIAL HIGHLIGHTS

RECURRING REVENUE

45%

of Total Revenue

CONSOLIDATED REVENUE GROWTH

16%

Year Over Year

ADJUSTED EBITDA*

$280M

11% Increase Year Over Year

ADJUSTED EPS*

$4.77

18% Increase Year Over Year

*This is a non-GAAP financial measure. For an explanation of this measure and a reconciliation to the most directly comparable GAAP measure, please see "Non-GAAP Financial Measures" in our Form 8-K filing from February 21, 2023.

3

ELEVATE 2.0
2025 TARGETS

7-9%

FoodTech Sales CAGR Target, 2021-2025

>17%

2025 JBT Adjusted EBITDA Margin Target

>15%

2025 JBT ROIC Target

>100%

JBT Annual Free Cashflow Conversion Target

JBT Adjusted EBITDA Margin, ROIC, and FCF targets are inclusive of AeroTech performance; FoodTech Sales CAGR, 2025 JBT Adjusted EBITDA Margin and 2025 JBT ROIC targets exclude potential M&A impact.

Letter to Shareholders (continued)

Sustainability has become a very high priority among consumers, too. One recent study found that almost 70% of consumers would prefer sustainable or sustainably produced food. Another survey, however, indicated that just 34% of consumers are willing to pay more for these types of foods. This has caused some to question whether producing foods sustainably can be profitable.

At JBT, sustainability and profitability are not mutually exclusive. Our solutions have always been built around maximizing yield, reducing food waste, minimizing packaging material, and reducing water and energy consumption, all of which reduce food production costs and contribute to profitability.

OmniBlu, our innovative new digital solution, supports customer profitability through next-level equipment efficiency and uptime. Increased manufacturing scale is another key to producing sustainable foods affordably. Again, JBT is there, supporting increased scale with our strategic focus on optimizing equipment performance and maximizing output through automation and digitalization.

AN EXCITING OPPORTUNITY

We are in business to help our customers feed the world while making better use of the earth's precious resources. This is a profoundly human purpose, and the human side—people—is the real force behind the quality of our equipment, the advancement of our digital transformation and the success of Elevate 2.0. This is why over the past few years we have intensified our focus on fostering a diverse, inclusive, team-based workforce to help achieve our goals and ensure that we grow not only profitably, but responsibly.

It has never been more critical to make food safer, more available, more affordable and more sustainable. Year by year, we have methodically built JBT to meet this moment. As I look ahead at the possibilities for JBT as a pure-play food and beverage industry leader and innovator, I am more excited now than ever about our future.

This journey is just beginning.

Sincerely,

Brian Deck
President and Chief Executive Officer
JBT Corporation

—

Becoming a pure-play food and beverage company will bring strategic clarity for a new phase of elevated opportunity, progress and strength—and, partnering with our customers, a new level of capability to have a greater positive impact on humankind.



pure
opportunity

As a pure-play food and beverage company, we have an even greater opportunity to grow our business and contribute more meaningfully to a sustainable world.

POSITIONED TO SUPPORT EVOLVING CUSTOMER PRIORITIES AND ACTIONS

Sustainability issues now dominate food and beverage company priorities and actions. JBT capabilities and solutions directly support virtually all.

TOP FOOD & BEVERAGE COMPANY PRIORITIES, 2023[1]

- Sustainability
- Efficiency/Waste Reduction
- Food Safety
- Employee Health/Safety
- Worker Availability/Labor Issues

TOP FOOD & BEVERAGE COMPANY ACTIONS TO FOSTER SUSTAINABILITY[2]

- Reducing waste and spoilage across the supply chain
- Increasing food safety and product traceability (e.g., farm to fork)
- Reducing packaging/creating more sustainable packaging
- Reducing energy/water consumption
- Leveraging technology to better identify sustainability

[1]Source: IDC's Food and Beverage Industry Survey, June 2022 [2]Multiple industry sources
[3]Source: Innova Insights [4]Source: Simon-Kucher & Partners, Strategy & Marketing Consultants, October 2021

JBT'S OPPORTUNITY TO MAKE A BIG IMPACT

As a food and beverage production machinery company, our biggest environmental impact is in the products we sell. This provides a huge opportunity for JBT to make a difference.

>90%

of machinery manufacturers' emissions by source is in their products sold[2]

SUSTAINABLY MADE IS CONSUMER PREFERRED—WITHOUT PAYING MORE

69%

of consumers now would prefer to buy healthier foods, produced sustainably[3]; only 34% are willing to pay more[4]



Scale:

key to affordable, sustainably produced foods and beverages

Consumer interest in sustainably produced foods has outpaced willingness to pay more. Manufacturing scale is critical to affordability—throughput-boosting automation and digital technologies make JBT an ideal partner.

BUILT TO DRIVE CUSTOMER SUSTAINABILITY AND PROFITS

JBT equipment and solutions support virtually all elements of sustainable customer operations. From lower energy consumption to less plastic in packaging materials, lower impact means lower cost—and higher customer profits.

Sustainability and profitability are not mutually exclusive. JBT solutions drive both.



WATER, STEAM, ENERGY AND UTILITY OPTIMIZATION
- Improve equipment efficiency/increase uptime
- Water conservation technologies
- Emissions-reducing technologies
- Improved operational efficiency solutions/upgrades



FOOD WASTE REDUCTION
- Reduce process losses
- Prolong shelf life



PACKAGING WASTE/ENVIRONMENTAL IMPACT REDUCTION
- Reduce plastic use/consumption in packaging
- Increase use of recyclable/biodegradable packaging



EQUIPMENT REFURBISHMENTS/RETROFITS
- Extend equipment lifespan
- Increase operational efficiency of equipment



SUSTAINABLE FOODS DEVELOPMENT
- Technologies for plant-based protein and beverage
- Developing cell-based meats and seafood technology

JBT's journey: creating a corporate responsibility leader

Our ESG (Environmental, Social, Governance) vision reflects our corporate purpose holistically—providing solutions that make better use of the world's precious resources.

RESPONSIBILITY AT JBT

OUR CUSTOMERS

Contributing to customer sustainability through environmentally beneficial solutions

- ⊙ Reduced water/energy consumption
- ⊙ Optimal food safety and quality
- ⊙ Reduced food waste
- ⊙ Reduced packaging



OUR PEOPLE AND COMMUNITIES

Fostering a diverse, inclusive, team-based workforce and supporting stronger communities

- ⊙ Safety for all, first and foremost
- ⊙ Employee satisfaction/ development/retention
- ⊙ Diversity, equity, inclusion and belonging
- ⊙ Employee Network Communities
- ⊙ Continuing education programs
- ⊙ Multilevel local community support

OUR OPERATIONS

Innovating continuously to lower the environmental impact of our own operations

- ⊙ Manufacturing *and* office operations focus
- ⊙ Consumables reduction/reuse
- ⊙ Waste reduction/recycling
- ⊙ Reduced water/energy consumption
- ⊙ Alternative/renewable energy sourcing
- ⊙ Sustainable supply chain initiatives
- ⊙ Relentless continuous improvement

real
progress

We're moving forward, building capabilities that make JBT a stronger partner for customer success and sustainability through our Elevate 2.0 strategy.

Full speed ahead: Executing Elevate 2.0

Elevate 2.0 is our strategy to grow by transforming JBT into a digitally enabled solutions partner to our customers, centered on sustainability and responsibility in all we do.



Organic Growth

Digital Transformation

Sustainability Responsibility

Margin Enhancement

Acquisitions

ORGANIC GROWTH: A COMPREHENSIVE, HOLISTIC APPROACH

We're driving organic growth by investment across multiple areas—a value/outcome-centered effort to expand our offerings, markets and customer relationships.

JBT OPPORTUNITIES

- New/adjacent end markets
- New products/services/solutions
- New geographies
- Greater wallet share

CUSTOMER OUTCOMES

- Improved food safety
- Higher yield/speed/throughput
- Increased automation
- Greater sustainability

HYDROMATIC® HYDROSTATIC TECHNOLOGY: SUSTAINABLE PRESERVATION AT SCALE

JBT's proven Hydromatic hydrostatic sterilization technology provides high-volume, continuous processing of a wide range of container types, from cans and bottles to rigid and semi-rigid plastic pouches and trays.

The technology delivers substantial energy savings by reusing heat energy from steam multiple times.


dog
ADULT DOG
with beef & rice
classic ground
made with real beef
dog f
ADULT DOG
with beef & rice
classic ground
made with real beef

MARGIN ENHANCEMENT: INTERNAL AND CUSTOMER FOCUSED

Our approach to margin enhancement is twofold—operating more efficiently and delivering greater customer value—driven by a culture of relentless continuous improvement.

STREAMLINING JBT FOR IMPROVED CUSTOMER VALUE

- Supply Chain
- Make vs Buy
- Value Engineering
- Standardization
- Best Cost by Region
- Continuous Improvement

Driving digital transformation

JBT's advanced digital technology and solutions elevate our value and deepen our relationships by enabling increased customer profitability and sustainability.



MEETING CUSTOMER CHALLENGES

Our advanced, digitally enabled solutions transform JBT's ability to help customers address today's most pressing challenges:

⊙ **Downtime Impact**
Affects profitability

⊙ **Materials Availability/Costs**
Makes yield increasingly critical

⊙ **Data Quality/Availability**
Key to waste/inefficiency mitigation

⊙ **Labor Shortages**
Increases automation importance

OmniBlu™ enables customers to increase equipment uptime and throughput, plan for and reduce downtime, and generate data to support sustainability outcomes.

⊙ Takes the friction out of ordering parts and service

⊙ Delivers real-time data and analytics to optimize machine performance

⊙ Leverages AI and Machine Learning to support maintenance managers

⊙ Empowers key sustainability outcomes

SUPPORTING IMPROVED CUSTOMER SUSTAINABILITY

OmniBlu generates, captures and formats data to support customer monitoring and improvements to equipment- and process-related efficiencies to reduce energy and water usage.





OMNIBLU: DIGITAL TRANSFORMATION COMES ALIVE

OmniBlu is JBT's Digital Solution for Enhanced Efficiency, Performance and Sustainability

> **Productive**
> Diagnose/Order/Measure

> **Proactive**
> Monitor/Detect/Predict

> **Insights**
> Actionable/Optimized/Effective

Supporting Customer Success—Strengthening Customer Relationships

OMNIBLU FEATURES

OmniBlu integrates real-time machine monitoring, advanced maintenance support and digitalized, customized parts stocking and ordering to optimize machine performance and maintenance productivity.



MACHINE PERFORMANCE

Combines proactive monitoring of real-time performance with application expertise to improve efficiency/output, anticipate failures and predict maintenance needs



MAINTENANCE MANAGER

Provides a comprehensive, one-stop view to understand and plan events—schedule, prioritize, execute and track maintenance activities; receive smart alerts/alarms



FRICTIONLESS PARTS/SERVICE

Dedicated parts stock curated for each customer, plus parts identification/ordering keyed to machine diagrams, including price and availability with priority shipping

Automation and the future of food

Automation is another lever for making sustainable food affordable, enabling higher volume, lower labor costs and more consistent quality. Integrating automation into JBT solutions is a key tenet of Elevate 2.0.

M&A: CENTRAL TO JBT GROWTH

JBT has always built capabilities and accelerated growth through acquisitions. Becoming a pure-play food and beverage company opens new, potentially transformative doors in M&A.

> Grow the Core
> Advance the Strategy
> Expand the Business

20 FoodTech Acquisitions Since 2014

DSI™ 812 Compact Portioner: advancing automation benefits

The newly released DSI Compact Portioner leverages JBT portioning expertise to address the needs of smaller food processors with a compact, highly effective plug-and-play waterjet cutting system.

2022 ACQUISITIONS

BEVCORP

Beverage Processing and Packaging Leader

◉ Builds JBT's capabilities in carbonated beverage processing and sustainable aluminum packaging

◉ Adds to JBT resilience with 60%+ recurring revenues

ALCO

Food Technology Leader

◉ Expands JBT's capabilities in poultry, convenience foods and plant-based foods

◉ Fits perfectly in JBT's service-driven strategy and culture

◉ Strengthens JBT European presence



durable value

Business and industry resilience put us in a strong position to create durable value for our customers, investors and planet, across all economic cycles.

FOOD AND BEVERAGE: STABILITY DURING DOWNTURNS

People need to eat. That's one reason why economic downturns historically impact food and beverage producers' capital spending less than others in the industrial sector.

LESS CYCLICAL

Stable Growth in Food and Beverage Consumption

LESS IMPACTED

Food & Beverage Company Capex Less Impacted by Macroeconomic Cycles

MORE STABLE

Continued Industry Equipment Investments Benefit JBT

RESILIENCE BUILT ON VALUE BEYOND THE SALE

The importance and strategic priority of recurring revenue at JBT builds stronger customer relationships based on real value, contributing to resiliency through economic cycles.



FoodTech Recurring Revenue
(in millions)

	2017	2018	2019	2020	2021	2022
	$486	$518	$587	$611	$662	$751
Percent of Total FoodTech Revenue	41.5%	38.1%[1]	44.1%	49.5%	47.2%	47.2%

Becoming a pure-play food and beverage industry leader will open new strategic doors to help us become the premier partner for digitally enabled, sustainable solutions.

Our path is clear and getting clearer. Our future is bright and getting brighter.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-34036

John Bean Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	**91-1650317**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

70 West Madison Street
Chicago, IL 60602
(Address of principal executive offices)

(312) 861-5900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol(s)	Name of Exchange on Which Registered
Common Stock, $0.01 par value	JBT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant on the last business day of the registrant's most recently completed second fiscal quarter was: $3,477,994,143.

At February 16, 2023, there were 31,805,199 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS

	Page
PART I	

PART II

PART III

PART IV

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and other materials filed or to be filed by us with the Securities and Exchange Commission, as well as information in oral statements or other written statements made or to be made by us, contain statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," "foresees" or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this Annual Report on Form 10-K are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. These forward-looking statements include, among others, statements relating to the expected impact of the COVID-19 pandemic on our business and our results of operations, our plans to mitigate the impact of the pandemic, our strategic plans, our restructuring plans and expected cost savings from those plans, our outlook and guidance, and our liquidity and our covenant compliance. The factors that could cause our actual results to differ materially from expectations include but are not limited to the following factors:

- higher energy and other input costs adversely impacting financial condition of our customers, especially in Europe, and demand for our goods and services from our customers;
- the effects of any resurgence in the COVID-19 pandemic on our ability to operate our business and facilities, on our customers, on our workforce resulting in illness or higher labor turnover, on our supply chains due to extended delivery times and higher freight costs, and on the economy generally;
- fluctuations in our financial results;
- unanticipated delays or acceleration in our sales cycles;
- deterioration of economic conditions;
- disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business;
- changes to trade regulation, quotas, duties or tariffs;
- risks associated with acquisitions or strategic investments;
- fluctuations in currency exchange rates;
- increases in energy or raw material prices, freight costs, and inflationary pressures;
- changes in food consumption patterns;
- impacts of food borne illnesses and diseases to various agricultural products;
- weather conditions and natural disasters;
- impact of climate change and environmental protection initiatives;
- our ability to comply with the laws and regulations governing our U.S. government contracts;
- acts of terrorism or war;
- termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation;
- customer sourcing initiatives;
- competition and innovation in our industries;
- difficulty in implementing our business strategies, including the timing of our previously announced review of strategic alternatives for the AeroTech platform, our ability to identify or develop any strategic alternatives, execute on material aspects of such strategic alternatives, and whether we can achieve the potential benefits of such strategic alternatives;
- our ability to develop and introduce new or enhanced products and services and keep pace with technological developments;
- difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement;
- catastrophic loss at any of our facilities and business continuity of our information systems;
- cyber-security risks such as network intrusion or ransomware schemes;
- loss of key management and other personnel;
- potential liability arising out of the installation or use of our systems;
- our ability to comply with U.S. and international laws governing our operations and industries;
- increases in tax liabilities;
- work stoppages;
- fluctuations in interest rates and returns on pension assets;
- availability of and access to financial and other resources; and
- the factors described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

If one or more of those or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

PART I

Unless otherwise specified or indicated by the context, JBT Corporation, JBT, we, us, our and the Company refer to John Bean Technologies Corporation and its subsidiaries.

ITEM 1.   BUSINESS

GENERAL

We operate our business through two segments, FoodTech and AeroTech. We are a leading global technology solutions and service provider to high-value segments of the food, beverage, and aviation support industry. Through our FoodTech segment, our mission is to make better use of the world's precious resources by providing solutions that substantially enhance our customers' success, and in doing so design, produce and service sophisticated and critical products and systems for food and beverage companies that improve yields and boost efficiency. JBT also sells critical equipment and services to domestic and international air transportation customers through our AeroTech segment. Both segments operate globally and serve multi-national and regional markets.

We were originally incorporated as Frigoscandia, Inc. in Delaware in May 1994. Our principal executive offices are located at 70 West Madison, Suite 4400, Chicago, Illinois 60602.

Segment sales, operating results and additional financial data and commentary are provided in the Segment Analysis section in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 19. of the Notes to Consolidated Financial Statements in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

DESCRIPTION OF BUSINESS

Products and services

FoodTech provides comprehensive solutions throughout the food production value chain that includes:

- *Food and Beverage Solutions*. Our equipment offerings include primary, secondary and further value-added processing, including chilling, mixing/grinding, injecting, blending, marinating, tumbling, flattening, forming, portioning, coating, cooking, frying, freezing, extracting, pasteurizing, sterilizing, concentrating, high pressure processing, weighing, inspecting, filling, closing, sealing, and packaging, which support a large and growing portfolio of food, beverage, and health end markets.

- *Automated Guided Vehicle Systems*. Our Automated Guided Vehicle Systems offerings include stand-alone, fully-integrated, and dual-mode robotic systems for material movement requirements with a wide variety of applications including automotive manufacturing, warehousing, and medical facilities.

AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, airfreight and ground handling companies, defense forces and defense contractors. The product offerings of our AeroTech businesses include:

- *Mobile Equipment*. Our mobile air transportation equipment includes commercial and defense cargo loading, aircraft deicing, aircraft towing, and aircraft ground power and cooling systems.

- *Fixed Equipment*. We provide gate equipment for passenger boarding.

- *Airport Services*. We also maintain and enhance airport equipment, systems, and facilities.

We provide aftermarket products, parts, and services for our installed base of FoodTech and AeroTech equipment, including retrofits and refurbishments to accommodate the changing operational requirements of our customers. We also provide continuous, proactive service to our customers including the fulfillment of preventative maintenance agreements, such as ProCare, and consulting services. As part of our aftermarket program, we offer technology for enterprise asset management and real-time operations monitoring with iOPS™. In 2022, we launched our new digital solution called OmniBlu™, a subscription-based offering including best-in-class service, parts availability, and machine optimization capabilities - all supported by a powerful digital backbone leveraging AI, machine learning, and predictive analytics.

Sales and Marketing
We sell and market our products and services predominantly through a direct sales force, supplemented with independent distributors, sales representatives, and technical service teams. Our experienced global sales force is comprised of individuals with strong technical expertise in our products and services and the industries in which they are sold.

We support our sales force with marketing and training programs that are designed to increase awareness of our product offerings and highlight our differentiation while providing a set of sales tools to aid in the sales of our technology solutions. We actively employ a broad range of marketing programs to inform and educate customers, the media, industry analysts, and academia through targeted newsletters, our web-site, seminars, trade shows, user groups, and conferences. We regularly introduce new internal digital resources designed to accelerate the quote-to-order process, identify cross-selling opportunities between our separate businesses. In addition, we utilize marketing automation processes and technology to drive lead generation.

Competition
We conduct business worldwide and compete with large multinational companies as well as a variety of local and regional companies, which typically are focused on a specific application, technology or geographical area.

We compete by leveraging our industry expertise to provide differentiated and proprietary technology, integrated systems, high product quality and reliability, and comprehensive aftermarket service. We strive to provide our customers with equipment that delivers a lower total cost of ownership, distinguishing ourselves by providing reliable uptime, labor reduction through automation, increased yields, and improved product quality, while helping customers achieve ambitious environmental goals of lowering energy and water usage, reducing food waste, and enhancing food safety. Our ability to provide comprehensive sales and service in all major regions of the world, by maintaining local personnel in region, differentiates us from regional competition.

Our historically strong position in the markets we serve has provided us with a large installed base of systems and equipment. The installed base of our equipment is a source of recurring revenue from aftermarket products, parts, services, and lease arrangements. Recurring revenue accounted for 47% of our FoodTech total revenue and 38% of our AeroTech total revenue in 2022. The installed base also provides us with strong, long-term customer relationships from which we derive information for new product development to meet the evolving needs of our customers.

Geographic Information
We have operations strategically positioned around the world to serve the existing FoodTech and AeroTech equipment base located in more than 100 countries. See Item 1A. Risk Factors for a discussion of risks associated with our global operations.

Customers
No single customer accounted for more than 10% of our total revenue in any of the last three fiscal years.

Government Contracts
AeroTech supplies equipment to the U.S. Department of Defense, municipalities, and international governments. The amount of equipment and parts supplied to these programs is dependent upon annual government appropriations and levels of defense spending. In addition, United States defense contracts are unilaterally terminable at the option of the United States government with compensation for work completed and costs incurred. Contracts with the United States government and defense contractors are subject to special laws and regulations, the noncompliance with which may result in various sanctions that could materially affect our ongoing government business.

Patents, Trademarks and Other Intellectual Property
We own a number of United States and foreign patents, trademarks, and licenses that are cumulatively important to our business. We own approximately 702 United States and foreign issued patents and have approximately 343 patent applications pending in the United States and abroad. Further, we license certain intellectual property rights to or from third parties. We also own numerous United States and foreign trademarks and trade names and have approximately 969 registrations and pending applications in the United States and abroad. A substantial majority of these patents, trademarks and trade names are associated with the FoodTech segment. Developing and maintaining a strong intellectual property portfolio is an important component of our strategy to extend our technology leadership. However, we do not believe that the loss of any one or group of related patents, trademarks, or licenses would have a material adverse effect on our overall business.

Sources and Availability of Raw Materials
All of our business segments purchase carbon steel, stainless steel, aluminum, and/or steel castings and forgings both domestically and internationally. We do not use single source suppliers for the majority of our raw material purchases and believe the available supplies of raw materials are adequate to meet our needs. However, the disruptions to the global economy which began in 2020 and continued throughout the years 2021 and 2022 have impeded global supply chains, resulting in longer lead times and increased raw material costs. We have taken steps to minimize the impact of these increased costs by working closely with our supply base, primarily through supply chain and strategic sourcing initiatives that include supply base consolidation, make versus buy decisions, value engineering and component standardization, and best cost country sourcing. We expect supply chain disruptions to continue into 2023, the effect of which will depend in part on our ability to successfully mitigate and offset the impact of these events.

Working Capital Practices

In order to provide, and install, custom designed equipment, companies in the food machinery industry generally generate customer deposits, or advance payments, before construction begins. For this reason, FoodTech can be less working capital intensive than many other industrial capital goods industries. AeroTech solutions do not generate a significant amount of advance payment from the air transportation industry, and therefore operations in this segment is generally more capital intensive.

Human Capital Management

We have employees located throughout the world. As of fiscal year end 2022, we have approximately 7,200 employees worldwide, with approximately 56% located in the United States. Approximately 8% of our employees in the United States are represented by three collective bargaining agreements, and less than 2% of employees in the United States are represented by agreements that will expire within two years. Outside the United States, we enter into employment contracts and agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction. Approximately 49% of our international employees are covered by global employee representation bodies. We have historically maintained good employee relations and have successfully concluded all of our recent negotiations without a work stoppage. However, we cannot predict the outcome of future contract negotiations.

Our strong employee base, along with their commitment to our uncompromising values of integrity, accountability, continuous improvement, teamwork, and customer focus, provide the foundation of our company's success. Employee safety, and managing the risks associated with our workplace, is of paramount importance to JBT. We give employees the training and tools to manage risk. We also empower employees to stop work if they encounter an unsafe situation. JBT's Health and Safety program operates under management's belief that all injuries can be prevented, with a company objective of "Zero Incidents, Worldwide, Every Day." Specifically, we have deployed a global Near Miss and Behavior-Based Safety Observations reporting program, under which potential unsafe conditions or behaviors are proactively reported and corrected before they cause an injury. JBT's foundational commitment to safety is demonstrated by our world-class recordable and loss-time rates below. This safety information is provided in the CEO report to the Board of Directors at every Board meeting.



JBT embraces diversity, equity, inclusion, and belonging ("DEIB"), and we believe a diverse workforce fosters innovation and cultivates an environment filled with unique perspectives. We are committed to creating an inclusive culture where employees can bring their whole selves to work and we strive to use our resources to support causes that help to create a respectful and accepting global community. As part of JBT's commitment to DEIB, our global DEIB Council, which partners with our executive management team to develop and deploy programs, processes and communications to further our DEIB objectives. JBT has formed employee network communities (ENCs) to create a safe space for underrepresented groups to build community, share experiences, foster professional development and uphold our culture of inclusion. We are also focused on recruitment of diverse candidates as well as on internal talent development of our diverse leaders so that they can advance their careers and move into leadership positions within the company. The JBT Tom Giacomini Engineering Scholarship Program provides twelve annual individual scholarships to minority students pursuing an engineering degree that are currently members of one of three national organizations: the Society of Women Engineers (SWE), the Society of Hispanic Professional Engineers (SHPE), and the National Society of Black Engineers (NSBE).

We invest in programs and processes that develop our employees' capabilities to ensure that we have the talent we need to execute our strategic business plans. Our executive Performance Management Program ensures that all leaders have clear priorities, and that their performance relative to these priorities are linked to their total rewards package. Our global Talent Development Review process starts at a local level and ultimately rolls up to divisional leadership and the executive leadership team to identify talent development needs, mitigate talent risks and plan for succession. These talent plans are presented to the Compensation Committee of the Board of Directors each year. The result is a specific and actionable talent plan in every business that measures the health of our leadership pipeline and ensures the execution of the important priorities set for each business. Our Leader Excellence Program provides an overview of the 13 competencies that have been identified in successful JBT leaders and deploys a formal framework through which these traits can be assessed and developed more broadly in our workforce. This ensures a fair, accurate and consistent approach in the development and assessment of leaders and potential leaders.

We believe our management team has the experience necessary to effectively execute our strategy. Our CEO and segment leaders have significant industry experience and are supported by experienced and talented management teams who are dedicated to maintaining and expanding our position as a global leader in our markets. For discussion of the risks relating to the attraction and retention of management and executive management employees, see "Part 1. Item 1A. Risk Factors."

Governmental Regulation and Environmental Matters
Our operations are subject to various federal, state, local, and foreign laws and regulations governing the prevention of pollution and the protection of environmental quality. If we fail to comply with these environmental laws and regulations, administrative, civil, and criminal penalties may be imposed, and we may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. We may also be subject to civil claims arising out of an accident or other event causing environmental pollution. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for our own acts even though these actions were in compliance with all applicable laws at the time they were performed.

Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA, and related state laws and regulations, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances that have been released into the environment, including hazardous substances generated by any closed operations or facilities. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage, and recovery of response cost. We may also be subject to the corrective action provisions of the Resource, Conservation and Recovery Act, or RCRA, and analogous state laws that require owners and operators of facilities that treat, store, or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with their operations.

Many of our facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. We believe that appropriate precautions are taken to protect our employees and others from harmful exposure to potentially hazardous work environments, and that we operate in substantial compliance with all OSHA or similar regulations.

We are also subject to laws and regulations related to conflict minerals, forced labor, export compliance, anti-corruption, and immigration and we have adopted policies, procedures and employee training programs that are designed to facilitate compliance with those laws and regulations.

Available Information
All periodic and current reports, registration statements, and other filings that we are required to make with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, proxy statements and other information are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. You may access and read our SEC filings free of charge through our website at www.jbtc.com, under "Investor Relations – SEC Filings," or the SEC's website at www.sec.gov.

The information contained on or connected to our website, www.jbtc.com, is not incorporated by reference into this Annual Report on Form 10-K or any other report we file with the SEC.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of JBT Corporation, together with the offices currently held by them, their business experience and their ages as of February 16, 2023, are as follows:

Name	Age	Office
Brian A. Deck	54	President and Chief Executive Officer
Matthew J. Meister	44	Executive Vice President and Chief Financial Officer
Shelley Bridarolli	52	Executive Vice President, Chief Human Resources Officer
James L. Marvin	62	Executive Vice President, General Counsel and Assistant Secretary
Kristina Paschall	48	Executive Vice President, Chief Information and Digital Officer
Jack Martin	59	Executive Vice President, Supply Chain
David C. Burdakin	67	Executive Vice President and President, AeroTech
Luiz "Augusto" Rizzolo	44	Executive Vice President and President, Diversified Food and Health
Robert Petrie	53	Executive Vice President and President, Protein
Jessi L. Corcoran	40	Vice President, Corporate Controller and Chief Accounting Officer

BRIAN A. DECK became our President and Chief Executive Officer in December 2020 after serving as the interim Chief Executive Officer from June 2020 to December 2020. Mr. Deck served as our Vice President and Chief Financial Officer from February 2014 until December 2020. Prior to joining JBT, he served as Chief Financial Officer (since May 2011) of National Material L.P., a private diversified industrial holding company. Mr. Deck served as Vice President of Finance and Treasury (November 2007 to May 2011) and as Director, Corporate Financial Planning and Analysis (August 2005 to November 2007) of Ryerson Inc., a metals distributor and processor. Prior to his service with Ryerson, Mr. Deck held various positions with General Electric Capital, Bank One (now JPMorgan Chase & Co.), and Cole Taylor Bank.

MATTHEW J. MEISTER became our Chief Financial Officer in December 2020 after serving as the interim Chief Financial Officer since October 2020. Mr. Meister joined JBT in May 2019 as Vice President and CFO for JBT Protein, with responsibility for all accounting and finance activity for the Protein Division within the FoodTech segment. He joined the Company with extensive experience in global manufacturing across various industries including automotive, medical devices, and general industrial applications, including his prior roles at IDEX Corporation, where he held several finance leadership roles within the operations, ending with the Group Vice President, Health and Science Technologies role. Prior to joining IDEX in January 2013, he held various roles of increasing responsibility within the business units and in the corporate office at Navistar International Corporation.

SHELLEY BRIDAROLLI became our as Executive Vice President, Human Resources in September 2021. Prior to that, Ms. Bridarolli was the Senior Vice President Human Resources of Dana Incorporated from November 2018 until April 2020. Before joining Dana Incorporated, she was the Vice President Human Resources for the PowerDrive Systems Division of BorgWarner, Inc. from August 2014 to November 2018, and also served as Borg Warner's Interim Chief Human Resources Officer from July to November 2018. Prior to that, Ms. Bridarolli held progressive senior HR leadership roles at Eaton Corporation between May 2001 and August 2014. Ms. Bridarolli began her professional career in 1998 with National Fuel Exploration Company in Calgary, Canada.

JAMES L. MARVIN became our Executive Vice President and General Counsel in May 2014, and served as Secretary from July 2008 to August 2018, subsequent to which he has served as Assistant Secretary. From July 2008 until May 2014, Mr. Marvin served as Deputy General Counsel and Secretary, acting as Division Counsel for AeroTech and managing corporate legal matters. Mr. Marvin joined FMC Technologies, Inc. in April 2003, serving as Assistant General Counsel and Assistant Secretary, acting as Division Counsel for FMC Technologies' Airport Systems Division and managing corporate legal matters. Before joining FMC Technologies in 2003, Mr. Marvin served in the roles of Chief Corporate Counsel and Division Counsel for Corporate Finance at Heller Financial, Inc., a publicly-traded middle-market financial services business. Mr. Marvin was previously a partner with the Chicago-based law firm Katten Muchin Zavis, with a practice focused in commercial financial transactions. Mr. Marvin was a corporate securities attorney with O'Connor Cavanagh Anderson Westover Killingsworth & Beshears in Phoenix, Arizona.

KRISTINA PASCHALL became our Executive Vice President, Chief Information and Digital Officer in October 2020. She was appointed Vice President and Chief Information Officer of JBT Corporation in September 2017. Prior to joining JBT Corporation, Ms. Paschall was the Chief Information Officer of Ferrara Candy Company (2013 – 2017). Before joining Ferrara, she held progressive senior IT leadership roles at Ingredion and GATX, having spent the previous part of her career in management roles at consulting organizations.

JACK MARTIN became the Executive Vice President, Supply Chain in April 2022. Prior to joining JBT, Mr. Martin was employed by Marmon Holdings as Vice President, Supply Chain from August 2019 to April 2022. Before joining Marmon Holdings, he provided full time supply chain consulting services to Standex International and International Equipment Solutions in 2018 and 2019. Mr. Martin served in several group leadership roles with Dover Corporation from 2008 to 2017 with his last role being Vice President, Global Sourcing. Mr. Martin started and advanced his career in progressive purchasing and supply chain roles for companies like John Crane International, SKF / Chicago Rawhide, and Thermo Fisher Scientific.

DAVID C. BURDAKIN became the Executive Vice President and President, AeroTech in May 2014. Previously, Mr. Burdakin was Vice President and Division Manager-AeroTech beginning in January 2014. Prior to joining JBT, he worked as an independent consultant and as Non-Executive Chairman of Mayline Corporation, a private equity owned industrial company (2012 – 2013). Prior to Mayline, he served as President and Chief Executive Officer (2007 – 2012) of Paladin Brands, a leading independent manufacturer of attachment tools for construction equipment including mobile aviation support equipment. Prior to that, Mr. Burdakin progressed through various leadership roles at HNI Corporation (1993 – 2007), including seven years as President of The HON Company, HNI's largest operating company. Prior to joining HNI, he held various positions at Illinois Tool Works Inc. and Bendix Industrial Group.

LUIZ "AUGUSTO" RIZZOLO became the Executive Vice President and President, Diversified Food and Health in October 2022. Previously, Mr. Rizzolo served as a President, Protein North America (since 2020) and as the Vice President, General Manager of Protein North America Customer Care (2019 – 2020). Prior to joining JBT, Mr. Rizzolo was the Group President, Specialty Retail Business at Marmon Holdings, Inc. (2018 – 2019). Prior to that, he worked at Illinois Tool Works (2014 – 2018) as VP/GM at various times of each of the Global Weight & Wrap Division and the North America Service Division, and at Whirlpool Corporation (2003 – 2014) in positions of increasing responsibility.

ROBERT PETRIE was appointed as our Executive Vice President and President, Protein in September 2021. Mr. Petrie previously led JBT's Protein EMEA (Europe, Middle East, and Africa) business, with additional responsibility for JBT's Protein business in Asia. Mr. Petrie joined the Company in 2009 when Double D Food Engineering Ltd, where he was Managing Director and a shareholder, was acquired by JBT. During his tenure at JBT, Mr. Petrie has progressed through several general management and commercial leadership roles with increasingly complex responsibilities.Before joining Double D, Mr. Petrie held various engineering, quality, and operational positions at NCR Corporation.

JESSI L. CORCORAN became Vice President, Corporate Controller and Chief Accounting Officer in October 2020. Ms. Corcoran came to JBT in 2015 as Senior Manager of External Reporting and Technical Accounting. She was promoted to Assistant Corporate Controller in 2017 and Chief Accounting Officer in 2018. Prior to JBT she worked in the Audit & Assurance practice at Deloitte for nine years, with increasing levels of responsibility through senior manager.

ITEM 1A.   RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Annual Report on Form 10-K, in evaluating our company and our common stock. If any of the risks described below actually occurs, our business, financial condition, results of operations, cash flows and stock price could be materially adversely affected.

BUSINESS AND OPERATIONAL RISKS

Our financial results are subject to fluctuations caused by many factors that could result in our failing to achieve anticipated financial results and cause a drop in our stock price.

Our quarterly and annual financial results have varied in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond our control. In particular, the contractual terms and the number and size of orders in the capital goods industries in which we compete vary significantly over time. The timing of our sales cycle from receipt of orders to shipment of the products or provision of services can significantly impact our sales and income in any given fiscal period. These and any one or more of the factors listed below, among other things, could cause us not to achieve our revenue or profitability expectations in any given period and the resulting failure to meet such expectations could cause a drop in our stock price:

- volatility in demand for our products and services, including volatility in growth rates in the food processing and air transportation industries;

- downturns in our customers' businesses resulting from deteriorating domestic and international economies where our customers conduct substantial business;

- increases in commodity prices resulting in increased manufacturing costs, such as petroleum-based products, metals or other raw materials we use in significant quantities;

- supply chain delays and interruptions;

- effects of tight labor market on our labor costs resulting from higher labor turnover, shortage of skilled labor, and higher labor absenteeism, also in part due to effects of the COVID-19 pandemic;

- changes in pricing policies resulting from competitive pressures, including aggressive price discounting by our competitors and other market factors;

- our ability to develop and introduce on a timely basis new or enhanced versions of our products and services;

- unexpected needs for capital expenditures or other unanticipated expenses;

- changes in the mix of revenue attributable to domestic and international sales;

- changes in the mix of products and services that we sell;

- changes in foreign currency rates;

- seasonal fluctuations in buying patterns;

- future acquisitions and divestitures of technologies, products, and businesses;

- changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments; and

- cyber-attacks and other IT threats that could disable our IT infrastructure and create a meaningful inability to operate our business.

The loss of key personnel or any inability to attract and retain additional personnel could affect our ability to successfully grow our business.

Our performance is substantially dependent on the continued services and performance of our senior management and other key personnel. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our executive officers or other key employees for any reason could harm our business. Transitions in our senior executive management roles could adversely impact our strategic planning, specifically resulting in unexpected changes, or delays in the planning and execution of such plans and can cause a diversion of management time and attention.

The cumulative loss of several significant contracts may negatively affect our business, financial condition, results of operations, and cash flows.

We often enter into large, project-oriented contracts, or long-term equipment leases and service agreements. These agreements may be terminated or breached, or our customers may fail to renew these agreements. If we were to lose several significant agreements and if we were to fail to develop alternative business opportunities, then we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may lose money or not achieve our expected profitability on fixed-price contracts.

As is customary for several of the business areas in which we operate, we may provide products and services under fixed-price contracts. Under such contracts, we are typically responsible for cost overruns. Our actual costs and any gross profit realized on these fixed-price contracts may vary from our estimates on which the pricing for such contracts was based. There are inherent risks and uncertainties in the estimation process, including those arising from unforeseen technical and logistical challenges or longer than expected lead times for sourcing raw materials and assemblies. A fixed-price contract may significantly limit or prohibit our ability to mitigate the impact of unanticipated increases in raw material prices (including the price of steel and other significant raw materials) by passing on such price increases. Depending on the volume of our work performed under fixed-price contracts at any one time, differences in actual versus estimated performance could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We attempt to offset these cost increases through increases in pricing and efforts to lower costs through manufacturing efficiencies and cost reductions. However the impact of such increase costs may not be fully mitigated.

Infrastructure failures or catastrophic loss at any of our facilities, including damage or disruption to our information systems and information database, could lead to production and service curtailments or shutdowns and negatively affect our business, financial condition, results of operations, and cash flows.

We manufacture our products at facilities in the United States, Belgium, Sweden, Brazil, Italy, Spain, United Kingdom, Netherlands and Germany. An interruption in production or service capabilities at any of our facilities as a result of equipment failure or any other reasons could result in our inability to manufacture our products. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to cancellations.

Our operations are also dependent on our ability to protect our facilities, computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, explosions, power loss, telecommunications failures, hurricane, and other catastrophic events. For instance, a part of our operations is based in an area of California that has experienced earthquakes and wildfires and other natural disasters, while another part of our operations is based in an area of Florida that has experienced hurricanes and other natural disasters.

Despite our best efforts at planning for such contingencies, catastrophic events of this nature may still result in delays in deliveries, catastrophic loss, system failures and other interruptions in our operations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, it is periodically necessary to replace, upgrade, or modify our internal information systems. For example we are currently in the process of implementing common Enterprise Resource Planning (ERP) systems across the majority of our businesses. If we are unable to do this in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore our business, financial condition, results of operations, and cash flows may be materially adversely impacted.

We are subject to cyber-security risks arising out of breaches of security relating to sensitive company, customer, and employee information and to the technology that manages our operations and other business processes.

Our business operations rely upon secure information technology systems for data capture, processing, storage, and reporting. Notwithstanding careful security and controls design, our information technology systems, and those of our third-party providers could become subject to cyber-attacks. Network, system, application, and data breaches could result in operational disruptions or information misappropriation, including, but not limited to, inability to utilize our systems, and denial of access to and misuse of applications required by our clients to conduct business with us. Phishing and other forms of electronic fraud may also subject us to risks associated with improper access to financial assets, customer information and diversion of payments. Theft of intellectual property or trade secrets and inappropriate disclosure of confidential information could stem from such incidents. Any such operational disruption and/or misappropriation of information could result in lost sales, negative publicity or business delays and could have a material adverse effect on our business. In addition, requirements under the privacy laws of the jurisdictions in which we operate, such as the EU General Data Protection Regulation (GDPR) and California Consumer Privacy Act impose significant costs that are likely to increase over time.

Our results of operations can be adversely affected by labor shortages, turnover and labor cost increases.

We have from time-to-time experienced labor shortages and other labor-related issues. These labor shortages have become more pronounced as a result of the COVID-19 pandemic and a sharp increase in demand for industrial goods as the global economy recovers from the effects of the pandemic. A number of factors may adversely affect the labor force available to us in one or more of our markets, including high employment levels, federal unemployment subsidies, and other government regulations, which include laws and regulations related to workers' health and safety, wage and hour practices and immigration. These factors can also impact the cost of labor. Increased turnover rates within our employee base can lead to decreased efficiency and increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees. An overall labor shortage or lack of skilled labor, increased turnover, higher rates of absenteeism or labor inflation could have a material adverse effect on our results of operations.

INDUSTRY RISKS

Deterioration of economic conditions could adversely impact our business.

Our business may be adversely affected by changes in current or future national or global economic conditions, including lower growth rates or recession, high unemployment, rising interest rates, limited availability of capital, decreases in consumer spending rates, the availability and cost of energy, tightening of government monetary policies to contain inflation and the effect of government deficit reduction, sequestration, and other austerity measures impacting the markets we serve. Any such changes could adversely affect the demand for our products or the cost and availability of our required raw materials, which can have a material adverse effect on our financial results. Adverse national and global economic conditions could, among other things:

- make it more difficult or costly for us to obtain necessary financing for our operations, our investments and our acquisitions, or to refinance our debt;

- cause our lenders or other financial instrument counterparties to be unable to honor their commitments or otherwise default under our financing arrangements;

- impair the financial condition of some of our customers, thereby hindering our customers' ability to obtain financing to purchase our products and/or increasing customer bad debts;

- cause customers to forgo or postpone new purchases in favor of repairing existing equipment and machinery, and delay or reduce preventative maintenance, thereby reducing our revenue and/or profits;

- negatively impact our customers' ability to raise pricing to counteract increased fuel, labor, and other costs, making it less likely that they will expend the same capital and other resources on our equipment as they have in the past;

- impair the financial condition of some of our suppliers thereby potentially increasing both the likelihood of our having to renegotiate supply terms on terms that may not be as favorable to us and the risk of non-performance by suppliers;

- negatively impact global demand for air transportation services as well as for technologically sophisticated food production equipments, which could result in a reduction of sales, operating income, and cash flows in our AeroTech and FoodTech segments;

- negatively affect the rates of expansion, consolidation, renovation, and equipment replacement within the air transportation industry and within the food processing industry, which may adversely affect the results of operations of our AeroTech and FoodTech segments; and

- impair the financial viability of our insurers.

Variability in the length of our sales cycles makes accurate estimation of our revenue in any single period difficult and can result in significant fluctuation in quarterly operating results.

The length of our sales cycle varies depending on a number of factors over which we may have little or no control, including the size and complexity of a potential transaction, the level of competition that we encounter during our selling process, and our current and potential customers' internal budgeting and approval processes. Many of our sales are subject to an extended sales cycle. As a result, we may expend significant effort and resources over long periods of time in an attempt to obtain an order, but ultimately not obtain the order, or obtain an order that is smaller than we anticipated. Revenue generated by any one of our customers may vary from quarter to quarter, and a customer who places a large order in one quarter may generate significantly lower revenue in subsequent quarters. Due to the length and uncertainty of our sales cycle, and the variability of orders from period to period, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be an accurate indicator of our future performance.

Our inability to secure raw material supply, component parts, sub assemblies, finished good assemblies, installation labor, and/or logistics capacity in a timely and cost-effective manner from suppliers would adversely affect our ability to manufacture, install and/or distribute products to customers.

We purchase raw materials, component parts, sub assemblies, and/or finished good assemblies for use in manufacturing, installation, service and/or distribution of our products to customers. Logistics availability and other external factors impacting our inbound and outbound transportation, raw material supply, component parts, sub assemblies, and/or finished goods we procure could result in manufacturing, installation and/or outbound transportation delays, inefficiencies, or our inability to distribute products if we cannot timely and efficiently manufacture them. In addition, our gross margins could be adversely impacted if raw materials, component parts, sub assemblies, finished goods, installation services and/or logistics provider's higher costs cannot be offset with timely pricing increases to customers.

The disruptions to the global economy, which began in 2020 and continued throughout the years 2021 and 2022 have impeded global supply chains, resulting in longer lead times and increased raw material costs. We have taken steps to minimize the impact of these increased costs by working closely with our suppliers and customers. Despite the actions we have taken to minimize the impacts of supply chain disruptions, there can be no assurances that unforeseen future events in the global supply chain and inflationary pressures will not have a material adverse effect on our business, financial condition and results of operations.

An increase in energy or raw material prices may reduce the profitability of our customers, which ultimately could negatively affect our business, financial condition, results of operations, and cash flows.

Energy prices are volatile globally, but are especially high in Europe, as a result of the war in the Ukraine. High energy prices have a negative trickledown effect on our customers' business operations by reducing their profitability because of increased operating costs. Our customers require large amounts of energy to run their businesses, particularly in the air transportation industry. Higher energy prices can reduce passenger and cargo air carrier profitability as a result of increased jet and ground support equipment fuel prices. Higher energy prices also increase food processors' operating costs through increased energy and utility costs to run their plants, higher priced chemical and petroleum based raw materials used in food processing, and higher fuel costs to run their logistics and service fleet vehicles.

Food processors are also affected by the cost and availability of raw materials such as feed grains, livestock, produce, and dairy products. Increases in the cost and limitations in the availability of such raw materials can negatively affect the profitability of food processors' operations.

Any reduction in our customers' profitability due to higher energy or raw material costs or otherwise may reduce their future expenditures for the food processing equipment or airport equipment that we provide. This reduction may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in food consumption patterns due to dietary trends or economic conditions may adversely affect our business, financial condition, results of operations, and cash flows.

Dietary trends can create demand for protein food products but negatively impact demand for high-carbohydrate foods, or create demand for easy to prepare, transportable meals but negatively impact traditional canned food products. Because different food types and food packaging can quickly go in and out of style as a function of dietary, health, convenience, or sustainability trends, food processors can be challenged in accurately forecasting their needed manufacturing capacity and the related investment in equipment and services. Rising food and other input costs, and recessionary fears may negatively impact our customer's ability to forecast consumer demand for protein products or processed food products and as a result negatively impact our customer's demand for our goods and services. A demand shift away from protein products or processed foods could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Freezes, hurricanes, droughts, other natural disasters, adverse weather conditions, outbreak of animal borne diseases (H5N1, BSE, or other virus strains affecting poultry or livestock), citrus tree diseases, or food borne illnesses or other food safety or quality concerns may negatively affect our business, financial condition, results of operations, and cash flows.

An outbreak or pandemic stemming from H5N1 (avian flu), BSE (mad cow disease), African swine fever (pork) or any other animal related disease strains could reduce the availability of poultry or beef that is processed for the restaurant, food service, wholesale or retail consumer. Any limitation on the availability of such raw materials could discourage food producers from making additional capital investments in processing equipment, aftermarket products, parts, and services that our FoodTech business provides. Such a decrease in demand for our products could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The success of our business that serves the citrus food processing industry is directly related to the viability and health of citrus crops. The citrus industries in Florida, Brazil, and other countries are facing increased pressure on their harvest productivity and citrus bearing acreage due to citrus canker and greening diseases. These citrus tree diseases are often incurable once a tree has been infested and the end result can be the destruction of the tree. Reduced amounts of available fruit for the processed or fresh food markets could materially adversely affect our business, financial condition, results of operations, and cash flows.

In the event an E. coli or other food borne illness causes a recall of meat or produce, the companies supplying those fresh, further processed or packaged forms of those products could be severely adversely affected. Any negative impact on the financial viability of our fresh or processed food provider customers could adversely affect our immediate and recurring revenue base. We also face the risk of direct exposure to liabilities associated with product recalls to the extent that our products are determined to have caused an issue leading to a recall.

In the event a natural disaster negatively affects growers or farm production, the food processing industry may not have the fresh food raw materials necessary to meet consumer demand. Crops or entire groves or fields can be severely damaged by a drought, flood, freeze, or hurricane, wildfires or adverse weather conditions, including the effects of climate change. An extended drought or freeze or a high category hurricane could permanently damage or destroy a tree crop area. If orchards have to be replanted, trees may not produce viable product for several years. Since our recurring revenue is dependent on growers' and farmers' ability to provide high quality crops to certain of our customers, our business, financial condition, results of operations, and cash flows could be materially adversely impacted in the event of a freeze, hurricane, drought, or other natural disaster.

Our failure to comply with the laws and regulations governing our U.S. government contracts or the loss of production funding of any of our U.S. government contracts could harm our business.

The U.S. government represented approximately 1% of our 2022 revenue, directly or through subcontracts. Our AeroTech business contracts with the U.S. government and subcontracts with defense contractors conducting business with the U.S. government. As a result, we are subject to various laws and regulations that apply to companies doing business with the U.S. government.

The laws governing U.S. government contracts differ in several respects from the laws governing private company contracts. Government contracts are highly regulated to curb misappropriation of funds and to ensure uniform policies and practices across various governmental agencies. Funding for such contracts is tied to national defense budgets and procurement programs that are annually negotiated and require approvals by the U.S. Department of Defense, the Executive Branch, and the Congress. For example, if there were any shifts in spending priorities or if funding for the defense aircraft programs were reduced or canceled as a result of the sequestration, policy changes, or for other reasons, the resulting loss of revenue could have an adverse impact on our AeroTech business. Many U.S. government contracts contain pricing terms and conditions that are not applicable to private contracts. In particular, U.S. defense contracts are unilaterally terminable at the option of the U.S. government with compensation only for work completed and costs incurred to date. In addition, any deliverable delays under such contracts as a result of our non-performance could also have a negative impact on these contracts.

Non-compliance with the laws and regulations governing U.S. government contracts or subcontracts may result in significant sanctions such as debarment (restrictions from future business with the government). If we were found not to be in compliance now or in the future with any such laws or regulations, our results of operations could be adversely impacted.

Customer sourcing initiatives may adversely affect our new equipment and aftermarket businesses.

Many multi-national companies, including our customers and prospective customers, have undertaken supply chain integration initiatives to provide a sustainable competitive advantage against their competitors. Under continued price pressure from consumers, wholesalers and retailers, our manufacturer customers are focused on controlling and reducing cost, enhancing their sourcing processes, and improving their profitability.

A key value proposition of our equipment and services is low total cost of ownership. If our customers implement sourcing initiatives that focus solely on immediate cost savings and not on total cost of ownership, our new equipment and aftermarket sales could be adversely affected.

Our business could suffer in the event of a work stoppage by our unionized or non-union labor force.

A portion of our employees in the United States are represented by collective bargaining agreements. Outside the United States, we enter into employment contracts and agreements in certain countries in which national employee unions are mandatory or customary, such as in Belgium, Sweden, Spain, Italy, the Netherlands, Germany and China.

Any future strikes, employee slowdowns, or similar actions by one or more unions, in connection with labor contract negotiations or otherwise, could have a material adverse effect on our ability to operate our business.

LEGAL AND REGULATORY RISKS

Disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business could negatively affect our business, financial condition, and results of operations.

We operate manufacturing facilities in many countries other than the United States, the largest of which are located in Belgium, Sweden, Brazil, Italy, Spain, United Kingdom, the Netherlands and Germany. Our international sales accounted for 36% of our 2022 revenue. Multiple factors relating to our international operations and to those particular countries in which we operate or seek to expand our operations could have an adverse effect on our financial condition or results of operations. These factors include, among others:

- economic downturns, inflationary and recessionary markets, including in capital and equity markets;
- civil unrest, political instability, terrorist attacks, and wars;
- nationalization, expropriation, or seizure of assets;
- potentially unfavorable tax law changes;
- inability to repatriate income or capital;
- foreign ownership restrictions;
- export regulations that could erode profit margins or restrict exports, including import or export licensing regulations;
- trade restrictions, tariffs, and other trade protection measures, or price controls;
- restrictions on operations, trade practices, trade partners, and investment decisions resulting from domestic and foreign laws and regulations;
- compliance with the U.S. Foreign Corrupt Practices Act and other similar laws;
- burden and cost of complying with different national and local laws, treaties, and technical standards and changes in those regulations;
- transportation delays and interruptions; and
- reductions in the availability of qualified personnel.

Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may increase our costs or limit the amount of raw materials and products that we can import, or may otherwise adversely impact or business.

The U.S. government imposes the import duties or other restrictions on products or raw materials sourced from countries that it perceives as engaging in unfair trade practices. For instance, since 2018, the U.S. government has imposed tariffs on steel and aluminum imports and on specified imports from China. In response to these tariffs, several major U.S. trading partners have imposed, or announced their intention to impose, tariffs on U.S. goods. We import raw materials from or manufacture our products in China and other such countries subject to these tariffs. Any such duties or restrictions could have a material adverse effect on our business, results of operations or financial condition.

Moreover, these tariffs, or other changes in U.S. trade policy, could trigger retaliatory actions by affected countries. A "trade war" of this nature or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the U.S. economy or certain sectors thereof and, thus, to adversely impact our businesses.

Climate change and climate change legislation or regulations may adversely affect our business, financial condition, results of operations, and cash flows.

Increasing attention to climate change, increasing societal expectations on companies to address climate change and changes in consumer preferences may result in increased costs, reduced demand for our products and the products of our customers, reduced profits, risks associated with new regulatory requirements, risks to our reputation and the potential for increased litigation and governmental investigations. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to increased transparency and standardization of reporting related to factors that may be contributing to climate change, regulating GHG emissions, and energy policies. If such legislation or regulations are enacted, we could incur increased energy, environmental and other costs and we may need to make capital expenditures to comply with these legislative and regulatory requirements. Failure to comply with these regulations could result in monetary penalties and could adversely affect our business, financial condition, results of operations and cash flows. We could also face increased costs related to defending and resolving legal claims related to climate change and the alleged impact of our operations on climate change.

Further, customer, investor, and employee expectations relating to environmental, social and governance (ESG) have been rapidly evolving. Enhanced stakeholder focus on ESG issues related to our industry requires continuous monitoring of various and evolving standards and expectations and the associated reporting requirements. A failure to adequately meet stakeholder expectations may result in the loss of business, diluted market valuation, and an inability to attract and retain customers and employees.

From time to time, in alignment with our sustainability priorities, we may establish and publicly announce climate-related goals. If we fail to achieve or improperly report on our progress toward achieving our sustainability goals and commitments, the resulting negative publicity could adversely affect our reputation and our access to capital.

Environmental protection initiatives may negatively impact the profitability of our business.

Future environmental regulatory developments in the United States and abroad concerning environmental issues, such as climate change, could adversely affect our operations and increase operating costs and, through their impact on our customers, reduce demand for our products and services. Actions may be taken in the future by the U.S. government, state governments within the United States, foreign governments, or by signatory countries through a new global climate change treaty to regulate the emission of greenhouse gases. Pressures to reduce the footprint of carbon emissions impact the air transportation and manufacturing sectors. Airports, airlines, and air cargo providers are continually looking for new ways to become more energy efficient and reduce pollutants. Manufacturing plants are seeking means to reduce their heat-trapping emissions and minimize their energy and water usage. The precise nature of any such future environmental regulatory requirements and their applicability to us and our customers are difficult to predict, but the impact to us and the industries that we serve would likely be adverse and could be significant, including the potential for increased fuel costs, carbon taxes or fees, a requirement to purchase carbon credits, and increased cost related to emission controls, energy use reduction, and to develop alternative technologies with lower emissions.

Our operations and industries are subject to a variety of U.S. and international laws, which can change. We therefore face uncertainties with regard to lawsuits, regulations, and other related matters.

In the normal course of business, we are subject to proceedings, lawsuits, claims, and other matters, including those that relate to the environment, health and safety, employee benefits, import and export compliance, intellectual property, product liability, tax matters, securities regulation, and regulatory compliance. For example, we are subject to changes in foreign laws and regulations that may encourage or require us to hire local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular non-U.S. jurisdiction. In addition, environmental laws and regulations affect the systems and services we design, market and sell, as well as the facilities where we manufacture our systems. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act of 2010 (the U.K. Bribery Act), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, there is no assurance that our internal control policies and procedures will protect us from acts committed by our employees or agents. If we are found to be liable for FCPA, the U.K. Bribery Act or other similar violations (either due to our own acts, or due to the acts of others), we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse impact on our business, financial condition, and results of operations.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department's Export Administration Regulations (EAR), the International Traffic in Arms Regulations (ITAR), and economic and trade sanctions regulations maintained by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC). We are subject to similar laws and regulations in other countries in which we operate or make sales. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties and reputational harm. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions laws in the U.S. and other countries prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. Although we take precautions to prevent transactions with sanction targets, the possibility exists that we could inadvertently provide our products or services to persons prohibited by sanctions. This could result in negative consequences to us, including government investigations, penalties, and reputational harm.

Unfavorable tax law changes and tax authority rulings may adversely affect results.

We are subject to income taxes in the United States and various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in the geographic mix of earnings. Additionally, changes in tax laws where we have significant operations, including rate changes or corporate tax provisions that disallow or tax perceived base erosion or profit shifting payments or subject us to new types of tax, could materially affect our effective tax rate and our deferred tax assets and liabilities. We continue to monitor countries' progress toward enactment of the Organization of Economic Cooperation and Development's model rules on a global minimum tax. During December 2022, the European Union reached agreement on the introduction of a minimum tax directive requiring each member state to enact local legislation, we will continue to evaluate it as additional guidance and clarification becomes available.

We are subject to ongoing audits by U.S. federal, state, and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts we recorded, future financial results may include unfavorable tax adjustments.

BUSINESS STRATEGY RISKS

We face risks associated with current and future acquisitions.

To achieve our strategic objectives, we have pursued and expect to continue to pursue expansion opportunities such as acquiring other businesses or assets. Expanding through acquisitions involves risks such as:

- the incurrence of additional debt to finance the acquisition or expansion;

- additional liabilities (whether known or unknown), including, among others, product, environmental or pension liabilities of the acquired business or assets;

- risks and costs associated with integrating the acquired business or new facility into our operations;

- the need to retain and assimilate key employees of the acquired business or assets;

- unanticipated demands on our management, operational resources and financial and internal control systems;

- unanticipated regulatory risks;

- the risk of being denied the necessary licenses, permits and approvals from state, local and foreign governments, and the costs and time associated with obtaining such licenses, permits and approvals;

- risks that we do not achieve anticipated operating efficiencies, synergies and economies of scale;

- risks in retaining the existing customers and contracts of the acquired business or assets; and.

- risk that unforeseen issues with an acquisition may adversely affect the anticipated results of the business or value of the intangible assets and trigger an evaluation of the recoverability of the recorded goodwill and intangible assets for such business.

If we are unable to effectively integrate acquired businesses or newly formed operations, or if such acquired businesses underperform relative to our expectations, this may have a material adverse effect on our business, financial position, and results of operations.

We face risks associated with implementing strategic alternatives for AeroTech.

As previously announced in the first quarter of 2022, we are considering a full range of strategic alternatives for AeroTech and expect to complete our strategic assessment in the first half of 2023. We may face difficulty in implementing this business strategy, including our ability to identify or develop any strategic alternatives or execute on material aspects of such strategic alternatives and meet this anticipated timing. Additionally, difficulty in debt and capital markets to raise capital may adversely impact our ability to execute on this business strategy. As a result, we may not be able to achieve the potential benefits of such strategic alternatives.

We have invested substantial resources in certain markets and strategic initiatives where we expect growth, and our business may suffer if we are unable to achieve the growth we expect.

As part of our strategy to grow, we are expanding our operations in certain emerging or developing markets, and accordingly have made and expect to continue to make investments to support anticipated growth in those regions. We have also increased our investments in our digital solution, OmniBlu™, to support potential growth in parts and service revenue as well as the new revenue source of digital software subscriptions. We may fail to realize expected rates of return on our existing investments or incur losses on such investments, and we may be unable to redeploy capital to take advantage of other markets, business lines or other potential areas of growth. Our results will also suffer if these developing markets, business lines or capabilities do not grow as quickly as we anticipate.

Our restructuring initiatives may not achieve the expected cost reductions or other anticipated benefits.

We regularly evaluate our existing operations, service capacity, and business efficiencies to determine if a realignment or restructuring could improve our results of operations or achieve some other business goal. Our realignment and restructuring initiatives are designed to result in more efficient and increasingly profitable operations. Our ability to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive, and other uncertainties, some of which are beyond our control. Failure to achieve the expected cost reductions related to these restructuring initiatives could have a material adverse effect on our business and results of operations.

The industries in which we operate expose us to potential liabilities arising out of the installation or use of our systems that could negatively affect our business, financial condition, results of operations, and cash flows.

Our equipment, systems and services create potential exposure for us for personal injury, wrongful death, product liability, commercial claims, product recalls, business interuption, production loss, property damage, pollution, and other environmental damages. In the event that a customer who purchases our equipment becomes subject to claims relating to food borne illnesses or other food safety or quality issues relating to food processed through the use of our equipment, we could be exposed to significant claims from our customers. Although we have obtained business and related risk insurance, we cannot assure you that our insurance will be adequate to cover all potential liabilities. Further, we cannot assure you that insurance will generally be available in the future or, if available, that premiums to obtain such insurance will be commercially reasonable. If we incur substantial liability and damages arising from such liability are not covered by insurance or are in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

TECHNOLOGY RISKS

To remain competitive, we need to rapidly and successfully develop and introduce complex new solutions in a global, competitive, demanding, and changing environment.

If we lose our significant technology advantage in our products and services, our market share and growth could be materially adversely affected. In addition, if we are unable to deliver products, features, and functionality as projected, we may be unable to meet our commitments to customers, which could have a material adverse effect on our reputation and business. Significant investments in research and development efforts that do not lead to successful products, features, and functionality, could also materially adversely affect our business, financial condition, and results of operations.

In 2022, we launched a new subscription-based digital solution called OmniBlu™, which will be a complex, evolving, and long-term initiative that will involve collaboration with our food-processing customers. However, OmniBlu™ may not develop in accordance with our timelines, which could result in the competitive market outpacing our development. There is some uncertainty in the pace and depth of market acceptance of digital solutions in this industry. Our efforts in development and deployment of OmniBlu™ may also divert resources and management attention from other areas of our business. We expect to continue making significant investments to support these efforts, and our ability to support these efforts is dependent on generating sufficient profits from other areas of our business.

Our business, financial condition, results of operations, and cash flows could be materially adversely affected by competing technology. Some of our competitors are large multinational companies that may have greater financial resources than us, and they may be able to devote greater resources to research and development of new systems, services, and technologies than we are able to do. Moreover, some of our competitors operate in narrow business areas, allowing them to concentrate their research and development efforts more directly on products and services for those areas than we may be able to.

High capacity products or products with new technology may be more likely to experience reliability, quality, or operability problems.

Even with rigorous testing prior to release and investment in product quality processes, problems may be found in newly developed or enhanced products after such products are launched and shipped to customers. Resolution of such issues may cause project delays, additional development costs, and deferred or lost revenue.

New products and enhancements of our existing products may also reduce demand for our existing products or could delay purchases by customers who instead decide to wait for our new or enhanced products. Difficulties that arise in our managing the transition from our older products to our new or enhanced products could result in additional costs and deferred or lost revenue.

We may need to make significant capital and operating expenditures to keep pace with technological developments in our industry.

The industries in which we participate are constantly undergoing development and change, and it is likely that new products, equipment, and service methods will be introduced in the future. We may need to make significant expenditures to purchase new equipment, develop digital solutions, and to train our employees to keep pace with any new technological developments and market. These expenditures could adversely affect our results of operations and financial condition.

If we are unable to develop, preserve, and protect our intellectual property assets, our business, financial condition, results of operations, and cash flows may be negatively affected.

We strive to protect and enhance our proprietary intellectual property rights through patent, copyright, trademark, and trade secret laws, as well as through technological safeguards and operating policies and procedures. It may be costly and time consuming to protect our intellectual property, and the steps we have taken to do so in the U.S. and foreign countries may not be adequate. To the extent we are not successful, our business, financial condition, results of operations, and cash flows could be materially adversely impacted. We may be unable to prevent third parties from using our technology without our authorization, or from independently developing technology that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in others. With respect to our pending patent applications, we may not be successful in securing patents for these claims, and our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products.

Claims by others that we infringe their intellectual property rights could harm our business, financial condition, results of operations, and cash flows.

We have seen a trend towards aggressive enforcement of intellectual property rights as product functionality in our industry increasingly overlaps and the number of issued patents continues to grow. As a result, there is a risk that we could be subject to infringement claims which, regardless of their validity, could:

- be expensive, time consuming, and divert management attention away from normal business operations;
- require us to pay monetary damages or enter into non-standard royalty and licensing agreements;
- require us to modify our product sales and development plans; or
- require us to satisfy indemnification obligations to our customers.

Regardless of whether these claims have any merit, they can be burdensome and costly to defend or settle and can harm our business and reputation.

RISKS RELATED TO OWNERSHIP OF OUR SECURITIES

The convertible note hedge and warrant transactions may negatively affect the value of the Notes and our common stock.

In connection with the pricing of our Convertible Senior Notes due 2026 (the "Notes"), we entered into convertible note hedge transactions (the "Hedge Transactions") with the option counterparties. We also entered into warrant transactions with the option counterparties. The Hedge Transactions are expected generally to reduce the potential dilution to our common stock upon any conversion of Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be. However, the warrant transactions could separately have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants.

The option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do in connection with any conversion of the Notes or redemption or repurchase of the Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Notes, which could affect the Note holders' ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of shares and value of the consideration that Note holders will receive upon conversion of the Notes.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

The option counterparties are financial institutions, and we are subject to the risk that any or all of them might default under the Hedge Transactions. Our exposure to the credit risk of the option counterparties is not secured by any collateral.

If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the Hedge Transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the option counterparties.

Conversion of the Notes or exercise of the warrants evidenced by the warrant transactions may dilute the ownership interest of existing stockholders.

At our election, we may settle the Notes tendered for conversion entirely or partly in shares of our common stock. Furthermore, the warrants evidenced by the warrant transactions are expected to be settled on a net-share basis. As a result, the conversion of some or all of the Notes or the exercise of some or all of such warrants may dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion of the Notes or such exercise of the warrants could adversely affect prevailing market prices of our common stock and, in turn, the price of the Notes. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could depress the price of our common stock.

GENERAL RISKS

Fluctuations in currency exchange rates could negatively affect our business, financial condition, and results of operations.

A significant portion of our revenue and expenses are realized in foreign currencies. As a result, changes in exchange rates will result in increases or decreases in our costs and earnings and may adversely affect our Consolidated Financial Statements, which are stated in U.S. dollars. Although we may seek to minimize currency exchange risk by engaging in hedging transactions where we deem appropriate, we cannot be assured that our efforts will be successful. Currency fluctuations may also result in our systems and services becoming more expensive and less competitive than those of other suppliers in the foreign countries in which we sell our systems and services.

Terrorist attacks and threats, escalation of military activity in response to such attacks, acts of war, or outbreak of pandemic diseases may negatively affect our business, financial condition, results of operations, and cash flows.

Any future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers or the economy as a whole may materially adversely affect our operations or those of our customers. Strategic targets such as those relating to transportation and food processing may be at greater risk of future terrorist attacks than other targets in the United States. Our airport authority, airline, air cargo and ground handling customers are also particularly sensitive to safety concerns, and their businesses may decline after terrorist attacks or threats or during periods of political instability when travelers are concerned about safety issues. Furthermore, outbreaks of pandemic diseases, such as COVID-19, or the fear of such events, could provoke responses, including government-imposed travel restrictions and extended shutdown of certain businesses, customers, and/or supply chain disruptions in affected regions. As a result, there could be delays or losses in transportation and deliveries to our customers, decreased sales of our products, and delays in payments by our customers. A decline in these customers' businesses could have a negative impact on their demand for our products. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our existing financing agreements include restrictive and financial covenants.

Certain of our loan agreements require us to comply with various restrictive covenants and some contain financial covenants that require us to comply with specified financial ratios and tests. Our failure to meet these covenants could result in default under these loan agreements and would result in a cross-default under other loan agreements. In the event of a default and our inability to obtain a waiver of the default, all amounts outstanding under loan agreements could be declared immediately due and payable. Our failure to comply with these covenants could adversely affect our results of operations and financial condition.

Fluctuations in interest rates could adversely affect our results of operations and financial position.

Our profitability may be adversely affected during any periods of unexpected or rapid increases in interest rates on our variable rate debt.A significant increase in interest rates would significantly increase our cost of borrowings, and may reduce the availability and increase the cost of obtaining new debt and refinancing existing indebtedness. For additional detail related to this risk, see Part II, Item 7A, "Quantitative and Qualitative Disclosure About Market Risk."

Significant changes in actual investment return on pension assets, discount rates, and other factors could affect our results of operations, equity, and pension contributions in future periods.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. generally accepted accounting principles (GAAP) require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions we use to estimate pension income or expense are the discount rate and the expected long-term rate of return on plans assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity through a reduction or increase to accumulated other comprehensive income. For a discussion regarding how our financial statements can be affected by pension plan accounting policies, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates – Defined Benefit Pension and Other Post-retirement Plans and Note 9. Pension and Post-Retirement and Other Benefit Plans of the Notes to Consolidated Financial Statements in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K. Although GAAP expense and pension funding contributions are not directly related, key economic factors that affect GAAP expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act.

As a result of our acquisition activity, our goodwill and intangible assets have increased significantly in recent years and we may in the future incur impairments to goodwill or intangible assets.

When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill is determined by the excess of the purchase price over the net identifiable assets acquired. Our balance sheet includes a significant amount of goodwill and other intangible assets, which represents approximately 48% of our total assets as of December 31, 2022. In accordance with Accounting Standards Codification 350 Intangibles-Goodwill and Other, our goodwill and other intangibles are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Because we operate in highly competitive environments, projections of our future operating results and cash flows may vary significantly from our actual results. If our estimates or the underlying assumptions change in the future, we may be required to record impairment charges. Any such charge could have a material adverse effect on our reported net income.

As a publicly traded company, we incur regulatory costs that reduce profitability.

As a publicly traded corporation, we incur certain costs to comply with regulatory requirements of the NYSE and of the federal securities laws. If regulatory requirements were to become more stringent or if accounting or other controls thought to be effective later fail, we may be forced to make additional expenditures, the amounts of which could be material. Many of our competitors are privately owned, so our accounting and control costs can be a competitive disadvantage.

Our share repurchase program could increase the volatility of the price of our common stock.

On December 1, 2021, the Board authorized a share repurchase program for up to $30 million of common stock beginning on January 1, 2022 and continuing through December 31, 2024. We intend to fund repurchases through cash flows generated by our operations. The amount and timing of share repurchases are based on a variety of factors. Important factors that could cause us to limit, suspend or delay our stock repurchases include unfavorable market conditions, the trading price of our common stock, the nature of other investment opportunities presented to us from time to time, the ability to obtain financing at attractive rates, and the availability of U.S. cash. Repurchases of our shares will reduce the number of outstanding shares of our common stock and might incrementally increase the potential for volatility in our common stock by reducing the potential volumes at which our common stock may trade in the public market.

Our actual operating results may differ significantly from our guidance.

We regularly release guidance regarding our future performance that represents management's estimates as of the date of release. This guidance, which consists of forward-looking statements, is qualified by, and subject to, the assumptions and the other information contained or referred to in the release or report in which guidance is given. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed, but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data are forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Our corporate governance documents and Delaware law may delay or discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions in our certificate of incorporation and by-laws may make it difficult and expensive for a third-party to pursue a tender offer, change-in-control, or takeover attempt that is opposed by our management and Board of Directors. These provisions include, among others:

- A Board of Directors that is divided into three classes with staggered terms;
- Limitations on the right of stockholders to remove directors;
- The right of our Board of Directors to issue preferred stock without stockholder approval;
- The inability of our stockholders to act by written consent; and
- Rules and procedures regarding how stockholders may present proposals or nominate directors at stockholders meetings.

Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change-in-control or a change in our management or Board of Directors and, as a result, may adversely affect the marketability and market price of our common stock.

Our indebtedness and liabilities could limit the cash flow available for our operations and we may not be able to generate sufficient cash to service all of our indebtedness. We may be forced to take certain actions to satisfy our obligations under our indebtedness or we may experience a financial failure.

Our ability to make scheduled payments on or to refinance our debt obligations, including the Notes, will depend on our financial and operating performance. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the Notes. We may not be able to take any of these actions, these actions may not be successful and permit us to meet our scheduled debt service obligations and these actions may not be permitted under the terms of our future debt agreements. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or obtain sufficient proceeds from those dispositions to meet our debt service and other obligations then due. Our current and future indebtedness could have negative consequences for our business, results of operations and financial condition by, among other things:

- increasing our vulnerability to adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;
- limiting our flexibility to plan for, or react to, changes in our business;
- diluting the interests of our existing stockholders as a result of issuing shares of our common stock upon conversion of the Notes; and
- placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

In addition, our credit facility contains, and any future indebtedness that we may incur may contain, restrictive covenants that limit our ability to operate our business, raise capital or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   **PROPERTIES**

We lease commercial office space for our corporate headquarters totaling approximately 24,000 square feet in Chicago, Illinois. We believe that our properties and facilities meet our current operating requirements and are in good operating condition. We believe that each of our significant manufacturing facilities is operating at a level consistent with the industries in which we operate. The following are significant production facilities for our JBT operations:

LOCATION	SEGMENT	SQUARE FEET (approximate)	LEASED OR OWNED
United States:			
Madera, California	FoodTech	271,000	Owned
Ogden, Utah	AeroTech	240,000	Owned/Leased
Orlando, Florida	AeroTech	239,000	Owned
Lakeland, Florida	FoodTech	200,000	Owned
Sandusky, Ohio	FoodTech	140,000	Owned
Apex, North Carolina	FoodTech	134,200	Owned/Leased
Columbus, Ohio	FoodTech	115,000	Leased
Kingston, New York	FoodTech	98,000	Owned
Warrenton, Oregon	AeroTech	94,000	Leased
Stratford, Wisconsin	FoodTech	93,000	Owned
Eastlake, Ohio	FoodTech	88,000	Leased
Middletown, Ohio	FoodTech	74,000	Leased
Chalfont, Pennsylvania	FoodTech	67,000	Leased
Russellville, Arkansas	FoodTech	65,000	Owned
Riverside, California	FoodTech	50,000	Leased
International:			
Sint Niklaas, Belgium	FoodTech	289,000	Owned
Helsingborg, Sweden	FoodTech	227,000	Owned/Leased
Werther, Germany	FoodTech	164,000	Owned
Araraquara, Brazil	FoodTech	128,000	Owned
Adlington, England	FoodTech	97,000	Owned
Amsterdam, The Netherlands	FoodTech	96,000	Leased
Livingston, Scotland	FoodTech	87,000	Owned
Parma, Italy	FoodTech	62,000	Owned
Navarra, Spain	FoodTech	58,500	Owned
Bridgend, Wales	AeroTech	58,000	Owned
Glinde, Germany	FoodTech	55,000	Leased

ITEM 3.   LEGAL PROCEEDINGS

We are involved in legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, we do not believe that the resolution of the proceedings that we are involved in, either individually or taken as a whole, will have a material adverse effect on our business, results of operations, cash flows or financial condition.

In the normal course of our business, we are at times subject to pending and threatened legal actions, some for which the relief or damages sought may be substantial. Although we are not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial position of our Company. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known.

Liabilities are established for pending legal claims only when losses associated with the claims are judged to be probable, and the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not considered probable that a liability has been incurred or not possible to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no liability would be recognized until that time.

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed on the New York Stock Exchange under the symbol JBT. As of February 16, 2023, there were 1,226 holders of record of our common stock.

The following graph shows the cumulative total return of an investment of $100 (and reinvestment of any dividends thereafter) on December 31, 2017 in: (i) the Company's common stock, (ii) the S&P Smallcap 600 Stock Index and (iii) the S&P 1500 Industrial Machinery index. These indices are included for comparative purposes only and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and are not intended to forecast or be indicative of possible future performance of the common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among John Bean Technologies Corporation, the S&P Smallcap 600 Index
and the S&P 1500 Industrial Machinery Index

Issuer purchases of Equity Securities

The following table includes information about the Company's stock repurchases during the three months ended December 31, 2022 based on the settlement dates of each share repurchase:

(Dollars in millions, except per share amounts)

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Program[1]	Approximate Dollar Value of Shares that may yet be Purchased under the Program
October 1, 2022 through October 31, 2022	—	$ —	—	$ 27.3
November 1, 2022 through November 30, 2022	53,543	90.87	53,543	22.4
December 1, 2022 through December 31, 2022	1,523	88.95	1,523	22.3
	55,066	$ 90.87	55,066	$ 22.3

(1)   Shares that may be repurchased under a share repurchase program for up to $30 million of common stock that was authorized by the Board of Directors on December 1, 2021 and is set to expire on December 31, 2024. Shares may be purchased from time to time in open market transactions, subject to market conditions. Repurchased shares become treasury shares, which are accounted for using the cost method and are intended to be used for future awards under the Incentive Compensation Plan.

ITEM 6.   **[RESERVED]**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

We are a leading global technology solutions provider to high-value segments of the food and beverage industry. We design, produce, and service sophisticated products and systems for multi-national and regional customers through our FoodTech segment. We also sell critical equipment and services to domestic and international air transportation customers through our AeroTech segment.

In early 2022, we announced our Elevate 2.0 strategy that capitalizes on favorable trends, as well as our leadership position, in the food and beverage processing industry. This strategy is based on a four-pronged approach to deliver continued growth and margin expansion.

- *Organic Growth*. Our broad application knowledge, engineering expertise, and global sales and service allow us to work alongside our customers to develop critical FoodTech products and solutions across a diverse set of food & beverage end markets. JBT is operating in commercial markets which we believe over the long term create meaningful opportunities for continued new product innovation and R&D in support of our customers' needs. Additionally, our cross-selling abilities, investment opportunities in developing geographies, and aftermarket capabilities provide meaningful growth opportunities for FoodTech globally.

- *Digital Transformation.* We are investing to evolve our iOPS® platform into a new digital solution called OmniBlu™, a customer-centric platform that delivers improved access to parts and service, advanced functionality, and measurable results for customers, while also expanding JBT's recurring revenue from aftermarket parts and services.

- *Margin Enhancement.* We see opportunities to improve our operating margins by 200 basis points or more in the medium-term, primarily through supply chain and strategic sourcing initiatives. Key areas of focus include supply base consolidation, make versus buy decisions, value engineering and component standardization, and best cost country sourcing.

- *Acquisitions.* We are also continuing our strategic acquisition program focused on companies that add complementary products and technology solutions, which enable us to offer more comprehensive solutions to customers and meet our economic criteria for returns and synergies.

In pursuit of the above strategy, we are considering a full range of strategic alternatives for AeroTech and expect to complete our strategic assessment in the first half of 2023.

We operate under the JBT Business System, which provides a level of process rigor across the Company and is designed to standardize and streamline reporting and problem resolution processes for increased visibility, efficiency, effectiveness and productivity in all business units.

Our approach to Environmental, Social and Corporate Governance (ESG) builds on our culture and long tradition of concern for our employees' health, safety, and well-being; partnering with our customers to find ways to make better use of the earth's precious resources; and giving back to the communities where we live and work. Our FoodTech equipment and technologies continue to deliver quality performance while striving to minimize food waste, extend food product life, and maximize efficiency in order to create shared value for our food and beverage customers. Our AeroTech equipment business offers a variety of power options, including electrically powered ground support equipment, that help customers meet their environmental objectives. While the majority of our impact lies within the solutions offered to our customers, our commitment to environmental responsibility extends to our own operations. We strive for our own facilities to operate efficiently and safely, much like the solutions we provide to our customers. We recognize the responsibility we have to make a positive impact on our shareholders, the environment and our communities in a manner that is consistent with our fiduciary duties. We have engaged in structured education for enhancing inclusive leadership skills in our organization designed to ensure more diversity in our leadership and hiring practices.

We evaluate our operating results considering key performance indicators including segment operating profit, segment operating profit margin, segment EBITDA (adjusted when appropriate) and segment EBITDA margins.

Business Conditions and Outlook

In terms of top–line growth, the commercial environment in 2022 was characterized by strong demand for our goods and services, particularly in North America. Higher demand in FoodTech is driven primarily by our customer's needs for greater capacity, labor savings, yield, food safety and sustainability. On the AeroTech side, we continued to experience a strong recovery in our served markets. Looking ahead, we anticipate continued revenue growth in 2023 due to sustained momentum in overall customer demand for our products and services, a strong backlog entering into 2023 and a mix of recurring revenue streams consistent with prior years.

Despite significant growth in our revenues, our operating margins declined due to the challenges associated with supply chain disruptions, high inflation, and labor availability affecting both FoodTech and AeroTech. While our JBT operating system enables us to plan and optimize production efficiency, continued supply chain disruptions and labor shortages has often resulted in the stop and start of production based on availability of critical parts and components. However, we expect an improvement in our supply chain performance and for inflation to moderate as we continue to take action to address these challenges. These include making productivity improvements in our production plants, expanding our supplier network, and implementing price increases which have generally been successful in offsetting some, but not all, of the impact of these challenges.

As a result of the war in Ukraine, we have suspended commercial activities in Russia, Belarus and occupied regions of Ukraine since March 2022. This consisted of ceasing our efforts to seek new business opportunities in these areas, as well as suspending any in-process projects to allow for an assessment of our ability to complete those projects and to receive payments in full compliance with applicable sanction programs, and without risk to our personnel and subcontractors. The direct impact of these actions to our consolidated results of operations is and is expected to remain immaterial. Furthermore, we have no direct active operations in any of these countries or regions.

Results of Continuing Operations

A discussion of our results of operations for 2022 compared to 2021 is set forth below. For a discussion of our results of operations, including our segment results of operations, for 2021 compared to 2020, refer to the discussion under the sub-caption "2021 Compared With 2020" in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II of our Annual Report on Form 10–K for the fiscal year ended December 31, 2021, which discussion is incorporated by reference herein.


CONSOLIDATED RESULTS OF OPERATIONS


(In millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Favorable / (Unfavorable) Change	Favorable / (Unfavorable) Change %
Revenue	$ 2,166.0	$ 1,868.3	$ 297.7	15.9%
Cost of sales	1,548.7	1,301.5	(247.2)	(19.0)%
Gross profit	617.3	566.8	50.5	8.9%
Gross Profit %	*28.5%*	*30.3%*	*-180 bps*	
Selling, general and administrative expense	441.9	401.1	(40.8)	(10.2)%
Restructuring expense	7.0	5.6	(1.4)	(25.0)%
Operating income	168.4	160.1	8.3	5.2%
Operating income %	*7.8%*	*8.6%*	*-80 bps*	
Pension (income) expense, other than service cost	—	(1.3)	(1.3)	100.0%
Interest expense, net	14.2	8.7	(5.5)	(63.2)%
Net income before income taxes	154.2	152.7	1.5	1.0%
Income tax provision	23.5	34.3	10.8	31.5%
Net income	$ 130.7	$ 118.4	$ 12.3	10.4%

2022 Compared With 2021

Total revenue in 2022 increased $297.7 million or 15.9% compared to 2021. Organic revenue grew $282.0 million in the period, acquisitions provided additional revenue of $93.5 million, and foreign currency translation was unfavorable by $77.8 million in the period compared to the prior year. Growth from organic revenue was the result of increases in both recurring and non-recurring revenues.

Operating income margin was 7.8% in 2022 compared to 8.6% in 2021, a decrease of 80 bps, and was caused by the following items:

- Gross profit margin decreased 180 bps to 28.5% compared to 30.3% in 2021. This decrease was in part due to ongoing supply chain disruptions and resulting inefficiencies driving increases in material, logistics and labor costs. Additionally, gross profit margin declined due to more growth in lower-margin AeroTech revenue compared to FoodTech revenue, as well as a higher mix in both segments of lower-margin non-recurring revenue compared to recurring revenue.
- Selling, general and administrative expense increased $40.8 million from prior year driven by higher costs attributable to recently acquired businesses as well as costs related to the implementation of OmniBlu™. It improved, however, as a percentage of total revenue by 110 bps to 20.4% compared to 21.5% in the same period last year.
- Currency translation decreased operating income by $9.6 million.

Increase in net interest expense was primarily due to higher interest rates as well as a higher average debt balance to fund the acquisitions in the third quarter of 2022.

Income tax expense for 2022 reflected an effective income tax rate of 15.3% compared to 22.4% in 2021, primarily driven by beneficial discrete items.

Restructuring

In the third quarter of 2020, the Company implemented a restructuring plan ("2020 restructuring plan") for manufacturing capacity rationalization affecting both the FoodTech and AeroTech segments. The Company completed the 2020 restructuring plan as of June 30, 2022. The total cost in connection with the 2020 restructuring plan was $11.0 million for FoodTech and $6.0 million for AeroTech.

In the third quarter of 2022, the Company implemented a restructuring plan (the "2022/2023 restructuring plan") to optimize the overall FoodTech cost structure on a global basis. The initiatives under this plan will include streamlining operations and our general and administrative infrastructure. As of December 31, 2022, the cost of this plan is $5.4 million and we estimate the total cost of full implementation will be in the range of $8.0 million to $10.0 million expected to be recognized by the end of 2023. Cumulative savings associated with this plan is in the range of $9.0 million to $12.0 million with a range of $5.0 million to $6.0 million expected to be realized in 2023 and the remainder in 2024.

The following table details the cumulative amount of annualized and incremental savings for the 2020 restructuring plan:

(In millions)	Cumulative Amount As of December 31, 2021		Incremental Amount During the year ended December 31, 2022		Cumulative Amount As of December 31, 2022	
Cost of sales	$	5.0	$	1.4	$	6.4
Selling, general and administrative		1.9		0.8		2.7
Total restructuring savings	$	6.9	$	2.2	$	9.1

For the 2020 restructuring plan, incremental cost savings has been completed as of June 30, 2022.

For additional financial information about restructuring, refer to Note 20. Restructuring of the Notes to Consolidated Financial Statements.

OPERATING RESULTS OF BUSINESS SEGMENTS

(In millions)		Year Ended December 31,		Favorable / (Unfavorable)	
		2022	2021	Change	Change %
Revenue					
FoodTech	$	1,590.6	$ 1,400.4	$ 190.2	13.6%
AeroTech		575.7	467.5	108.2	23.1%
Other revenue and intercompany eliminations		(0.3)	0.4	(0.7)	(175.0)%
Total revenue	$	2,166.0	$ 1,868.3	$ 297.7	15.9%
Income before income taxes					
Segment operating profit[(1)(2)]:					
FoodTech	$	211.5	$ 187.0	$ 24.5	13.1%
FoodTech segment operating profit %		*13.3%*	*13.4%*	*-10 bps*	
AeroTech		43.5	32.6	10.9	33.4%
AeroTech segment operating profit %		*7.6%*	*7.0%*	*60 bps*	
Total segment operating profit		255.0	219.6	35.4	16.1%
Total segment operating profit %		*11.8%*	*11.8%*	*0 bps*	
Corporate items:					
Corporate expense		79.6	53.9	(25.7)	(47.7)%
Restructuring expense		7.0	5.6	(1.4)	(25.0)%
Operating income		168.4	160.1	8.3	5.2%
Operating income %		*7.8%*	*8.6%*	*-80 bps*	
Pension (income) expense, other than service cost		—	(1.3)	(1.3)	100.0%
Interest expense, net		14.2	8.7	(5.5)	(63.2)%
Net income before income taxes		154.2	152.7	1.5	1.0%
Income tax provision		23.5	34.3	10.8	31.5%
Net income	$	130.7	$ 118.4	$ 12.3	10.4%

(1) Refer to Note 19. Business Segments of the Notes to Consolidated Financial Statements.

(2) Segment operating profit is defined as total segment revenue less segment operating expense. Corporate expense, restructuring expense, interest income and expense and income taxes are not allocated to the segments. Corporate expense generally includes corporate staff-related expense, stock-based compensation, LIFO adjustments, certain foreign currency-related gains and losses, and the impact of unusual or strategic events not representative of segment operations.

FoodTech

2022 Compared With 2021

FoodTech revenue increased by $190.2 million or 13.6% for the year ended December 31, 2022 compared to 2021. Organic revenue grew $171.8 million in the period, revenue from acquisitions grew $93.5 million. Foreign currency translation was unfavorable by $75.0 million in the period. Non-recurring revenue represented 54% of the organic revenue growth, with $92.2 million of additional revenue in the year compared to 2021. Recurring revenue drove the remaining increase in organic revenue of $79.6 million.

FoodTech operating profit increased $24.5 million, net of an unfavorable foreign currency translation of $9.7 million during the period, or 13.1%, for the year ended December 31, 2022 compared to 2021. Operating profit margin declined 10 bps primarily due to a decline in gross profit margin partially offset by an improved selling general and administrative expense as a percent of revenue compared to 2021. Gross profit margins declined ~110 bps primarily due to the continued supply chain disruptions and pressures resulting in inefficiencies that drove ongoing increases in material, freight, and labor costs as well as due to a higher mix of organic revenue growth from lower-margin non-recurring revenue compared to recurring revenue. Selling, general and administrative expense increased $22.3 million from prior year, including $15.9 million from acquired companies, but as a percent of revenue improved 115 bps to 20.1%.

AeroTech

2022 Compared With 2021

AeroTech's revenue increased $108.2 million or 23.1% compared to 2021. This increase is comprised of a $74.0 million increase from our mobile equipment business, a $15.1 million increase in our fixed equipment business and a $22.0 million increase in our service business. Foreign currency translation was unfavorable by $2.9 million. The increase in our mobile equipment business was driven by higher equipment sales to cargo and other customers and higher aftermarket sales primarily as a result of the continued industry recovery from COVID-19. The increase in our fixed equipment business was primarily due to higher demand for passenger boarding bridges and related equipment from domestic customers. The increase in service revenue was a result of an increase in service hours on our maintenance contracts and project related revenues as activity at US airports continued to increase as a result of the elimination of customer-imposed service hour reductions relating to COVID-19 compared to the prior year.

AeroTech's operating profit increased $10.9 million or 33.4% compared to 2021. AeroTech's operating profit margin was 7.6% compared to 7.0% in the prior year, reflecting an increase of 60 bps. Gross profit margins decreased 140 bps driven by higher material, labor and freight costs. Selling, general and administrative expenses in 2022 were $0.8 million above 2021 which is an increase of 1.5%, but 200 bps below the prior year as a percent of sales. Currency translation had an immaterial impact.

Corporate Expense

2022 Compared With 2021

Corporate expense increased by $25.7 million compared to 2021. The increase was driven primarily by costs related to the development of OmniBlu^TM, additional LIFO expense resulting from the inflationary environment, and higher incentive compensation expense.

Use of Non-GAAP Financial Measures

We present certain financial information on a constant currency basis in this annual report on Form 10-K to provide greater transparency into our operating results and trends, and a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. We evaluate our results of operations on both an as reported and a constant currency basis. The constant currency presentation excludes the impact of fluctuations in foreign currency exchange rates. We calculate constant currency percentages by converting our financial results in local currency for a period using the average exchange rate for the prior period to which we are comparing.

Inbound Orders and Order Backlog

Inbound orders represent the estimated sales value of confirmed customer orders received during the years ended December 31,

(In millions)	2022	2021
FoodTech	$ 1,587.4	$ 1,620.1
AeroTech	595.0	552.9
Other	0.1	0.4
Total inbound orders	$ 2,182.5	$ 2,173.4

Inbound orders for our FoodTech segment decreased $32.7 million for the year ended December 31, 2022 compared to 2021, which includes an unfavorable foreign currency translation impact of $71.4 million in the period resulting in an increase of $38.7 million on a constant currency basis.

Inbound orders for our AeroTech segment increased by $42.1 million for the year ended December 31, 2022 compared to 2021, which includes an unfavorable foreign currency translation impact of $3.3 million in the period resulting in an increase of $45.4 million on a constant currency basis.

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders as of December 31,

(In millions)		2022		2021
FoodTech	$	664.4	$	635.0
AeroTech		390.5		371.7
Total order backlog	$	1,054.9	$	1,006.7

Order backlog in our FoodTech segment at December 31, 2022 increased by $29.4 million compared to December 31, 2021. We expect to convert 84% of FoodTech backlog at December 31, 2022 into revenue during 2023.

Order backlog in our AeroTech segment at December 31, 2022 increased by $18.8 million compared to December 31, 2021. We expect to convert 84% of the AeroTech backlog at December 31, 2022 into revenue during 2023.

Seasonality

We experience seasonality in our operating results. Historically, our revenue and operating income have been lower in the first quarter and highest in the fourth quarter, primarily as a result of our customers' purchasing trends.

Liquidity and Capital Resources

Overview of Sources and Uses of Cash

Our primary sources of liquidity are cash flows provided by operating activities from our U.S. and foreign operations, borrowings from our revolving credit facility, and proceeds from the issuance of the convertible notes on May 28, 2021.

As of December 31, 2022, we had $73.1 million of cash and cash equivalents, $52.5 million of which was held by our foreign subsidiaries. Although certain funds are considered permanently invested in our foreign subsidiaries, we are not presently aware of any restriction on the repatriation of these funds. We maintain significant operations outside of the U.S., and many of our uses of cash for working capital, capital expenditures and business acquisitions arise in these foreign jurisdictions. If these funds were needed to fund our operations or satisfy obligations in the U.S., they could be repatriated and their repatriation into the U.S. could cause us to incur additional U.S. income tax and foreign withholding taxes. The foreign withholding taxes on these repatriations to the U.S. would potentially be partially offset by U.S. foreign tax credits.

As noted above, certain funds held outside of the U.S. are considered permanently invested in our non-U.S. subsidiaries. At times, these foreign subsidiaries have cash balances that exceed their immediate working capital or other cash needs. In these circumstances, the foreign subsidiaries may loan funds to the U.S. parent company on a temporary basis; the U.S. parent company has in the past and may in the future use the proceeds of these temporary intercompany loans to reduce outstanding borrowings under our committed credit facilities. By using available non-U.S. cash to repay our debt on a short-term basis, we can optimize our leverage ratio, which has the effect of lowering our interest costs.

For the year ended December 31, 2022, we had total operating cash flow of $142.3 million. Our liquidity as of December 31, 2022, or cash plus borrowing ability under our revolving credit facilities was $526.3 million.

The cash flows generated by our operations and borrowings are expected to be sufficient to satisfy our principal cash requirements that include our working capital needs, new product development, restructuring expenses, capital expenditures, income taxes, debt repayments, dividends, periodic pension contributions, and other financing arrangements.

Based on our current capital allocation objectives, during 2023 we anticipate capital expenditures to be between $60 million and $70 million, which includes about $12 million to $14 million of capitalized investment in our digital platform OmniBlu™. Our level of capital expenditures varies from time to time as a result of actual and anticipated business conditions. We believe JBT's strong balance sheet, operating cash flows, and access to capital as of December 31, 2022, positions us to successfully navigate through the current challenging economic conditions as we continue to invest in growth strategies including our acquisition program and new product development.

Beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures immediately in the year incurred and requires taxpayers to amortize such expenditures in the U.S. over five years. The Company experienced approximately a $25 million decrease in cash from operations in 2022 as a result and will experience approximately a $20 million decrease in cash from operations in 2023 The impact will continue over the five-year amortization period but decrease each year.

Contractual Obligations and Cash Requirements

The following is a summary of our significant contractual and other obligations at December 31, 2022:

(In millions)	Total Payments		Current		Long-Term	
Long-term debt [a]	$	977.3	$	—	$	977.3
Interest payments on long-term debt [b]		107.7		27.4		80.3
Operating leases [c]		48.0		12.8		35.2
Pension and other postretirement benefits [d]		197.2		18.1		179.1
Total contractual and other obligations	$	1,330.2	$	58.3	$	1,271.9

(a)   A summary of our long-term debt obligations as of December 31, 2022 can be found in Note 7, "Debt", of the Notes to the Consolidated Financial Statements.

(b)   Interest payments were determined using the weighted average rates for all debt outstanding as of December 31, 2022.

(c)   A summary of our operating lease obligations as of December 31, 2022 can be found in Note 18, "Leases", of the Notes to the Consolidated Financial Statements.

(d)   This amount reflects planned contributions in 2023 to our pension plans. Required contributions for future years depend on factors that cannot be determined at this time.

We also have outstanding firm purchase orders with certain suppliers for the purchase of raw materials and services, which are not included in the table above. These purchase orders are generally short-term in nature and include a requirement that our supplier provide products or services to our specifications and require us to make a firm purchase commitment to our supplier. The costs associated with these agreements will be reflected in cost of sales on our Consolidated Statements of Income as substantially all of these commitments are associated with purchases made to fulfill our customers' orders.

The following is a summary of other off-balance sheet arrangements at December 31, 2022:

(In millions)	Total Amount		Current		Long-Term	
Letters of credit and bank guarantees	$	33.7	$	31.3	$	2.4
Surety bonds		103.1		18.0		85.1
Total other off-balance sheet arrangements	$	136.8	$	49.3	$	87.5

To provide required security regarding our performance on certain contracts, we provide letters of credit, surety bonds and bank guarantees, for which we are contingently liable. In order to obtain these financial instruments, we pay fees to various financial institutions in amounts competitively determined in the marketplace. Our ability to generate revenue from certain contracts is dependent upon our ability to obtain these off-balance sheet financial instruments.

Our off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, our commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that would result in a negative impact on our key financial ratios or our ability to obtain financing.

Cash Flows

Cash flows for each of the years ended December 31, 2022 and 2021 were as follows:

(In millions)	2022	2021
Cash provided by operating activities	$ 142.3	$ 225.7
Cash required by investing activities	(416.1)	(272.9)
Cash provided by financing activities	270.6	80.8
Effect of foreign exchange rate changes on cash and cash equivalents	(2.5)	(2.3)
(Decrease) increase in cash and cash equivalents	$ (5.7)	$ 31.3

2022 Compared with 2021

Cash provided by continuing operating activities in 2022 was $142.3 million, representing a $83.4 million decrease compared to 2021. A lower operating cash flow in 2022 was primarily driven by a higher investment in inventory and an increase in outstanding trade receivables, partially offset by an increase in accounts payable. A higher operating cash flow in 2021 was primarily driven by an increase in customer advance payments and in accounts payable, partially offset by a higher investment in inventory and an increase in outstanding trade receivables.

Cash required by investing activities during 2022 was $416.1 million, representing a $143.2 million increase compared to 2021, primarily due to increased acquisition and capital expenditure spending year over year.

Cash provided by financing activities of $270.6 million in 2022 represents an increase of $189.8 million compared to same period in 2021. This increase is primarily driven by higher borrowings to fund acquisitions in the current year, partially offset by prior year activity that did not recur in the current year. Specifically the cash provided by financing activities of $80.8 million in 2021 was primarily due to proceeds from the issuance of the convertible notes, bond hedge and warrant transactions, partially offset by paying down borrowings under our revolving credit facility and payment of acquisition date earn-out liability.

Financing Arrangements

As of December 31, 2022 we had $584.6 million drawn on and $709.0 million of availability under the revolving credit facility. Our ability to use this availability is limited by the restrictive covenants described below.

Our credit agreement includes restrictive covenants that, if not met, could lead to a renegotiation of our credit lines, a requirement to repay our borrowings and/or a significant increase in our cost of financing. Restrictive covenants include a minimum interest coverage ratio, a maximum leverage ratio, as well as certain events of default. As of December 31, 2022, we were in compliance with all covenants in our credit agreement. We expect to remain in compliance with all covenants in the foreseeable future. However, there can be no assurance that continued or increased volatility in global economic conditions will not impair our ability to meet our covenants, or that we will continue to be able to access the capital and credit markets on terms acceptable to us or at all.

On May 28, 2021, we closed a private offering of $402.5 million aggregate principal amount of the Company's 0.25% Convertible Senior Notes due 2026 (the "Notes") to qualified institutional buyers, resulting in net proceeds to us of approximately $392.2 million after deducting initial purchasers' discounts. The Notes will mature on May 15, 2026 unless earlier converted, redeemed or repurchased. Concurrently with the issuance of the Notes, we entered into the Note hedge transactions that reduce potential dilution upon conversion of the Notes and into the warrant transactions to raise additional capital to partially offset the costs of entering into the Note hedge transactions.

For additional information about our credit agreement, Notes, convertible note hedge and warrant transactions, refer to Note 7. Debt of the Notes to Consolidated Financial Statements.

As of December 31, 2022, we have four interest rate swaps executed in March 2020 with a combined notional amount of $200 million expiring in April 2025, and one interest rate swap executed in May 2020 with a notional amount of $50 million expiring in May 2025. We have designated these swaps as cash flow hedges and all changes in fair value of the swaps are recognized in Accumulated other comprehensive income (loss).

As a result, as of December 31, 2022, a significant portion of our total outstanding debt of $987.1 million effectively remains fixed rate debt, with the Convertible Senior Notes subject to a fixed rate of 0.25% and a portion of the revolving credit facility subject to an average fixed rate of 0.82%. Approximately $334.6 million, or 34%, remained subject to floating, or market rates. To the extent interest rates increase in future periods, our earnings could be negatively impacted by higher interest expense.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed this disclosure. We believe that the following are the critical accounting estimates used in preparing our financial statements.

Intangible Asset Valuation

Accounting for business combinations requires management to make significant estimates and assumptions at the acquisition date specifically for the valuation of intangible assets. We use the multi-period excess earnings method to determine the fair value of the customer relationships and the relief-from-royalty approach to determine the fair value of the tradename and proprietary technology. Critical estimates and assumptions in valuing certain of the intangible assets we have acquired include, but are not limited to, forecasted revenue growth rates, EBITDA margins, discount rates, customer attrition rates and royalty rates. The discount rates used to discount expected future cash flows to present value are typically derived from a weighted-average cost of capital analysis and adjusted to reflect inherent risks. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results.

Sensitivities related to the acquisition of Bevcorp, LLC ("Bevcorp")
The valuation of Bevcorp's intangible assets were based in part on the key assumptions of customer attrition rate and discount rate for customer relationship intangible assets, and royalty rate for patents and acquired technology intangible assets. The customer attrition rate was selected based on historical experience and information obtained from Bevcorp's management. An increase or decrease of 100 basis points in the customer attrition rate would result in a decrease of $12 million or an increase of $13 million, respectively, in the value of Bevcorp's customer relationship intangible assets. Additionally, an increase or decrease in the discount rate of 50 basis points would result in a decrease of $5 million or an increase of $6 million, respectively, in the value of Bevcorp's customer relationship intangible assets. The royalty rate used in the valuation of Bevcorp's trade name, patents and acquired technology intangible asset was based on a detailed analysis considering the importance of the trade name and technology to the overall enterprise and market royalty data. An increase or decrease of 50 basis points in the royalty rate would result in an increase or decrease of $5.6 million in the valuation of these assets.

Revenue Recognition

We recognize a large portion of our product revenue over time, for contracts that provide highly customized equipment and refurbishments of customer-owned equipment for which we have a contractual, enforceable right to collect payment upon customer cancellation for performance completed to date. We utilize the input method of "cost-to-cost" to recognize revenue over time which requires that we measure progress based on costs incurred to date relative to total estimated cost at completion. These cost estimates are based on assumptions and estimates to project the outcome of future events including estimated labor and material costs required to complete open projects.

Defined Benefit Pension Plans

The measurement of pension plans' costs requires the use of assumptions for discount rates, investment returns, employee turnover rates, retirement rates, mortality rates and other factors. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and post-retirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results.

Our accrued pension liability reflects the funded status of our worldwide plans, or the projected benefit obligation net of plan assets. Our discount rate assumption is determined by developing a yield curve based on high quality corporate bonds with maturities matching the plan's expected benefit payment streams. The plans' expected cash flows are then discounted by the resulting year-by-year spot rates. The projected benefit obligation is sensitive to changes in our estimate of the discount rate. The discount rate used in calculating the projected benefit obligation for the U.S. pension plan, which represents 87% of all pension plan obligations, was 5.18% in 2022, 2.90% in 2021 and 2.57% in 2020. A decrease of 50 basis points in the discount rate used in our calculation would increase our projected benefit obligation by $11.9 million.

Our pension expense is sensitive to changes in our estimate of the expected rate of return on plan assets. The expected return on assets used in calculating the pension expense for the U.S. pension plan, which represents 94% of all pension plan assets, was 5.50% for

2022, 5.75% for 2021 and 5.0% for 2020. For 2023, the rate is expected to be 6.25%. A change of 50 basis points in the expected return on assets assumption would impact pension expense by $1.4 million (pre-tax).

See Note 9. Pension and Post-Retirement and Other Benefit Plans of the notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for additional discussion of our assumptions and the amounts reported in the Consolidated Financial Statements.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements see Note 1 of the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to financial market risks, including fluctuations in foreign currency exchange rates and interest rates. In order to manage and mitigate our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments where the objective is to generate profits solely from trading activities. At December 31, 2022 and 2021, our derivative holdings consisted of foreign currency forward contracts and foreign currency instruments embedded in purchase and sale contracts and interest rate swap contracts.

These forward-looking disclosures address potential impacts from market risks only as they affect our financial instruments. They do not include other potential effects resulting from changes in foreign currency exchange rates, interest rates, commodity prices or equity prices that could impact our business.

Foreign Currency Exchange Rate Risk

During 2022, our foreign subsidiaries generated 36% of our revenue. Financial statements of our foreign subsidiaries for which the U.S. dollar is not the functional currency are translated into U.S. dollars. As a result, we are exposed to foreign currency translation risk.

When we sell or purchase products or services, transactions are frequently denominated in currencies other than an operation's functional currency. As a result, we are exposed to foreign currency transaction risk. When foreign currency exposures exist, we may enter into foreign exchange forward instruments with third parties to economically hedge foreign currency exposures. Our hedging policy reduces, but does not entirely eliminate, the impact of foreign currency exchange rate movements. We do not apply hedge accounting for our foreign currency forward instruments.

We economically hedge our recognized foreign currency assets and liabilities to reduce the risk that our earnings and cash flows will be adversely affected by fluctuations in foreign currency exchange rates. We expect any gains or losses in the hedging portfolio to be substantially offset by a corresponding gain or loss in the underlying exposures being hedged. We also economically hedge firmly committed anticipated transactions in the normal course of business. As these are not offset by an underlying balance sheet position being hedged, our earnings can be significantly impacted on a periodic basis by the change in the unrealized value of these hedges.

We use a sensitivity analysis to measure the impact of an immediate 10% adverse movement in the foreign currency exchange rates. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar and all other variables are held constant. We expect that changes in the fair value of derivative instruments will offset the changes in fair value of the underlying assets and liabilities on the balance sheet. A 10% adverse movement in the foreign currency exchange rates would reduce the value of our derivative instruments by $5.1 million (pre-tax) as of December 31, 2022. This amount would be reflected in our net income but would be significantly offset by the changes in the fair value of the underlying hedged assets and liabilities.

In July 2018, we entered into a series of cross-currency swaps with an aggregate notional of $116.4 million (€100 million) to hedge the currency exchange component of net investments in certain foreign subsidiaries. The aggregate fair value of these swaps was an asset position of $9.9 million at December 31, 2022. We use a sensitivity analysis to measure the impact of an immediate 10% adverse movement in the foreign currency exchange rates underlying these swaps. A hypothetical 10% adverse movement in the currency exchange rates underlying these swaps from the market rate at December 31, 2022 would have resulted in a loss in value of the swaps by $10.7 million.

Market Risk and Interest Rate Risk

Our borrowings from the revolving credit facility subject us to market risk associated with movements in interest rates. We had $334.6 million in variable rate debt outstanding at December 31, 2022. A hypothetical 10% adverse movement in the interest rate will increase our annual interest expense by $1.7 million.

As of December 31, 2022, we had four interest rate swaps executed in March 2020 with a combined notional amount of $200 million expiring in April 2025, and one interest rate swap executed in May 2020 with a notional amount of $50 million expiring in May 2025. We have designated these swaps as cash flow hedges and all changes in fair value of the swaps are recognized in Accumulated other comprehensive income (loss). We use a sensitivity analysis to measure the impact on fair value of the interest rate swaps of an immediate adverse movement in the interest rates of 50 basis points. This analysis was based on a modeling technique that measures the hypothetical market value resulting from a 50 basis point change in interest rates. This adverse change in the applicable interest rates would result in a decrease of $2.5 million in the net fair value of our interest rate swaps for $250 million of notional value expiring in 2025.

In May 2021, we issued $402.5 million aggregate principal amount of Convertible Senior Notes (the "Notes") due 2026. We do not have economic interest rate exposure as the Notes have a fixed annual rate of 0.25%. The fair value of the Notes is subject to interest rate risk, market risk and other factors due to its conversion feature. The fair value of the Notes is also affected by the price and volatility of our common stock and will generally increase or decrease as the market price of our common stock changes. The interest and market value changes affect the fair value of the Notes but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation. Additionally, we carry the Notes at face value, less any unamortized issuance costs, on the balance sheet and present the fair value for disclosure purposes only.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of John Bean Technologies Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of John Bean Technologies Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, including the related notes and schedule of valuation and qualifying accounts for each of the two years in the period ended December 31, 2022 listed in the index appearing under Item 15(a) (2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded Alco-food-machines GmbH & Co. KG ("Alco") and Bevcorp, LLC ("Bevcorp") from its assessment of internal control over financial reporting as of December 31, 2022, because they were acquired by the Company in purchase business combinations during 2022. We have also excluded Alco and Bevcorp from our audit of internal control over financial reporting. Alco and Bevcorp are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting collectively represent 5.3% and 2.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Product Revenue Estimated Costs at Completion

As described in Note 1 to the consolidated financial statements, the Company recognized $740.7 million of product revenue for the year ended December 31, 2022, for over time projects using the "cost-to-cost" input method. Revenue is recognized over time for refurbishments of customer-owned equipment and for highly customized equipment for which the Company has a contractual, enforceable right to collect payment upon customer cancellation for performance completed to date. As disclosed by management, the "cost-to-cost" input method requires that management measure progress based on costs incurred to date relative to total estimated cost at completion. Cost estimates are based on assumptions and estimates to project the outcome of future events; including estimated labor and material costs required to complete open projects.

The principal considerations for our determination that performing procedures relating to revenue recognition - product revenue estimated costs at completion is a critical audit matter are (i) the significant judgment by management when determining the estimated costs at completion, and (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's assumptions related to estimated labor and material costs required to complete open projects.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the product revenue recognition process, including controls over the determination of estimated costs at completion. These procedures also included, among others, evaluating and testing management's process for determining the estimated costs at completion for a sample of contracts, which included evaluating the reasonableness of assumptions related to the estimated labor and material costs required to complete open projects used by management and considering the factors that can affect the accuracy of those estimates. Evaluating the reasonableness of assumptions used involved assessing management's ability to reasonably estimate costs at completion by (i) testing the completeness and accuracy of underlying data used in the estimate; (ii) performing a comparison of the originally estimated and actual costs incurred on similar completed contracts; (iii) evaluating the timely identification of circumstances that may warrant a modification to estimated costs at completion; and (iv) evaluating responses to inquiries with the Company's project managers regarding the expected remaining efforts.

Acquisition of Bevcorp – Valuation of Customer Relationship Intangible Asset

As described in Note 2 to the consolidated financial statements, the Company acquired 100% voting equity of Bevcorp LLC ("Bevcorp") for a total net consideration of $288.1 million, which resulted in $127.0 million of a customer relationship intangible asset being recorded. As disclosed by management, management uses the multi-period excess earnings method to determine the fair value of the customer relationships. Management's estimates and assumptions used to determine the fair value of the customer relationship intangible asset include forecasted revenue growth rates, EBITDA margins, customer attrition rate and the discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the customer relationship intangible asset from the acquisition of Bevcorp is a critical audit matter are the (i) the significant judgment by management when developing the fair value estimate of the customer relationship intangible asset acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenue growth rates, EBITDA margins, customer attrition rate and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the customer relationship intangible asset acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the customer relationship intangible asset acquired; (iii) evaluating the appropriateness of the multi-period excess earnings method; (iv) testing the completeness and accuracy of underlying data used in the valuation method; and (v) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenue growth rates, EBITDA margins, customer attrition rate and the discount rate. Evaluating the reasonableness of management's significant assumptions related to forecasted revenue growth rates, EBITDA margins and the customer attrition rate involved considering (i) the current and past performance of the acquired business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of (i) the appropriateness of the Company's multi-period excess earnings method and (ii) the reasonableness of the assumptions related to customer attrition rate and the discount rate.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 23, 2023

We have served as the Company's auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
John Bean Technologies Corporation:

Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows of John Bean Technologies Corporation and subsidiaries (the Company) for the year ended December 31, 2020, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S.federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company's auditor from 2007 to 2021.

Chicago, Illinois
February 25, 2021

JOHN BEAN TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended December 31,		
(In millions, except per share data)		**2022**	**2021**	**2020**
Revenue:				
Product revenue	$	1,873.2 $	1,614.6 $	1,498.3
Service revenue		292.8	253.7	229.5
Total revenue		2,166.0	1,868.3	1,727.8
Operating expenses:				
Cost of products		1,343.0	1,124.1	1,029.0
Cost of services		205.7	177.4	165.1
Selling, general and administrative expense		441.9	401.1	358.5
Restructuring expense		7.0	5.6	12.1
Operating income		168.4	160.1	163.1
Pension (income) expense, other than service cost		—	(1.3)	3.7
Interest expense, net		14.2	8.7	13.9
Net income before income taxes		154.2	152.7	145.5
Income tax provision		23.5	34.3	36.7
Net income	$	130.7 $	118.4 $	108.8
Basic earnings per share:				
Net income	$	4.08 $	3.70 $	3.40
Diluted earnings per share:				
Net income	$	4.07 $	3.69 $	3.39
Weighted average shares outstanding:				
Basic		32.0	32.0	32.0
Diluted		32.1	32.1	32.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)		Year Ended December 31,					
		2022		**2021**		**2020**	
Net income	$	130.7	$	118.4	$	108.8	
Other comprehensive income (loss), net of income taxes							
Foreign currency translation adjustments		(34.5)		1.0		(8.8)	
Pension and other post-retirement benefits adjustments		14.6		15.9		(14.4)	
Derivatives designated as hedges		13.0		5.6		(3.9)	
Other comprehensive income (loss)		(6.9)		22.5		(27.1)	
Comprehensive income	$	123.8	$	140.9	$	81.7	

The accompanying notes are an integral part of the consolidated financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS

(In millions, except per share and number of shares)		December 31, 2022		December 31, 2021
Assets				
Current Assets:				
Cash and cash equivalents	$	73.1	$	78.8
Trade receivables, net of allowances		299.0		239.1
Contract assets		89.6		94.4
Inventories		322.5		229.1
Other current assets		85.4		77.3
Total current assets		869.6		718.7
Property, plant and equipment, net of accumulated depreciation of $346.4 and $339.2, respectively		269.9		267.6
Goodwill		807.8		684.8
Intangible assets, net		445.4		342.6
Other assets		191.4		127.7
Total Assets	$	2,584.1	$	2,141.4
Liabilities and Stockholders' Equity				
Current Liabilities:				
Short-term debt	$	0.6	$	—
Accounts payable, trade and other		237.0		186.0
Advance and progress payments		194.7		190.2
Accrued payroll		58.5		56.6
Other current liabilities		130.4		117.1
Total current liabilities		621.2		549.9
Long-term debt		977.3		674.4
Accrued pension and other post-retirement benefits, less current portion		32.0		57.6
Other liabilities		90.9		109.0
Commitments and contingencies (Note 17)				
Stockholders' Equity:				
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued in 2022 or 2021		—		—
Common stock, $0.01 par value; 120,000,000 shares authorized; 2022: 31,861,680 issued, and 31,803,721 outstanding; 2021: 31,769,967 issued and outstanding		0.3		0.3
Common stock held in treasury, at cost; 2022: 57,959, and 2021: 0		(5.3)		—
Additional paid-in capital		220.7		214.2
Retained earnings		851.3		733.4
Accumulated other comprehensive loss		(204.3)		(197.4)
Total stockholders' equity		862.7		750.5
Total Liabilities and Stockholders' Equity	$	2,584.1	$	2,141.4

The accompanying notes are an integral part of the consolidated financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31,		
	2022	2021	2020
Cash Flows From Operating Activities:			
Net income	$ 130.7	$ 118.4	$ 108.8
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	33.4	34.9	33.8
Amortization	47.7	41.9	38.0
Stock-based compensation	10.2	6.5	1.9
Pension and other post-retirement benefits expense	1.7	0.9	5.9
Deferred income taxes	(25.8)	(2.7)	9.8
LIFO expense	8.9	0.9	0.1
Other	8.5	2.8	4.6
Changes in operating assets and liabilities:			
Trade receivables, net and contract assets	(52.2)	(29.2)	62.5
Inventories	(69.0)	(37.9)	44.0
Accounts payable, trade and other	47.8	39.6	(61.0)
Advance and progress payments	(8.1)	54.9	26.1
Accrued pension and other post-retirement benefits, net	(3.5)	(13.1)	(12.5)
Other assets and liabilities, net	12.0	7.8	(10.0)
Cash provided by operating activities	142.3	225.7	252.0
Cash Flows From Investing Activities:			
Acquisitions, net of cash acquired	(329.7)	(224.5)	(4.5)
Capital expenditures	(87.6)	(54.1)	(34.3)
Proceeds from disposal of assets	1.2	5.7	1.5
Cash required by investing activities	(416.1)	(272.9)	(37.3)
Cash Flows From Financing Activities:			
Net proceeds from short-term debt	0.4	(2.5)	1.5
Payment in connection with modification of credit facilities	—	(323.4)	—
Net proceeds (payments) from domestic credit facilities, net of debt issuance costs	292.3	83.1	(193.9)
Proceeds from issuance of 2026 convertible senior notes, net of issuance costs	—	391.4	—
Purchase of convertible bond hedge	—	(65.6)	—
Proceeds from sale of warrants	—	29.5	—
Settlement of taxes withheld on equity compensation awards	(1.3)	(2.2)	(2.2)
Common stock repurchases	(7.7)	—	—
Dividends	(13.1)	(12.8)	(12.8)
Acquisition date earnout liability and other deferred acquisition payments	—	(16.7)	—
Cash provided (required) by financing activities	270.6	80.8	(207.4)
Effect of foreign exchange rate changes on cash and cash equivalents	(2.5)	(2.3)	0.7
(Decrease) increase in cash and cash equivalents	(5.7)	31.3	8.0
Cash and cash equivalents, beginning of period	78.8	47.5	39.5
Cash and cash equivalents, end of period	$ 73.1	$ 78.8	$ 47.5
Supplemental Cash Flow Information:			
Interest paid	$ 14.6	$ 10.0	$ 14.2
Income taxes paid	43.6	44.3	36.4
Non-cash investing in capital expenditures, accrued but not paid	11.8	9.3	—
Acquisition - deferred consideration (non-cash)	—	—	2.2

The accompanying notes are an integral part of the consolidated financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions)	Common Stock	Common Stock Held in Treasury	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total Equity
December 31, 2019	$ 0.3	$ (12.6)	$ 241.8	$ 532.8	$ (192.8)	$ 569.5
Net income	—	—	—	108.8	—	108.8
Issuance of treasury stock	—	11.6	(11.6)	—	—	—
Common stock cash dividends, $0.40 per share	—	—	—	(12.8)	—	(12.8)
Foreign currency translation adjustments, net of income taxes of $1.9	—	—	—	—	(8.8)	(8.8)
Derivatives designated as hedges, net of income taxes of $1.4	—	—	—	—	(3.9)	(3.9)
Pension and other post-retirement liability adjustments, net of income taxes of $5.2	—	—	—	—	(14.4)	(14.4)
Stock-based compensation expense	—	—	1.9	—	—	1.9
Taxes withheld on issuance of stock-based awards	—	—	(2.2)	—	—	(2.2)
Adoption of ASC 326	—	—	—	(1.0)	—	(1.0)
December 31, 2020	0.3	(1.0)	229.9	627.8	(219.9)	637.1
Net income	—	—	—	118.4	—	118.4
Issuance of treasury stock	—	1.0	(1.0)	—	—	—
Common stock cash dividends, $0.40 per share	—	—	—	(12.8)	—	(12.8)
Foreign currency translation adjustments, net of income taxes of $(1.6)	—	—	—	—	1.0	1.0
Derivatives designated as hedges, net of income taxes of $(2.0)	—	—	—	—	5.6	5.6
Pension and other post-retirement liability adjustments, net of income taxes of $(5.5)	—	—	—	—	15.9	15.9
Proceeds from sale of warrants	—	—	29.5	—	—	29.5
Purchase of convertible bond hedge, net of income tax of $17.1	—	—	(48.5)	—	—	(48.5)
Stock-based compensation expense	—	—	6.5	—	—	6.5
Taxes withheld on issuance of stock-based awards	—	—	(2.2)	—	—	(2.2)
December 31, 2021	0.3	—	214.2	733.4	(197.4)	750.5
Net income	—	—	—	130.7	—	130.7
Issuance of treasury stock	—	2.4	(2.4)	—	—	—
Share repurchases	—	(7.7)	—	—	—	(7.7)
Common stock cash dividends, $0.40 per share	—	—	—	(12.8)	—	(12.8)
Foreign currency translation adjustments, net of income taxes of $(1.2)	—	—	—	—	(34.5)	(34.5)
Derivatives designated as hedges, net of income taxes of $(4.6)	—	—	—	—	13.0	13.0
Pension and other post-retirement liability adjustments, net of income taxes of $(4.6)	—	—	—	—	14.6	14.6
Stock-based compensation expense	—	—	10.2	—	—	10.2
Taxes withheld on issuance of stock-based awards	—	—	(1.3)	—	—	(1.3)
December 31, 2022	$ 0.3	$ (5.3)	$ 220.7	$ 851.3	$ (204.3)	$ 862.7

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of John Bean Technologies Corporation (JBT, we, or the Company) and all wholly-owned subsidiaries. All intercompany investments, accounts, and transactions have been eliminated.

Use of estimates

Preparation of financial statements that follow U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Allowance for credit losses

The Company adopted ASC 326, *Measurement of Credit Losses on Financial Instruments,* as of January 1, 2020 with the cumulative-effect transition method with the required prospective approach. The measurement of expected credit losses under the Current Expected Credit Loss ("CECL") methodology is applicable to financial assets measured at amortized cost, which includes trade receivables, contract assets, and non-current receivables. An allowance for credit losses under the CECL methodology is determined using the loss rate approach and measured on a collective (pool) basis when similar risk characteristics exist. Where financial instruments do not share risk characteristics, they are evaluated on an individual basis. The CECL allowance is based on relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses as of December 31, 2022 and 2021 was $8.0 million and $6.0 million, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which includes an estimate for excess and obsolete inventories. Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out ("LIFO") basis for certain of our domestic inventories. We exclude certain inventories relating to over time contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with revenue recognized. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 to 35 years; buildings—20 to 50 years; and machinery and equipment—3 to 20 years). Gains and losses are reflected in the Selling, general and administrative expense on the Consolidated Statements of Income upon the sale or retirement of assets. Expenditures that extend the useful lives of property, plant, and equipment are capitalized and depreciated over the estimated new remaining life of the asset. Leasehold improvements are recorded at cost and depreciated over the standard life of the type of asset or the remaining life of the lease, whichever is shorter.

Capitalized software costs

We capitalize costs incurred to purchase software or internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For capitalized software, the useful lives range from three to ten years.

We capitalize costs incurred with the implementation of a cloud computing arrangement that is a service contract, consistent with our policy for software developed or obtained for internal use.

Goodwill

The Company tests goodwill for impairment annually during the fourth quarter and whenever events occur or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of the Company's reporting units by first assessing qualitative factors to see if further testing of goodwill is required. Qualitative factors may include, but are not limited to economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting units and other entity and reporting unit specific events. If the Company concludes that it is more likely than not that a reporting unit's fair value is less than its carrying amount based on the qualitative assessment, then a quantitative test is required. The Company may also choose to bypass the qualitative assessment and perform the quantitative test. In performing the quantitative test, the Company determines the fair value of a reporting unit using the "income approach" valuation method. The Company uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate cost of capital rate. Judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures, and working capital requirements, among others. If the estimated fair value of a reporting unit exceeds its carrying value, the Company considers that goodwill is not impaired.The Company calculates the impairment loss by comparing the fair value of the reporting unit less its carrying amount, including goodwill, and would be limited to the carrying value of the goodwill.

The Company completed its annual goodwill impairment test as of October 31, 2022 using a qualitative assessment approach. As a result of this assessment the Company concluded that it is more likely than not that the fair value of each reporting unit exceeds its carrying value, and therefore it determined that none of its goodwill was impaired. Similar conclusions were reached as of October 31, 2021 and 2020.

Acquired intangible assets

Intangible assets with finite useful lives are subject to amortization on a straight-line basis over the expected period of economic benefit, which range from less than 4 years to 24 years. The Company evaluates whether events or circumstances have occurred that warrant a revision to the remaining useful lives of intangible assets. In cases where a revision is deemed appropriate, the remaining carrying amounts of the intangible assets are amortized over the revised remaining useful life.

The carrying values of intangible assets with indefinite lives are reviewed for recoverability on an annual basis, and whenever events occur or changes in circumstances indicate that impairment may have occurred. The facts and circumstances considered include an assessment of the recoverability of the cost of intangible assets from future cash flows to be derived from the use of the asset. It is not possible to predict the likelihood of any possible future impairments or, if such an impairment were to occur, the magnitude of any impairment. However, any potential impairment would be limited to the carrying value of the indefinite-lived intangible asset.

For intangible assets with indefinite lives, the Company also evaluates whether events or circumstances have occurred that warrant a revision of their useful lives from an indefinite life to finite useful life. In cases where a revision is deemed appropriate, the carrying amounts of such intangible assets are amortized over the revised finite useful life.

The Company completed its annual evaluation for impairment of all indefinite-lived intangible assets as of October 31, 2022, which did not result in any impairment. Similar conclusions were reached as of October 31, 2021 and 2020.

Impairment of long-lived assets

Long-lived assets other than goodwill and acquired indefinite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

We have evaluated the current environment as of December 31, 2022 and the year then ended and have concluded there is no event or circumstance that has caused an impairment of our long-lived assets. We will continue to monitor the environment to determine whether the impacts to the Company represent an event or change in circumstances that may trigger a need to assess for useful life revision or impairment.

Revenue recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties when the Company is acting in an agent capacity. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer.

Performance Obligations & Contract Estimates

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation based on its respective stand-alone selling price and recognized as revenue when, or as, the performance obligation is satisfied. A large portion of revenue across the Company is derived from manufactured equipment, which may be customized to meet customer specifications.

The Company's contracts with customers in both segments often include multiple promised goods and/or services. For instance, a contract may include equipment, installation, optional warranties, periodic service calls, etc. The Company frequently has contracts for which the equipment and installation are considered a single performance obligation. In these instances the installation services are not separately identifiable as the installation goes above and beyond the basic assembly, set-up and testing and therefore significantly customizes or modifies the equipment. However, the Company also has contracts where the installation services are deemed to be separately identifiable as the nature of these services are considered basic assembly, set-up and testing, and are therefore deemed to be a separate performance obligation. This generally occurs in contracts where the Company manufactures standard equipment.

When a performance obligation is separately identifiable, as defined in ASC 606, *Revenue from Contracts with Customer*s, the Company allocates a portion of the contract price to the obligation and recognizes it separately from the other performance obligations. Contract price allocation among multiple performance obligations is based on the relative standalone selling price of each distinct good or service in the contract. When not sold separately, an estimate of the standalone selling price is determined using expected cost plus a reasonable margin.

The timing of revenue recognition for each performance obligation is either over time as control transfers or at a point in time. The Company recognizes revenue over time for contracts that provide service over a period of time, for refurbishments of customer-owned equipment, and for highly customized equipment for which the Company has a contractual, enforceable right to collect payment upon customer cancellation for performance completed to date. Revenue generated from standard equipment, highly customized equipment contracts without an enforceable right to payment for performance completed to date, as well as aftermarket parts and services sales, are recognized at a point in time.

The Company utilizes the input method of "cost-to-cost" to recognize product revenue over time. The Company measures progress based on costs incurred to date relative to total estimated cost at completion. Incurred cost represents work performed, which corresponds with, and therefore depicts, the transfer of control to the customer. Contract costs include labor, material, and certain allocated overhead expense. Material costs are considered incurred, and therefore included in the cost-to-cost measure of progress, when they are used in manufacturing and therefore customize the asset. Cost estimates are based on assumptions and estimates to project the outcome of future events; including the estimated labor and material costs required to complete open projects. During the year, we recognized $740.7 million in revenue for over time projects using the cost-to-cost method.

Revenue attributable to equipment which qualifies as point in time is recognized when customers take control of the asset. For equipment where installation is separately identifiable, the Company generally determines that control transfers when the customer has obtained legal title and the risks and rewards of ownership, which is dependent upon the shipping terms within the contract. For customized equipment where installation is not separately identifiable, but where the Company does not have an enforceable right to payment for performance completed to-date, it defines control transfer as the point in time in which it is able to objectively verify that the customer has the capability of full use of the asset as intended per the contract as this is when control is considered to have passed to the customer. Service revenue is recognized over time either proportionately over the period of the underlying contract or when services are complete, depending on the terms of the arrangement.

Any expected losses for a contract are charged to earnings, in total, in the period such losses are identified.

The Company generally bills customers in advance, and progress billings generally are issued upon the completion of certain phases of the work as stipulated in the contract. The Company may extend credit to customers in line with industry standards where it is strategically advantageous.

Within the AeroTech segment, maintenance and repair service for baggage handling systems, facilities, gate systems, and ground support equipment is provided. The timing of contract billings is concurrent with the completion of the services, and therefore the Company has availed itself of the practical expedient that allows it to recognize revenue commensurate with the amount to which it has a right to invoice, which corresponds directly to the value to the customer of performance completed to date.

Research and development

The objectives of the research and development programs are to create new products and business opportunities in relevant fields, and to improve existing products. Research and development costs are expensed as incurred. Research and development expense of $29.4 million, $29.9 million, and $29.3 million for 2022, 2021 and 2020, respectively, is recorded in selling, general and administrative expense.

Income taxes

The Company's provision for income taxes includes amounts payable or refundable for the current year, the effects of deferred taxes and impacts from uncertain tax positions, if applicable. We establish deferred tax liabilities or assets for temporary differences between financial and tax reporting basis and subsequently adjust them to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance reducing deferred tax assets when it is more likely than not that such assets will not be realized. Valuation allowances are evaluated periodically and may be subject to change in future reporting periods.

We recognize tax benefits in our financial statements from uncertain tax positions only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon resolution. Future changes related to the expected resolution of uncertain tax positions could affect tax expense in the period when the change occurs. Interest and penalties related to underpayment of income taxes are classified as income tax expense.

We monitor for changes in tax laws and reflect the impacts of tax law changes in the period of enactment. When there is refinement to tax law changes in subsequent periods, we account for the new guidance in the period when it becomes known.

Stock-based employee compensation

The Company measures compensation cost on restricted stock awards based on the market price of common stock at the grant date and the number of shares awarded. The compensation cost for each award is recognized ratably over the lesser of the stated vesting period or the period until the employee becomes retirement eligible, after taking into account forfeitures.

Foreign currency

Financial statements of operations for which the U.S. dollar is not the functional currency are translated to the U.S. dollar prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the average exchange rate for each period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive loss in stockholders' equity until the foreign entity is sold or liquidated.

Derivative financial instruments

Derivatives are recognized in the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. The Company does not offset fair value amounts for derivative instruments held with the same counterparty. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive loss, depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge.

In the Consolidated Statements of Income, earnings from foreign currency derivatives related to sales and remeasurement of sales-related assets, liabilities and contracts are recorded in revenue, while earnings from foreign currency derivatives related to purchases and remeasurement of purchase-related assets, liabilities and contracts are recorded in cost of products. Earnings from foreign currency derivatives related to cash management of foreign currencies throughout the world and remeasurement of cash are recorded in selling, general and administrative expenses.

When hedge accounting is applied, the Company ensures that the derivative is highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings. At such time, related deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Effectiveness is assessed at the inception of the hedge. The Company documents the risk management strategy and method for assessing hedge effectiveness at the inception of and throughout the term of each hedge.

The Company's cross-currency swap agreements synthetically swap U.S. dollar denominated fixed rate debt for Euro denominated fixed rate debt and are designated as net investment hedges for accounting purposes. The gains or losses on these derivative instruments are included in the foreign currency translation component of other comprehensive income until the net investment is sold, diluted, or liquidated. Interest payments received for the cross currency swaps are excluded from the net investment hedge effectiveness assessment and are recorded in interest expense, net on the Consolidated Statements of Income.

For derivatives with components excluded from the assessment of hedge effectiveness, the accumulated gains or losses recorded in accumulated other comprehensive income (loss) on such excluded components in a qualifying cash flow or net investment hedging relationship are reclassified to earnings on a systematic and rational basis over the hedge term.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions.

Leases

Lessee accounting

The Company leases office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide that the Company pays for repairs, property taxes and insurance. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on whether the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are included in operating lease right of use ("ROU") assets, other current liabilities, and operating lease liabilities in the consolidated Balance Sheet, which are reported within other assets, other current liabilities and other liabilities, respectively. Lease liabilities are classified between current and long-term liabilities based on their payment terms. The ROU asset balance for finance leases is included in property, plant, and equipment, net in the Balance Sheet. In accordance with the standard, the Company has elected not to recognize leases with terms of less than one year on the Balance Sheet.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit rate is generally not readily determinable for most of its leases, the Company uses its incremental borrowing rate at commencement date in determining the present value of lease payments. We determined the incremental borrowing rate for all leases, based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company used an unsecured borrowing rate and risk-adjusted that rate to approximate a collateralized rate. The operating lease ROU asset also includes prepaid rent and reflects the unamortized balance of lease incentives. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

The Company elected the practical expedient to not separate lease and non-lease components for leases other than leases of vehicles and communication equipment. For the asset categories of real estate, manufacturing, office and IT equipment, the Company accounts for the lease and non-lease components as a single lease component.

The Company's leases may include renewal and termination options, which are included in the lease term if the Company concludes that it is reasonably certain that it will exercise the option. Some leases give the option to renew, with renewal terms that may extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. Certain leases also include options to purchase the leased property. The depreciable life of the ROU assets are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the Consolidated Statements of Income.

The Company's lease agreements do not contain any material residual value guarantees.

Lessor accounting

The Company leases certain FoodTech equipment primarily, such as high capacity industrial extractors, to customers.

In most instances, the Company includes maintenance as a component of the lease agreement. Lease accounting requires lessors to separate lease and non-lease components and further defines maintenance as a non-lease component. The Company elected to exercise the available practical expedient of combining lease and non-lease components where the components meet both of the following criteria:

- The timing and pattern of transfer to the lessee of the lease and non-lease component are the same, and
- The lease component, if accounted for separately, would be classified as an operating lease.

As such, the leased asset and its respective maintenance component will not be accounted for separately.

In certain leases, consumables are included as a non-lease component. For these leases, the components do not qualify for the practical expedient as the timing and pattern of transfer to the lessee are not the same. In these instances, the non-lease component will be accounted for in accordance with ASC 606.

The Company monitors the risk associated with residual value of its leased assets. It reviews on an annual basis or more often as deemed necessary, and adjusted residual values and useful lives of equipment leased to outside parties, as appropriate. Adjustments to residual values result in an adjustment to depreciation expense. The Company's annual review is based on a long-term view considering historical market price changes, market price trends, and expected life of the equipment.

Lease agreements with the Company's customers do not contain any material residual value guarantees. Certain lease agreements include terms and conditions resulting in variable lease payments. These payments typically rely upon the usage of the underlying asset.

Certain lease agreements provide renewal options, including some leases with an evergreen renewal option. The exercise of the lease renewal option is at the sole discretion of the lessee. In most instances, the lease can only be terminated in cases of breach of contract. In these instances, termination fees do not apply. Certain lease agreements also allow the lessee to purchase the leased asset at fair market value or a specific agreed upon price. The exercise of the lease purchase option is at the sole discretion of the lessee.

Recently Adopted Accounting Standards

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This standard is effective for fiscal years beginning after December 15, 2021 and should be applied either prospectively or retrospectively. The Company adopted the new ASU prospectively as of December 31, 2022. The adoption did not have a material impact on the Company's disclosures.

NOTE 2. ACQUISITIONS

During 2022 and 2021, the Company acquired 100% voting equity of two and three businesses, respectively. A summary of the acquisitions made during the periods is as follows:

Date	Type	Company/Product Line	Location	Segment
September 1, 2022	Stock	Bevcorp, LLC ("Bevcorp")	Eastlake, Ohio	FoodTech
A provider of beverage processing and packaging solutions in blending, handling, filling, and closing technologies. The Bevcorp acquisition expands the Company's presence in the ready-to-drink carbonated beverage production market and provides significant cross-selling opportunity in filling and seaming food and beverage applications.				
July 1, 2022	Stock	Alco-food-machines GmbH & Co. KG ("Alco")	Bad Iburg, Germany	FoodTech
A provider of further food processing equipment and production lines for a broad range of food applications. The Alco acquisition extends the Company's capabilities in further processing offerings and strengthens existing full line offerings.				
November 2, 2021	Stock	Urtasun Tecnología Alimentaria S.L ("Urtasun")	Navarra, Spain	FoodTech
A provider of fruit and vegetable processing solutions, particularly in the fresh packaged and frozen markets. The Urtasun acquisition extends the Company's capabilities in providing fruit and vegetable processing solutions.				
July 2, 2021	Stock	CMS Technology, Inc ("Prevenio")	Bridgewater, New Jersey	FoodTech
A provider of innovative food safety solutions primarily for the poultry industry as well as produce applications. Prevenio provides a pathogen protection solution through its anti-microbial delivery equipment that enhances food safety and integrity, and creates a safer work environment for its customers and their employees. This acquisition enhances the Company's recurring revenue portfolio and furthers its investment in solutions that support its customers' daily operations.				
February 28, 2021	Stock	AutoCoding Systems Ltd. ("ACS")	Cheshire, U.K.	FoodTech
A provider of a central command solution for the integration of packaging process devices. The ACS acquisition extends the Company's capabilities in packaging line equipment and associated devices, including coding and label inspection and verification.				

Each acquisition has been accounted for as a business combination. Tangible and identifiable intangible assets acquired and liabilities assumed were recorded at their respective estimated fair values. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to acquisition-driven anticipated cost savings and revenue enhancement synergies coupled with the assembled workforce acquired.

Purchase price allocation for 2022 and 2021 acquisitions:

(In millions)	Bevcorp[(1)]		Alco[(2)]		Urtasun[(3)]		Prevenio[(4)]		ACS[(5)]		Total	
Financial assets	$	20.8	$	9.0	$	8.8	$	8.1	$	2.9	$	49.6
Inventories		33.1		11.7		3.4		0.2		0.7		49.1
Property, plant and equipment		5.5		0.9		3.2		4.1		—		13.7
Customer relationship [(6)]		127.0		9.2		11.0		41.0		3.7		191.9
Patents and acquired technology [(6)]		3.8		4.7		6.0		17.5		3.4		35.4
Trademarks [(6)]		10.0		3.2		2.2		0.7		0.8		16.9
Deferred taxes		—		—		(5.7)		(15.1)		(0.9)		(21.7)
Financial liabilities		(19.7)		(19.9)		(7.8)		(3.4)		(2.9)		(53.7)
Total identifiable net assets	$	180.5	$	18.8	$	21.1	$	53.1	$	7.7	$	281.2
Cash consideration paid	$	293.8	$	45.1	$	44.2	$	173.3	$	16.8	$	573.2
Cash acquired		5.7		3.9		4.8		3.5		1.1		19.0
Net consideration	$	288.1	$	41.2	$	39.4	$	169.8	$	15.7	$	554.2
Goodwill [(7)]	$	113.3	$	26.3	$	23.1	$	120.2	$	9.1	$	292.0

(1)   The purchase accounting for Bevcorp is provisional. The valuation of inventory, customer contract related accruals, intangibles, income tax balances and residual goodwill is not complete. These amounts are subject to adjustment as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date). During the quarter ended December 31, 2022, the Company made no significant measurement period adjustments for Bevcorp.

(2)   During the quarter ended December 31, 2022, the Company refined estimates for financial assets by $(3.2) million, inventory by $(1.0) million, financial liabilities by $2.3 million, and property, plant, and equipment, customer relationship, patents and acquired technology, and trademarks by immaterial amounts. The impact of these adjustments was reflected as a net increase in goodwill of $1.4 million, and they resulted in an immaterial impact to the consolidated statement of income. As of December 31, 2022, the valuation of inventory, customer contract related accruals, intangibles, income tax balances and residual goodwill is not complete. These amounts are subject to adjustment as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date).

(3)   The purchase accounting for Urtasun was final as of September 30, 2022. During the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, the Company made no significant measurement period adjustments for Urtasun.

(4)   The purchase accounting for Prevenio was final as of June 30, 2022. During the quarters ended March 31, 2022 and June 30, 2022, the Company made no significant measurement period adjustments for Prevenio.

(5)   The purchase accounting for ACS was final as of December 31, 2021.

(6)   The acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from four to twenty-four years. The intangible assets acquired in 2022 and 2021 have weighted average useful lives of 22 years for trademarks, 18 years for customer relationship, and 8 years for patents and acquired technology.

(7)   The Company expects goodwill of $133.7 million from these acquisitions to be deductible for income tax purposes.

During the year ended December 31, 2022, acquisitions in 2022 generated aggregate revenues of $53.7 million, and aggregate operating income of $2.0 million.

Acquisition costs recorded in selling, general and administrative expense was $7.0 million and $8.7 million for the years ended December 31, 2022 and 2021.

NOTE 3. INVENTORIES

Inventories as of December 31, consisted of the following:

(In millions)		2022		2021
Raw materials	$	123.5	$	101.0
Work in process		77.7		59.1
Finished goods		212.6		151.8
Gross inventories before LIFO reserves and valuation adjustments		413.8		311.9
LIFO reserves		(62.0)		(53.3)
Valuation adjustments		(29.3)		(29.5)
Net inventories	$	322.5	$	229.1

Inventories accounted for under the LIFO method totaled $200.2 million and $153.7 million at December 31, 2022 and 2021, respectively.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, consisted of the following:

(In millions)		2022		2021
Land and land improvements	$	20.2	$	21.6
Buildings		136.7		138.6
Machinery and equipment		436.8		426.2
Construction in process		22.6		20.4
		616.3		606.8
Accumulated depreciation		(346.4)		(339.2)
Property, plant and equipment, net	$	269.9	$	267.6

NOTE 5. OTHER ASSETS

Other assets as of December 31, consisted of the following:

(In millions)		2022		2021
Capitalized software	$	87.0	$	40.6
Cloud computing arrangement implementation costs		7.3		5.9
Other		97.1		81.2
Total other assets	$	191.4	$	127.7

As of December 31, 2022 and 2021, capitalized software costs consisted of deferred costs of $127.0 million and $76.5 million, respectively and associated accumulated amortization of $40.0 million and $35.9 million, respectively. Capitalized software amortization expense was $4.5 million, $3.7 million, and $3.4 million for 2022 and 2021, and 2020, respectively.

As of December 31, 2022 and 2021, cloud computing arrangement implementation costs consisted of deferred costs of $13.0 million and $10.1 million, respectively and associated accumulated amortization of $5.7 million and $4.2 million, respectively. Amortization expense related to cloud computing arrangement implementation costs was $1.3 million, $1.6 million, and $0.9 million for 2022, 2021, and 2020, respectively.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by business segment were as follows:

(In millions)	FoodTech	AeroTech	Total
Balance as of January 1, 2021	$ 505.7	$ 38.2	$ 543.9
Acquisitions	150.9	—	150.9
Currency translation	(9.9)	(0.1)	(10.0)
Balance as of December 31, 2021	646.7	38.1	684.8
Acquisitions	141.0	—	141.0
Currency translation	(17.5)	(0.5)	(18.0)
Balance as of December 31, 2022	$ 770.2	$ 37.6	$ 807.8

Intangible assets consisted of the following:

	2022		2021	
(In millions)	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Customer relationships	$ 437.8	$ 124.1	$ 309.3	$ 102.0
Patents and acquired technology	174.4	93.9	174.5	82.0
Trademarks	57.8	17.0	47.2	15.0
Indefinite lived intangibles assets	10.4	—	10.6	—
Other	8.6	8.6	8.7	8.7
Total intangible assets	$ 689.0	$ 243.6	$ 550.3	$ 207.7

Intangible asset amortization expense was $43.2 million, $38.2 million, and $34.6 million for 2022, 2021 and 2020, respectively. Annual amortization expense for intangible assets is estimated to be $47.3 million in 2023, $45.2 million in 2024, $44.3 million in 2025, $42.4 million in 2026, and $39.0 million in 2027.

NOTE 7. DEBT

The components of the Company's borrowings as of December 31, were as follows:

(In millions)	Maturity Date	2022	2021
Revolving credit facility [1]	December 14, 2026	$ 584.6	$ 282.9
Less: unamortized debt issuance costs		(2.2)	(1.2)
Revolving credit facility, net		$ 582.4	$ 281.7
Convertible senior notes [2]	May 15, 2026	$ 402.5	$ 402.5
Less: unamortized debt issuance costs		(7.6)	(9.8)
Convertible senior notes, net		$ 394.9	$ 392.7
Long-term debt, net		$ 977.3	$ 674.4

(1) Weighted-average interest rate at December 31, 2022 was 4.53%
(2) Effective interest rate for the Notes for the quarter ended December 31, 2022 was 0.82%

Components of interest expense recognized for the 0.25% Convertible Senior Notes due 2026 (the "Notes") were as follows for the years ended December 31:

(In millions)	2022	2021
Contractual interest expense	$ 1.0	$ 0.6
Interest cost related to amortization of issuance costs	2.2	1.3
Total interest expense	$ 3.2	$ 1.9

Five-year Revolving Credit Facility

On June 19, 2018, the Company entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto. The Credit Agreement provided for a $1 billion revolving credit facility that matures in June 2023. The borrowings under the Credit Agreement were used to repay in full all outstanding indebtedness under the previous credit agreement. On May 25, 2021, the Company entered into the first amendment to the Credit Agreement to permit the issuance of the Convertible Senior Notes described below. On December 14, 2021, the Company entered into the second amendment to increase its borrowing limit from $1 billion to $1.3 billion, extend the maturity of the Credit Agreement from June 2023 to December 2026, and modified the leverage calculation to differentiate between secured debt and total debt. Revolving loans under the credit facility bear interest, at the Company's option, at 1) LIBOR (subject to a floor rate of zero) or a benchmark replacement rate, or 2) an alternative base rate (which is the greater of Wells Fargo's Prime Rate, the Federal Funds Rate plus 50 basis points, or LIBOR plus 1%), plus, in each case, a margin dependent on the leverage ratio.

The Company is required to make periodic interest payments on borrowed amounts and to pay an annual commitment fee of 15.0 to 30.0 basis points, depending on its leverage ratio. As of December 31, 2022, the Company had $584.6 million drawn on and $709.0 million of availability under the revolving credit facility. The ability to use this availability is limited by the leverage ratio covenant described below.

The obligations under the Credit Agreement are guaranteed by the Company's domestic and certain foreign subsidiaries and subsequently formed or acquired subsidiaries (the "Guarantors"). The obligations under the Credit Agreement are secured by a first-priority security interest in substantially all of the Guarantor's tangible and intangible personal property and a pledge of the capital stock of permitted borrowers and certain Guarantors.

The Company's credit facility includes restrictive covenants that, if not met, could lead to renegotiation of its credit facility, a requirement to repay its borrowings, and/or a significant increase in its cost of financing. Restrictive covenants include a minimum interest coverage ratio, a maximum leverage ratio, as well as certain events of default.

Convertible Senior Notes

On May 28, 2021, the Company closed a private offering of $402.5 million aggregate principal amount of the Company's 0.25% Convertible Senior Notes due 2026 (the "Notes") to qualified institutional buyers, resulting in net proceeds of approximately $392.2 million after deducting initial purchasers' discounts of the Notes. Interest on the Notes has accrued from May 28, 2021 and is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021, at a rate of 0.25% per year. The Notes will mature on May 15, 2026 unless earlier converted, redeemed or repurchased. No sinking fund is provided for the Notes.

The initial conversion rate of the Notes is 5.8958 shares of the Company's common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $169.61 per share. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain specified events. In addition, upon the occurrence of a make-whole fundamental change (as defined in the indenture governing the Notes (the "Indenture")) or upon a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change or notice of redemption, as the case may be.

On or after March 20, 2024, the Company has the option to redeem for cash all or part of the Notes, if the last reported sales price of the Company's common stock (the "common stock") has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides redemption notice, during any 30 consecutive trading days ending on, and including, the last trading day immediately before the date the Company sends the related redemption notice. The redemption price of each Note to be redeemed will be the principal amount of such note, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company redeems less than all the outstanding Notes, at least $100 million aggregate principal amount of Notes must be outstanding and not subject to redemption as of the relevant redemption notice date.

Prior to the close of business on the business day immediately preceding February 15, 2026, the Notes are convertible at the option of the holders only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on September 30, 2021 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
- during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate on each such trading day;
- if the Company calls such Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Notes called (or deemed called) for redemption; or
- upon the occurrence of certain corporate events, as specified in the Indenture governing the Notes.

At any time on or after February 15, 2026, holders may convert their Notes at their option, and in multiples of $1,000 principal amount, without regard to the foregoing circumstances. Upon conversion, the Company will pay cash up to the aggregate principal amount of the Notes and for the remainder of our conversion obligation in excess of the aggregate principal amount will pay or deliver cash, shares of common stock, or a combination of cash and shares of common stock at the Company's election.

The Notes were not convertible during the year ended December 31, 2021 and none have been converted to date. Also given the daily average market price of the common stock has not exceeded the exercise price since inception, there is no impact to the diluted earnings per share.

Upon the occurrence of a fundamental change (as defined in the Indenture), subject to certain conditions, holders may require the Company to repurchase for cash all or any portion of their Notes in multiples of $1,000 principal amounts, at its repurchase price, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Notes are senior unsecured obligations and rank equally in right of payment with all of the Company's existing unsubordinated debt and senior in right of payment to any future debt that is expressly subordinated in right of payment to the Notes. The Notes will be effectively subordinated to any of the Company's existing and future secured debt to the extent of the assets securing such indebtedness.

The Indenture includes customary terms and covenants, including certain events of default after which the Notes may become due and payable immediately.

Convertible Note Hedge Transactions

The Company paid an aggregate amount of $65.6 million for the Convertible Note Hedge Transactions (the "Hedge Transactions"). The Hedge Transactions cover, subject to anti-dilution adjustments substantially similar to those in the Notes, approximately 2.4 million shares of the Company's common stock. These are the same number of shares initially underlying the Notes, at a strike price of $169.61, subject to customary adjustments. The Hedge Transactions will expire upon the maturity of the Notes, subject to earlier exercise or termination.

The Hedge Transactions are expected generally to reduce the potential dilutive effect of the conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted Notes, in the event that the market price per share of the Company's common stock, as measured under the terms of the Hedge Transactions, is greater than the Hedge Transactions strike price of $169.61. The Hedge Transactions meet the criteria in ASC 815-40 to be classified within Stockholders' Equity, and therefore these transactions are not revalued after their issuance.

The Company made a tax election to integrate the Notes and the Hedge Transactions. The accounting impact of this tax election makes the Hedge Transactions deductible as original issue discount interest for tax purposes over the term of the note, and resulted in a

$17.1 million deferred tax asset recorded as an adjustment to Additional paid-in capital on our Balance Sheet as of December 31, 2022 and 2021.

Warrant Transactions

In addition, concurrently with entering into the Hedge Transactions, the Company separately entered into privately-negotiated Warrant Transactions (the "Warrant Transactions"), whereby the Company sold to the counterparties warrants to acquire, collectively, subject to anti-dilution adjustments, 2.4 million shares of its common stock at an initial strike price of $240.02 per share. The Company received aggregate proceeds of $29.5 million from the Warrant Transactions with the counterparties, with such proceeds partially offsetting the costs of entering into the Hedge Transactions. The warrants expire in August 2026. If the market value per share of the common stock, exceeds the strike price of the warrants, the warrants will have a dilutive effect on our earnings per share, unless the Company elects, subject to certain conditions, to settle the warrants in cash. The warrants meet the criteria in ASC 815-40 to be classified within Stockholders' Equity, and therefore the warrants are not revalued after issuance.

NOTE 8. INCOME TAXES

Domestic and foreign components of income from continuing operations before income taxes for the years ended on December 31, are shown below:

(In millions)		2022		2021		2020
Domestic	$	79.7	$	71.5	$	78.6
Foreign		74.5		81.2		66.9
Income before income taxes	$	154.2	$	152.7	$	145.5

The provision for income taxes related to income from continuing operations for the years ended on December 31, consisted of:

(In millions)		2022		2021		2020
Current:						
Federal	$	26.5	$	4.2	$	4.6
State		8.2		2.2		3.0
Foreign		14.6		30.6		19.3
Total current	$	49.3	$	37.0	$	26.9
Deferred:						
Federal	$	(19.2)	$	1.0	$	8.9
State		(4.2)		1.5		1.5
Foreign		(2.4)		(5.2)		(0.6)
Total deferred	$	(25.8)	$	(2.7)	$	9.8
Provision for income taxes	$	23.5	$	34.3	$	36.7

The Company included in the tax provision for the year ended December 31, 2021 an immaterial correction of the rate applied since 2017 to a deferred tax liability associated with an investment in a subsidiary.

Significant components of deferred tax assets and liabilities at December 31, were as follows:

(In millions)		2022		2021
Deferred tax assets attributable to:				
Accrued pension and other postretirement benefits	$	8.8	$	14.2
Accrued expenses and accounts receivable allowances		16.2		18.6
Net operating loss carryforwards		9.0		9.5
Inventories		13.2		9.0
Stock-based compensation		4.2		3.3
Operating lease liabilities		10.6		8.9
Convertible bond		11.7		15.2
Research and development costs		24.7		—
Research and development credit carryforwards		5.5		4.6
Foreign tax credit carryforwards		1.2		0.9
Other		3.2		0.1
Total deferred tax assets	$	108.3	$	84.3
Valuation allowance		(3.9)		(4.9)
Deferred tax assets, net of valuation allowance	$	104.4	$	79.4
Deferred tax liabilities attributable to:				
Investment in subsidiary	$	9.3	$	10.0
Property, plant and equipment		26.0		24.9
Goodwill and intangibles		71.6		75.0
Right to use lease assets		10.6		8.8
Net investment hedges		7.7		2.0
Total deferred tax liabilities	$	125.2	$	120.7
Net deferred tax liabilities	$	(20.8)	$	(41.3)

Included in deferred tax assets are tax benefits related to net operating loss carryforwards attributable to foreign and domestic operations. The net tax effect of state and foreign loss carryforwards at year-end 2022 totaled $9.0 million. Of this amount, $7.7 million are available to offset future taxable income in several foreign jurisdictions indefinitely, and $1.3 million are available to offset future taxable income through 2026. Of the tax effected losses, approximately $1.4 million in Switzerland and the Netherlands are subject to a full valuation allowance, as management has concluded that, based on the available evidence, it is more likely than not that the deferred tax assets will not be fully utilized.

Included in deferred tax assets at December 31, 2022 are $5.5 million of research and development credit carryforwards, of which $5.2 million are U.S. state credits that will expire beginning in 2028, if unused. Of the $5.2 million, approximately $2.0 million are subject to a full valuation allowance, as management has concluded that, based on the available evidence, it is more likely than not that the deferred tax assets will not be fully utilized.

The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	2022	2021	2020
Statutory U.S. federal tax rate	21%	21%	21%
Net difference resulting from:			
Research and development tax credit	(5)	(4)	(5)
Foreign earnings subject to different tax rates	2	3	2
Nondeductible expenses	—	1	2
State income taxes	2	2	3
Foreign tax credits	(5)	(2)	(4)
Foreign withholding taxes	1	1	1
Effect of UK law change	—	3	—
Global intangible low-taxed income (GILTI)	5	—	3
Stock based compensation - excess tax benefit	(2)	—	—
Remeasurement of deferred tax liability	—	(3)	—
Valuation allowance on state tax credit	1	—	—
Other	(5)	—	2
Total difference	(6)%	1%	4%
Effective income tax rate	15%	22%	25%

The Company considers the unremitted earnings of certain foreign subsidiaries indefinitely reinvested. With respect to these subsidiaries, the Company has not provided deferred taxes on unremitted earnings of approximately $232 million. The amount of unrecognized deferred tax liabilities associated with these earnings is approximately $3 million.

As of December 31, 2022, the Company has recorded estimated deferred taxes of $9.3 million for income and withholding taxes related to the Company's foreign subsidiaries that are not permanently reinvested.

The Company has not recorded any unrecognized deferred tax benefits, as the Company does not believe it has any positions that meet the criteria for establishing an uncertain tax position liability.

In our major jurisdictions, including the United States, Belgium, Brazil, the Netherlands, Sweden, and the United Kingdom, tax years are typically subject to examination for three to five years.

NOTE 9. PENSION AND POST-RETIREMENT AND OTHER BENEFIT PLANS

The Company sponsors qualified and nonqualified defined benefit pension plans that together cover many of its U.S. employees. The plans provide defined benefits based on years of service and final average salary. The Company also sponsors a noncontributory plan that provides post-retirement life insurance benefits ("OPEB") to some of its U.S. employees. Non-U.S. based employees are eligible to participate in either Company-sponsored or government-sponsored benefit plans to which the Company contributes. The Company also sponsors separate defined contribution plans that cover substantially all of its U.S. employees and some non-U.S. employees.

The funded status of is pension plans, together with the associated balances recognized in its consolidated financial statements as of December 31, 2022 and 2021, were as follows:

(In millions)		2022		2021
Projected benefit obligation at January 1	$	357.7	$	384.0
Service cost		1.7		2.2
Interest cost		7.4		6.4
Actuarial (gain) loss		(76.2)		(13.8)
Plan participants' contributions		0.2		0.2
Benefits paid		(16.9)		(16.5)
Currency translation adjustments		(4.7)		(4.8)
Projected benefit obligation at December 31	$	269.2	$	357.7
Fair value of plan assets at January 1	$	301.7	$	290.8
Company contributions		3.3		13.0
Actual return on plan assets		(49.7)		15.3
Plan participants' contributions		0.2		0.2
Benefits paid		(16.9)		(16.5)
Currency translation adjustments		(0.9)		(1.1)
Fair value of plan assets at December 31	$	237.7	$	301.7
Funded status of the plans (liability) at December 31	$	(31.5)	$	(56.0)
Amounts recognized in the Consolidated Balance Sheets at December 31				
Other current liabilities		(1.5)		(0.9)
Accrued pension and other post-retirement benefits, less current portion		(30.0)		(55.1)
Net amount recognized	$	(31.5)	$	(56.0)

The liability associated with the OPEB plan included in the consolidated financial statements was $2.3 million and $2.6 million as of December 31, 2022 and 2021, respectively.

Amounts recognized in accumulated other comprehensive loss at December 31, 2022 and 2021 were $177.3 million and $196.2 million, respectively for pensions, and $(0.4) million and $(0.2) million for the OPEB plan, respectively. These amounts were primarily unrecognized actuarial gains and losses.

The accumulated benefit obligation for all pension plans was $265.0 million and $350.6 million at December 31, 2022 and 2021, respectively. All pension plans had accumulated benefit obligations in excess of plan assets as of December 31, 2022. For the year ended December 31, 2022, accumulated benefit obligation for the pension plans decreased primarily due to actuarial gains incurred from the increase in discount rates driven by an increase in bond yields.

Pension costs (income) for the years ended December 31, were as follows:

(In millions)		2022		2021		2020
Service cost	$	1.7	$	2.2	$	2.2
Interest cost		7.4		6.4		8.7
Expected return on plan assets		(15.7)		(15.6)		(13.1)
Amortization of net actuarial loss		8.0		7.7		8.1
Settlement loss recognized		0.2		0.1		—
Total costs	$	1.6	$	0.8	$	5.9

OPEB plan costs were not material for the years ended December 31, 2022, 2021, and 2020.

Pre-tax changes in projected benefit obligations and plan assets recognized in other comprehensive loss during 2022 for the OPEB plan were not material and for the pension plans were as follows:

(In millions)	Pensions
Actuarial gain	$ (10.7)
Amortization of net actuarial loss	(8.2)
Net income recognized in other comprehensive income	$ (18.9)
Total recognized in net periodic benefit cost and other comprehensive income	$ (17.3)

The Company uses a corridor approach to recognize actuarial gains and losses that result from changes in actuarial assumptions. The corridor approach defers all actuarial gains and losses resulting from changes in assumptions in other accumulated other comprehensive income (loss), such as those related to changes in the discount rate and differences between actual and expected returns on plan assets. These unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the higher of the market-related value of the assets or the projected benefit obligation for each respective plan. The amortization is on a straight-line basis over the life expectancy of the plan's participants for the frozen plans and the expected remaining service periods for the other plans.

Beginning in 2010, the U.S. defined benefit plans were frozen to new entrants and future benefit accruals for non-union participants were discontinued.

The following weighted-average assumptions were used to determine the benefit obligations for the pension plans:

	2022	2021	2020
Discount rate	5.02%	2.67%	2.31%
Rate of compensation increase	2.55%	3.77%	3.07%

The following weighted-average assumptions were used to determine net periodic benefit cost for the pension plans:

	2022	2021	2020
Discount rate	2.86%	2.32%	2.98%
Rate of compensation increase	2.55%	3.77%	3.07%
Expected rate of return on plan assets	5.42%	5.58%	4.86%

The estimate of the expected rate of return on plan assets is based primarily on the historical performance of plan assets, asset allocation, current market conditions and long-term growth expectations.

Plan assets

The Company's pension investment strategy balances the requirements to generate returns using higher-returning assets, such as equity securities, with the need to control risk in the pension plan with less volatile assets, such as fixed-income securities. Risks include, among others, the likelihood of the pension plans being underfunded, thereby increasing their dependence on Company contributions. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks.

Target asset allocations and actual allocations as of December 31, 2022 and 2021 were as follows:

	Target	2022	2021
Equity	10% - 40%	29%	36%
Fixed income	40% - 70%	64%	59%
Real estate and other	0% - 15%	6%	4%
Cash	0% - 10%	1%	1%
		100%	100%

Actual pension plans' asset holdings by category and level within the fair value hierarchy are presented in the following table:

| (In millions) | As of December 31, 2022 | | | As of December 31, 2021 | | |
	Total	Level 1	Level 2	Total	Level 1	Level 2
Cash and cash equivalents	$ 2.8	$ 2.8	$ —	$ 2.4	$ 2.4	$ —
Equity securities:						
All caps[1]	15.6	—	15.6	25.6	—	25.6
International[2]	39.2	—	39.2	64.8	—	64.8
Infrastructure[3]	10.3	10.3	—	14.8	14.8	—
Fixed income securities:						
Government securities[4]	32.5	—	32.5	34.6	—	34.6
Corporate bonds[5]	109.3	—	109.3	135.1	8.0	127.1
Other investments[6]	13.7	—	13.7	12.7	—	12.7
Total assets at fair value	$ 223.4	$ 13.1	$ 210.3	$ 290.0	$ 25.2	$ 264.8
Investments valued using NAV as a practical expedient[7]	14.3			11.8		
Total assets	$ 237.7			$ 301.8		

(1)   Includes funds that invest in large, medium and small cap equity securities.

(2)   Includes funds that invest primarily in international equity securities.

(3)   Includes funds that invest primarily in infrastructure equity securities.

(4)   Includes U.S. government securities and funds that invest primarily in U.S. government bonds, including treasury inflation protected securities.

(5)   Includes funds that invest in investment grade bonds, high yield bonds and mortgage-backed fixed income securities.

(6)   Includes funds that invest primarily in commodities and investments in insurance contracts held by the Company's foreign pension plans.

(7)   As of December 31, 2021, the Company elected the practical expedient to characterize certain new investments which are measured at net asset values ("NAV") that have not been classified in the fair value hierarchy.

The fair value of assets classified as Level 1 is based on unadjusted quoted prices in active markets for identical assets. The fair value of assets classified as Level 2 is based on quoted prices for similar assets or based on valuations made using inputs that are either directly or indirectly observable as of the reporting date. As of December 31, 2021, such inputs include net asset values reported at a minimum on a monthly basis by investment funds or contract values provided by the issuing insurance company. The Company is able to sell any of its investment funds with notice of no more than 30 days. For more information on the fair value hierarchy, see Note 16. Fair Value of Financial Instruments.

Contributions

The Company expects to contribute $14.5 million to its pension and other post-retirement benefit plans in 2023. The pension contributions will be primarily for the U.S. qualified pension plan. All of the contributions are expected to be in the form of cash.

Estimated future benefit payments

The following table summarizes expected benefit payments from various pension benefit plans through 2032. Actual benefit payments may differ from expected benefit payments.

(In millions)	Pensions
2023	$ 18.1
2024	19.0
2025	20.8
2026	19.9
2027	20.1
2028-2032	99.3

Savings Plans

U.S. and some international employees participate in defined contribution savings plans that the Company sponsors. These plans generally provide company matching contributions on participants' voluntary contributions and/or company non-elective contributions. Additionally, certain highly compensated employees participate in a non-qualified deferred compensation plan, which also allows for company matching contributions and company non-elective contributions on compensation in excess of the Internal Revenue Code Section 401(a) (17) limit. The expense for matching contributions was $17.8 million, $15.9 million, and $15.1 million in 2022, 2021 and 2020, respectively.

NOTE 10. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income or loss ("AOCI") represents the cumulative balance of other comprehensive income, net of tax, as of the Balance Sheet date. For the Company, AOCI is composed of adjustments related to pension and other post-retirement benefits plans, derivatives designated as hedges, and foreign currency translation adjustments. Changes in the AOCI balances for the years ended December 31, 2022 and 2021 by component are shown in the following table:

(In millions)	Pension and Other Post-retirement Benefits[1]	Derivatives Designated as Hedges[1]	Foreign Currency Translation[1]	Total[1]
Balance as of January 1, 2021	$ (161.4)	$ (3.8)	$ (54.7)	$ (219.9)
Other comprehensive income (loss) before reclassification	10.1	4.3	3.1	17.5
Amounts reclassified from accumulated other comprehensive income	5.8	1.3	(2.1)	5.0
Balance as of December 31, 2021	$ (145.5)	$ 1.8	$ (53.7)	$ (197.4)
Other comprehensive income (loss) before reclassification	8.5	14.7	(36.7)	(13.5)
Amounts reclassified from accumulated other comprehensive income	6.1	(1.7)	2.2	6.6
Balance as of December 31, 2022	$ (130.9)	$ 14.8	$ (88.2)	$ (204.3)

(1)   All amounts are net of income taxes.

Reclassification adjustments from AOCI into earnings for pension and other post-retirement benefits plans for the year ended December 31, 2022 were $8.2 million of charges to pension (income) expense, other than service cost, net of $2.1 million income tax benefit. Reclassification adjustments for derivatives designated as hedges for the year ended December 31, 2022 were $2.4 million of interest income, net of $0.7 income tax provision. Reclassification adjustments for foreign currency translation related to net investment hedges for the year ended December 31, 2022 were $2.9 million of benefit in interest expense, net of $0.7 million in provision for income taxes.

Reclassification adjustments from AOCI into earnings for pension and other post-retirement benefits plans for the year ended December 31, 2021 were $7.8 million of charges to pension (income) expense, other than service cost, net of $2.0 million in provision for income taxes. Reclassification adjustments for derivatives designated as hedges for the year ended December 31, 2021 were $1.8 million of interest expense, net of $0.5 million income tax benefit. Reclassification adjustments for foreign currency translation related to net investment hedges for the year ended December 31, 2021 were $2.9 million of benefit in interest expense, net of $0.8 million in provision for income taxes.

NOTE 11. STOCK-BASED COMPENSATION

The Company recorded stock-based compensation expense and related income tax effects for the years ended December 31, as follows:

(In millions)	2022	2021	2020
Stock-based compensation expense	$ 10.2	$ 6.5	$ 1.9
Tax benefit (expense) recorded in consolidated statements of income	$ 5.0	$ 2.2	$ (0.1)

As of December 31, 2022, there was $14.3 million of unrecognized stock-based compensation expense for outstanding awards expected to be recognized over a weighted average period of 1.8 years.

Incentive Compensation Plan

The Company sponsors a stock-based compensation plan (the "Incentive Compensation Plan") that provides certain incentives and awards to its officers, employees, directors and consultants. The Incentive Compensation Plan allows the Compensation Committee (the "Committee") of the Board of Directors to make various types of awards to eligible individuals. Awards that may be issued include common stock, stock options, stock appreciation rights, restricted stock and stock units.

Restricted stock unit awards specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee. Restricted stock units generally vest after 3 years of service, but may also vest upon a change of control as defined in the Incentive Compensation Plan. The 2017 Incentive Compensation Plan was approved by stockholders in May 2017. The 2017 Incentive Compensation Plan replaced the prior incentive compensation plan (the "2008 Incentive Compensation Plan"). The aggregate number of shares of common stock that are authorized for issuance under the 2017 Incentive Compensation Plan is (i) 1,000,000 shares, plus (ii) the number of shares of common stock that remained available for issuance under the 2008 Incentive Compensation Plan on the effective date of the 2017 Incentive Compensation Plan, plus (iii) the number of shares of common stock that were subject to outstanding awards under the 2008 Incentive Compensation Plan on the effective date of the 2017 Incentive Compensation Plan that are canceled, forfeited, returned or withheld without the issuance of shares thereunder.

Impact of Retirement on Outstanding Awards

In the event of an executive officer's retirement from the Company upon or after attaining age 62 and a specified number of years of service, any nonvested awards remain outstanding after retirement and vest on the originally scheduled vesting date. This permits flexibility in retirement planning, permits the Company to provide an incentive for the vesting period and does not penalize employees who receive awards as incentive compensation when they retire.

Restricted Stock Units

A summary of the nonvested restricted stock units as of December 31, 2022 and changes during the year is presented below:

	Shares		Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2021	406,406	$	70.31
Granted	159,232	$	107.53
Vested	(123,613)	$	43.56
Forfeited	(28,289)	$	122.02
Nonvested at December 31, 2022	413,736	$	85.00

The Company grants time-based and performance-based restricted stock units that typically vest after three years, but can vary based on the discretion of the Committee. The fair value of these awards is determined using the market value of common stock on the grant date. Compensation cost is recognized over the lesser of the stated vesting period or the period until the employee meets the retirement eligible age and service requirements under the plan.

The number of shares to be issued for performance-based restricted stock units awards made in 2022, 2021, and 2020, is dependent upon performance over the three year period ending December 31st of the respective term and over the two year period for an additional grant awarded in 2021, with respect to cumulative diluted earnings per share from continuing operations and average operating return on invested capital (ROIC). ROIC is defined as net income plus after tax net interest expense divided by average invested capital, which is an average of total shareholders equity plus debt plus future pension expenses held in AOCI less cash and cash equivalents. Based on results achieved in 2022, 2021, and 2020, and the forecasted amounts over the remainder of the performance period, the Company expects to issue a total of 76,874, 22,811, 10,747, and 4,647, shares at the vesting dates in February 2025, March 2024, May 2023 and March 2023, respectively. Compensation cost has been measured in 2022 based on these expectations.

The following summarizes values for restricted stock activity in each of the years in the three year period ended December 31:

	2022	2021	2020
Weighted-average grant-date fair value of restricted stock units granted	$ 107.53	$ 142.32	$ 96.81
Fair value of restricted stock vested (in millions)	$ 14.5	$ 7.9	$ 6.5

NOTE 12. STOCKHOLDERS' EQUITY

The following is a summary of capital stock activity (in shares) for the year ended December 31, 2022:

	Common Stock Outstanding	Common Stock Held in Treasury
December 31, 2021	31,769,967	—
Stock awards issued	113,265	(21,552)
Treasury stock purchases	(79,511)	79,511
December 31, 2022	31,803,721	57,959

On December 1, 2021, the Board authorized a share repurchase program of up to $30 million of the Company's common stock, effective January 1, 2022 through December 31, 2024, which replaced the prior share repurchase program. Shares may be purchased from time to time in open market transactions, subject to market conditions. Repurchased shares become treasury shares, which are accounted for using the cost method and are intended to be used for future awards under the Incentive Compensation Plan.

NOTE 13. REVENUE RECOGNITION

Transaction price allocated to the remaining performance obligations

The Company has estimated that $1,054.9 million in revenue is expected to be recognized in the future periods related to remaining performance obligations from the Company's contracts with customers outstanding as of December 31, 2022. The Company expects to complete these obligations and recognize 84% as revenue in 2023, 14% in 2024, and the remainder after 2025.

Disaggregation of Revenue

In the following table, revenue is disaggregated by type of good or service, primary geographical market, and timing of recognition for each reportable segment. The table also includes a reconciliation of the disaggregated revenue to total revenue of each reportable segment.

	December 31,					
	2022		**2021**		**2020**	
(In millions)	**FoodTech**	**AeroTech**	**FoodTech**	**AeroTech**	**FoodTech**	**AeroTech**
Type of Good or Service						
Recurring [1]	$ 751.4	$ 217.7	$ 661.6	$ 178.2	$ 610.7	$ 155.4
Non-recurring [1]	839.2	358.0	738.8	289.3	623.8	337.9
Total	$ 1,590.6	$ 575.7	$ 1,400.4	$ 467.5	$ 1,234.5	$ 493.3
Geographical Region [2]						
North America	$ 958.4	$ 522.4	$ 776.6	$ 416.9	$ 666.5	$ 423.9
Europe, Middle East and Africa	395.0	27.6	364.0	38.8	365.3	41.5
Asia Pacific	140.6	18.1	174.2	7.7	135.3	23.9
Latin America	96.6	7.6	85.6	4.1	67.4	4.0
Total	$ 1,590.6	$ 575.7	$ 1,400.4	$ 467.5	$ 1,234.5	$ 493.3
Timing of Recognition						
Point in Time	$ 796.7	$ 285.9	$ 661.1	$ 218.1	$ 593.5	$ 251.7
Over Time	793.9	289.8	739.3	249.4	641.0	241.6
Total	$ 1,590.6	$ 575.7	$ 1,400.4	$ 467.5	$ 1,234.5	$ 493.3

(1)   Aftermarket parts and services and operating lease revenues are considered recurring revenue. Non-recurring revenue includes new equipment and installation.

(2)   Geographical region represents the region in which the end customer resides.

Contract balances

The timing of revenue recognition, billings and cash collections results in trade receivables, contract assets, and advance and progress payments (contract liabilities). Contract assets exist when revenue recognition occurs prior to billings. Contract assets are transferred to trade receivables when the right to payment becomes unconditional (i.e., when receipt of the amount is dependent only on the passage of time). Conversely, the Company often receives payments from its customers before revenue is recognized, resulting in contract liabilities. These assets and liabilities are reported on the Balance Sheet as contract assets and within advance and progress payments, respectively, on a contract-by-contract net basis at the end of each reporting period.

Contract asset and liability balances for the period were as follows:

	Balances as of		
(In millions)	**December 31, 2022**	**December 31, 2021**	**December 31, 2020**
Contract Assets	$ 89.6	$ 94.4	$ 68.3
Contract Liabilities	182.1	178.0	123.8

The revenue recognized during the year ended December 31, 2022, 2021 and 2020 that was included in contract liabilities at the beginning of the period amounted to $149.2 million, $105.2 million, and $74.9 million respectively. Additionally, the Company assumed contract liabilities from acquisitions in the amount of $19.1 million and $2.5 million in the years 2022 and 2021, respectively. The remainder of change from December 31, 2022, December 31, 2021 and December 31, 2020 is driven by the timing of advance and milestone payments received from customers, customer returns, and fulfillment of performance obligations. There were no significant changes in the contract balances other than those described above.

NOTE 14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share ("EPS") from net income for the respective periods and basic and diluted shares outstanding:

(In millions, except per share data)	2022	2021	2020
Basic earnings per share:			
Net income	$ 130.7	$ 118.4	$ 108.8
Weighted average number of shares outstanding	32.0	32.0	32.0
Basic earnings per share from net income	$ 4.08	$ 3.70	$ 3.40
Diluted earnings per share:			
Net income	$ 130.7	$ 118.4	$ 108.8
Weighted average number of shares outstanding	32.0	32.0	32.0
Effect of dilutive securities:			
Restricted stock units	0.1	0.1	0.1
Total shares and dilutive securities	32.1	32.1	32.1
Diluted earnings per share from net income	$ 4.07	$ 3.69	$ 3.39

NOTE 15. DERIVATIVE FINANCIAL INSTRUMENTS AND CREDIT RISK

Derivative financial instruments

All derivatives are recorded as other assets or liabilities in the Balance Sheets at their respective fair values. For derivatives designated as cash flow hedges, the effective portion of the unrealized gain or loss related to the derivatives are recorded in Other comprehensive income (loss) until the transaction affects earnings. The Company assesses both at inception of the hedge and on an ongoing basis, whether the derivative in the hedging transaction has been, and will continue to be, highly effective in offsetting changes in cash flows of the hedged item. Changes in the fair value of derivatives that do not meet the criteria for designation as a hedge are recognized in earnings.

Foreign Exchange: The Company manufactures and sells products in a number of countries throughout the world and, as a result, the Company is exposed to movements in foreign currency exchange rates. The Company's major foreign currency exposures involve the markets in Western Europe, South America and Asia. Some sales and purchase contracts contain embedded derivatives due to the nature of doing business in certain jurisdictions, which the Company takes into consideration as part of its risk management policy. The purpose of foreign currency hedging activities is to manage the economic impact of exchange rate volatility associated with anticipated foreign currency purchases and sales made in the normal course of business. The Company primarily utilizes forward foreign exchange contracts with maturities of less than 2 years in managing this foreign exchange rate risk. The Company has not designated these forward foreign exchange contracts, which had a notional value at December 31, 2022 of $534.6 million, as hedges and therefore does not apply hedge accounting.

Commodity Price Risk: The Company's operations subject us to risk related to the price volatility of certain commodities. We principally use a combination of purchase orders and various short-term supply arrangements in connection with the purchase of our raw materials and components required to manufacture our products. To mitigate the commodity price risk associated with the Company's operations, the Company may enter into commodity derivative instruments. During April 2022, the Company entered into various commodity forward contracts with a maturity of less than 1 year to mitigate this commodity price volatility. All of the Company's commodity forward contracts have expired as of December 31, 2022.

The fair values of our foreign currency and commodity derivative assets are recorded within other current assets and other assets, and the fair values of foreign currency and commodity derivative liabilities are recorded within other current liabilities and other liabilities. The following table presents the fair value of foreign currency derivatives and embedded derivatives included within the Balance Sheet:

(In millions)	As of December 31, 2022		As of December 31, 2021	
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Total	$ 4.5	$ 7.2	$ 10.6	$ 9.4

A master netting arrangement allows counterparties to net settle amounts owed to each other as a result of separate offsetting derivative transactions. The Company enters into master netting arrangements with its counterparties when possible to mitigate credit risk in derivative transactions by permitting it to net settle for transactions with the same counterparty. However, the Company does not net settle with such counterparties. As a result, the Company presents derivatives at their gross fair values in the Balance Sheets.

As of December 31, 2022 and 2021, information related to these offsetting arrangements was as follows:

(In millions)	As of December 31, 2022				
Offsetting of Assets					
	Gross Amounts of Recognized Assets	**Gross Amounts Offset in the Consolidated Balance Sheets**	**Amount Presented in the Consolidated Balance Sheets**	**Amount Subject to Master Netting Agreement**	**Net Amount**
Derivatives	$ 33.0	$ —	$ 33.0	$ (3.0)	$ 30.0

	As of December 31, 2022				
Offsetting of Liabilities					
	Gross Amounts of Recognized Liabilities	**Gross Amounts Offset in the Consolidated Balance Sheets**	**Amount Presented in the Consolidated Balance Sheets**	**Amount Subject to Master Netting Agreement**	**Net Amount**
Derivatives	$ 7.3	$ —	$ 7.3	$ (3.0)	$ 4.3

(In millions)	As of December 31, 2021				
Offsetting of Assets					
	Gross Amounts of Recognized Assets	**Gross Amounts Offset in the Consolidated Balance Sheets**	**Amount Presented in the Consolidated Balance Sheets**	**Amount Subject to Master Netting Agreement**	**Net Amount**
Derivatives	$ 17.5	$ —	$ 17.5	$ (7.3)	$ 10.2

	As of December 31, 2021				
Offsetting of Liabilities					
	Gross Amounts of Recognized Liabilities	**Gross Amounts Offset in the Consolidated Balance Sheets**	**Amount Presented in the Consolidated Balance Sheets**	**Amount Subject to Master Netting Agreement**	**Net Amount**
Derivatives	$ 9.1	$ —	$ 9.1	$ (7.3)	$ 1.8

The following table presents the location and amount of the loss on foreign currency derivatives and on the remeasurement of assets and liabilities denominated in foreign currencies, as well as the net impact recognized in the Consolidated Statements of Income:

Derivatives Not Designated as Hedging Instruments	**Location of Gain (Loss) Recognized in Income**	**Amount of Gain (Loss) Recognized in Income**		
(In millions)		**2022**	**2021**	**2020**
Foreign exchange contracts	Revenue	$ (7.4)	$ (1.1)	$ 2.7
Foreign exchange contracts	Cost of sales	(3.7)	(0.1)	(3.1)
Foreign exchange contracts	Selling, general and administrative expense	2.2	1.0	2.5
Commodity contracts	Cost of sales	(0.7)	—	—
Total		$ (9.6)	$ (0.2)	$ 2.1
Remeasurement of assets and liabilities in foreign currencies		9.3	(0.8)	(3.1)
Net gain (loss)		$ (0.3)	$ (1.0)	$ (1.0)

Interest Rates: The Company has entered into four interest rate swaps executed in March 2020 with a combined notional amount of $200 million expiring in April 2025, and one interest rate swap executed in May 2020 with a notional amount of $50 million expiring in May 2025. These interest rate swaps fix the interest rate applicable to certain of the Company's variable-rate debt. The agreements swap one-month LIBOR for fixed rates. The Company has designated these swaps as cash flow hedges and all changes in fair value of the swaps are recognized in accumulated other comprehensive income (loss).

At December 31, 2022, the fair value of these derivatives designated as cash flow hedges were recorded in the Balance Sheet as other assets of $19.9 million and as accumulated other comprehensive income, net of tax, of $14.8 million.

Net Investment hedges: The Company has entered into cross currency swap agreements that synthetically swap $116.4 million of fixed rate debt to Euro denominated fixed rate debt. The agreements are designated as net investment hedges for accounting purposes. Accordingly, the gains or losses on these derivative instruments are included in the foreign currency translation component of other comprehensive income until the net investment is sold, diluted, or liquidated. Coupons received for the cross currency swaps are excluded from the net investment hedge effectiveness assessment and are recorded in interest expense, net on the Consolidated Statements of Income. Coupon interest from cross currency swap agreement recorded in interest expense, net was $2.9 million for each of the years ended December 31, 2022, 2021, and 2020.

At December 31, 2022, the fair value of these derivatives designated as net investment hedges were recorded in the Balance Sheet as other assets of $9.9 million and as accumulated other comprehensive income, net of tax, of $7.3 million.

Refer to Note 16. Fair Value of Financial Instruments, for a description of how the values of the above financial instruments are determined.

Credit risk

By their nature, financial instruments involve risk including credit risk for non-performance by counterparties. Financial instruments that potentially subject the Company to credit risk primarily consist of trade receivables and derivative contracts. The Company manages the credit risk on financial instruments by transacting only with financially secure counterparties, requiring credit approvals and establishing credit limits, and monitoring counterparties' financial condition. The Company's maximum exposure to credit loss in the event of non-performance by the counterparty, for all receivables and derivative contracts as of December 31, 2022, is limited to the amount outstanding on the financial instrument. Allowances for losses are established based on collectability assessments.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1*: Unadjusted quoted prices in active markets for identical assets and liabilities that the Company can assess at the measurement date.
- *Level 2*: Observable inputs other than those included in Level 1 that are observable for the asset or liability, either directly or indirectly. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3*: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Financial assets and financial liabilities measured at fair value on a recurring basis are as follows:

(In millions)	As of December 31, 2022				As of December 31, 2021			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:								
Investments	$ 12.1	$ 12.1	$ —	$ —	$ 13.5	$ 13.5	$ —	$ —
Derivatives	34.3	—	34.3		18.4	—	18.4	
Total assets	$ 46.4	$ 12.1	$ 34.3	$ —	$ 31.9	$ 13.5	$ 18.4	$ —
Liabilities:								
Derivatives	$ 7.2	$ —	$ 7.2	$ —	$ 9.4	$ —	$ 9.4	$ —
Total liabilities	$ 7.2	$ —	$ 7.2	$ —	$ 9.4	$ —	$ 9.4	$ —

Investments represent securities held in a trust for the non-qualified deferred compensation plan. Investments are classified as trading securities and are valued based on quoted prices in active markets for identical assets that the Company has the ability to access.

Investments are reported separately in Other assets on the Balance Sheets. Investments include an unrealized loss of $3.9 million as of December 31, 2022 and unrealized gain of $0.5 million as of December 31, 2021.

The Company uses the income approach to measure the fair value of derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change between the derivative contract rate and the published market indicative currency rate, multiplied by the contract notional values, and applying an appropriate discount rate as well as a factor of credit risk.

The carrying amounts of cash and cash equivalents, trade receivables and payables, as well as financial instruments included in other current assets and other current liabilities, approximate fair values because of their short-term maturities.

The carrying values and the estimated fair values of debt financial instruments as of December 31 are as follows:

| | 2022 | | 2021 | |
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
(In millions)				
Convertible senior notes	$ 394.9	$ 344.7	$ 392.7	$ 448.8
Revolving credit facility, expires December 14, 2026	584.6	584.6	282.9	282.9
Other	0.6	0.6	—	—

The carrying values of the Company's revolving credit facility recorded in long-term debt on the Balance Sheet approximate their fair values due to their variable interest rates. The fair value of the Convertible senior notes is estimated using Level 2 inputs as they are not registered securities nor listed on any securities exchange but may be traded by qualified institutional buyers.

NOTE 17. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is at times subject to pending and threatened legal actions, some for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known.

Liabilities are established for pending legal claims only when losses associated with the claims are judged to be probable, and the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not considered probable that a liability has been incurred or not possible to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no liability would be recognized until that time.

Guarantees and Product Warranties

In the ordinary course of business with customers, vendors and others, the Company issues standby letters of credit, performance bonds, surety bonds and other guarantees. These financial instruments, which totaled approximately $136.8 million at December 31, 2022, represent guarantees of future performance. The Company also has provided approximately $6.1 million of bank guarantees and letters of credit to secure a portion of its existing financial obligations. The majority of these financial instruments expire within two years; the Company expects to replace them through the issuance of new or the extension of existing letters of credit and surety bonds.

In some instances, the Company guarantees its customers' financing arrangements. The Company is responsible for payment of any unpaid amounts but will receive indemnification from third parties for seventy-five percent of the contract values. In addition, the Company generally retains recourse to the equipment sold. As of December 31, 2022, the gross value of such arrangements was $2.1 million, of which the Company's net exposure under such guarantees was $0.3 million.

The Company provides warranties of various lengths and terms to certain customers based on standard terms and conditions and negotiated agreements. The Company provides for the estimated cost of warranties at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists. The Company also provides a warranty liability when additional specific obligations are identified. The warranty obligation reflected in other current liabilities in the consolidated balance sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Warranty cost and accrual information were as follows:

(In millions)	2022	2021
Balance at beginning of the year	$ 12.7	$ 11.5
Expenses for new warranties	13.7	12.6
Adjustments to existing accruals	(0.6)	(0.9)
Claims paid	(11.6)	(10.5)
Added through acquisition	1.3	0.3
Translation	(0.4)	(0.3)
Balance at end of year	$ 15.1	$ 12.7

NOTE 18. LEASES

Lessee Accounting

The components of the Company's lease costs for the years ended December 31, were as follows:

(In millions)	2022	2021	2020
Fixed lease cost	$ 16.6	$ 15.2	$ 14.7
Variable lease cost	3.1	2.1	1.6
Total operating lease cost	$ 19.7	$ 17.3	$ 16.3

Included within operating lease costs are short-term lease costs, which were $1.8 million, $1.3 million, and $1.0 million for the years ended December 31, 2022, 2021, and 2020, respectively, and sublease income which was immaterial for the years ended December 31, 2022, 2021, and 2020. The Company's finance lease cost was immaterial for the years ended December 31, 2022, 2021, and 2020.

Supplemental cash flow information related to the Company's leases for the years ended December 31, was as follows:

(In millions)	2022	2021	2020
Operating cash flows from operating leases	$ 13.7	$ 13.3	$ 12.9
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 12.2	$ 19.1	$ 4.8

Financing cash flows from finance leases and right-of-use assets obtained in exchange for new finance lease liabilities were immaterial for the years ended December 31, 2022, 2021, and 2020.

Supplemental balance sheet information related to the Company's leases as of December 31, was as follows:

(In millions)	Balance Sheet Classification	2022	2021
Lease ROU assets:			
Operating	Other assets	$ 40.2	$ 33.5
Finance [(a)]	Net property, plant and equipment	4.3	3.2
Total lease ROU assets		$ 44.5	$ 36.7
Lease liabilities:			
Current:			
Operating	Other current liabilities	$ 11.1	$ 10.2
Finance [(a)]	Other current liabilities	0.6	—
Long-term:			
Operating	Other liabilities	31.1	25.2
Finance [(a)]	Other liabilities	0.9	—
Total lease liabilities		$ 43.7	$ 35.4

(a)   Finance lease includes real estate leases for which the Company is a lessee for an indefinite lease term. These finance leases have no lease liability outstanding as of December 31, 2022 as no amounts are due under the lease.

The following table presents the weighted-average remaining lease term and discount rates for the leases for which the Company is the lessee:

(In millions)	2022	2021
Weighted-average remaining lease term (years)		
Operating leases	5.1	4.5
Finance leases[a]	3.2	—
Weighted-average discount rate		
Operating leases	4.7%	4.2%
Finance leases[a]	4.8%	—

(a)   Excludes real estate finance leases, for which the Company is a lessee for an indefinite lease term and has no lease liability outstanding as of December 31, 2022.

The majority of ROU assets and lease liabilities, approximately 86%, relate to real estate leases, with the remaining amount primarily comprised of vehicle leases.

Maturity of operating and finance lease liabilities as of December 31, 2022, in millions:

	Operating Leases	Finance Leases
Year 1[a]	$ 12.8	$ 0.6
Year 2	9.8	0.5
Year 3	8.3	0.3
Year 4	5.3	0.1
Year 5	3.8	0.1
After Year 5	8.0	—
Total lease payments	$ 48.0	$ 1.6
Less: Interest on lease payments	(5.8)	(0.1)
Present value of lease liabilities	$ 42.2	$ 1.5

(a) Represents the next 12 months

Refer to Note 22. Related Party Transactions for details of operating lease agreements with related parties.

Lessor Accounting

Operating Leases:

The following tables provide the required information regarding operating leases for which the Company is the lessor.

Operating Lease Revenue:

(In millions)	December 31, 2022	December 31, 2021	December 31, 2020
Fixed payment revenue	$ 65.5	$ 66.3	$ 66.7
Variable payment revenue	33.1	24.9	14.0
Total	$ 98.6	$ 91.2	$ 80.7

Operating Lessor Maturity Analysis as of December 31, 2022, in millions:

Year 1[a]	$ 50.3
Year 2	25.1
Year 3	23.3
Year 4	27.9
Year 5	13.5
After Year 5	13.0
Total lease receivables	$ 153.1

(a) Represents the next 12 months

Sales-Type Leases:

Sales-Type Lessor Maturity Analysis as of December 31, 2022, in millions:

Year 1[a]	$	5.4
Year 2		0.5
Year 3		0.2
After Year 3		0.2
Total lease receivables	$	6.3

(a) Represents the next 12 months

Sales-type lease revenue was $4.9 million, $11.7 million, and $8.3 million for the years ended December 31, 2022, 2021, and 2020 respectively.

Our net investment in sales-type leases were classified in the Consolidated Balance Sheets as of December 31, as follows:

(In millions)		2022		2021
Trade receivables, net of allowances	$	5.4	$	5.0
Other assets		0.9		2.5
Total	$	6.3	$	7.5

NOTE 19. BUSINESS SEGMENTS

Operating segments for the Company are determined based on information used by the chief operating decision maker (CODM) in deciding how to evaluate performance and allocate resources to each of the segments. JBT's CODM is the Chief Executive Officer (CEO). While there are many measures the CEO reviews in this capacity, the key segment measures reviewed include operating profit, EBITDA, adjusted when applicable, and EBITDA margins.

Reportable segments are:

- FoodTech—provides comprehensive solutions throughout the food production value chain extending from primary processing through packaging systems for a large variety of food and beverage groups, including poultry, beef, pork, seafood, ready-to-eat meals, fruits, vegetables, dairy, bakery, pet foods, soups, sauces, plant-based meats, juices, and carbonated beverages.

- AeroTech— supplies customized solutions and services used for applications in the air transportation industry, including airport authorities, airlines, airfreight, ground handling companies, militaries and defense contractors.

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate expense, restructuring costs, pension expense, other than service cost, interest income and expense, and income taxes. See the table below for further details on corporate expense.

Segment revenue and segment operating profit

Business segment information is as follows:

(In millions)	2022		2021		2020
Revenue					
FoodTech	$ 1,590.6	$	1,400.4	$	1,234.5
AeroTech	575.7		467.5		493.3
Other revenue and intercompany eliminations	(0.3)		0.4		—
Total revenue	$ 2,166.0	$	1,868.3	$	1,727.8
Income before income taxes					
Segment operating profit:					
FoodTech	$ 211.5	$	187.0	$	170.6
AeroTech	43.5		32.6		52.9
Total segment operating profit	255.0		219.6		223.5
Corporate items:					
Corporate expense [1]	79.6		53.9		48.3
Restructuring expense [2]	7.0		5.6		12.1
Operating income	168.4		160.1		163.1
Pension (income) expense, other than service cost	—		(1.3)		3.7
Net interest expense	14.2		8.7		13.9
Net income before income taxes	154.2		152.7		145.5
Provision for income taxes	23.5		34.3		36.7
Net income	$ 130.7	$	118.4	$	108.8

(1)   Corporate expense generally includes corporate staff-related expense, stock-based compensation, LIFO adjustments, certain foreign currency-related gains and losses, and the impact of unusual or strategic transactions not representative of segment operations.

(2)   Refer to Note 20. Restructuring for further information on restructuring expense.

Segment operating capital employed and segment assets

(In millions)		2022		2021		2020
Segment operating capital employed [1]:						
FoodTech	$	1,530.2	$	1,310.2	$	1,145.4
AeroTech		172.4		184.1		208.1
Total segment operating capital employed		1,702.6		1,494.3		1,353.5
Segment liabilities included in total segment operating capital employed [2]		711.6		522.0		406.1
Corporate [3]		169.9		125.1		46.3
Total assets	$	2,584.1	$	2,141.4	$	1,805.9
Segment assets:						
FoodTech	$	2,129.9	$	1,730.9	$	1,468.9
AeroTech		333.7		285.4		290.7
Total segment assets		2,463.6		2,016.3		1,759.6
Corporate [3]		120.5		125.1		46.3
Total assets	$	2,584.1	$	2,141.4	$	1,805.9

(1)   Management views segment operating capital employed, which consists of segment assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, pension liabilities, restructuring reserves, income taxes and LIFO inventory reserves.

(2)   Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance and progress payments, accrued payroll and other liabilities.

(3)   Corporate includes cash, LIFO inventory reserves, restructuring reserves, income tax balances, investments, and property, plant and equipment not associated with a specific segment.

Geographic segment information

Geographic segment sales were identified based on the location where the Company's products and services were delivered. Geographic segment long-lived assets include property, plant and equipment, net and certain other non-current assets.

(In millions)		2022		2021		2020
Revenue (by location of customers):						
United States	$	1,393.6	$	1,137.5	$	1,034.0
All other countries		772.4		730.8		693.8
Total revenue	$	2,166.0	$	1,868.3	$	1,727.8

(In millions)		2022		2021		2020
Long-lived assets:						
United States	$	262.2	$	212.9	$	181.9
United Kingdom		24.2		27.5		29.8
All other countries		82.8		80.0		79.9
Total long-lived assets	$	369.2	$	320.4	$	291.6

Other business segment information

(In millions)	Capital Expenditures						Depreciation and Amortization					
		2022		2021		2020		2022		2021		2020
FoodTech	$	37.3	$	35.1	$	27.9	$	72.3	$	69.0	$	63.6
AeroTech		2.8		1.6		2.1		4.7		4.5		5.5
Corporate		47.5		17.4		4.3		4.1		3.3		2.7
Total	$	87.6	$	54.1	$	34.3	$	81.1	$	76.8	$	71.8

NOTE 20. RESTRUCTURING

Restructuring charges primarily consist of employee separation benefits under existing severance programs, foreign statutory termination benefits, certain one-time termination benefits, contract termination costs, asset impairment charges and other costs that are associated with restructuring actions. Certain restructuring charges are accrued prior to payments made in accordance with applicable guidance. For such charges, the amounts are determined based on estimates prepared at the time the restructuring actions were approved by management. Inventory write offs due to restructuring are reported in Cost of products and are included in each segment's operating profit given the nature of the item. All other restructuring charges that are reported as Restructuring expenses are excluded from the calculation of each segment's operating profit.

In the third quarter of 2020, the Company implemented a restructuring plan ("2020 restructuring plan") for manufacturing capacity rationalization affecting both the FoodTech and AeroTech segments. The Company completed the 2020 restructuring plan as of June 30, 2022. The total cost in connection with the 2020 restructuring plan was $11.0 million for FoodTech and $6.0 million for AeroTech.

In the third quarter of 2022, the Company implemented a restructuring plan (the "2022/2023 restructuring plan") to optimize the overall FoodTech cost structure on a global basis. The initiatives under this plan will include streamlining operations and enhancing our general and administrative infrastructure. As of December 31, 2022, the cost of this plan is $5.4 million and the total estimated cost in connection with this plan is in the range of $8.0 million to $10.0 million expected to be recognized by the end of 2023.

The following table details the cumulative restructuring charges reported in operating income for the 2022/2023 and 2020 restructuring plans since the implementation of these plans:

(In millions)	Cumulative Amount Balance as of December 31, 2021		As of the Quarter Ended				Cumulative Amount Balance as of December 31, 2022
			March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	
2020 restructuring plan							
Severance and related expense	$	9.2	$ 0.2	$ 0.7	$ 0.1	$ 0.2	$ 10.4
Inventory write-off		2.1	0.2	—	—	—	2.3
Employee overlap costs		2.1	0.2	0.1	—	—	2.4
Other		3.8	0.2	0.1	0.1	—	4.2
2022/2023 restructuring plan							
Severance and related expense		—	—	—	1.3	4.4	5.7
Total Restructuring charges	$	17.2	$ 0.8	$ 0.9	$ 1.5	$ 4.6	$ 25.0

Restructuring charges, net of related release of liability, is reported within the following financial statement line items of the accompanying Consolidated Statements of Income:

(In millions)	Twelve Months Ended December 31,		
	2022	2021	2020
Cost of products[1]	$ 0.2	$ 0.2	$ 1.9
Restructuring expense	7.0	5.6	12.1
Total restructuring charge	$ 7.2	$ 5.8	$ 14.0

(1) Restructuring charge reported in Cost of products is related to an inventory write-off resulting from the 2020 restructuring plan.

Liability balances for restructuring activities are included in other current liabilities in the accompanying Balance Sheets. The table below details the restructuring activities for the year ended December 31, 2022:

| (In millions) | Balance as of December 31, 2021 | Impacts to earnings | | Cash Payments | Balance as of December 31, 2022 |
		Charged to Earnings	Releases		
2020 restructuring plan					
Severance and related expense	$ 0.7	$ 1.2	$ (0.3)	$ (1.4)	$ 0.2
Other	0.1	0.7	—	(0.8)	—
2022/2023 restructuring plan					
Severance and related expense	—	5.7	(0.3)	(1.1)	4.3
Total	$ 0.8	$ 7.6	$ (0.6)	$ (3.3)	$ 4.5

The Company released $0.6 million of the liability during the year ended December 31, 2022 which it no longer expects to pay in connection with the restructuring plans due to actual severance payments differing from the original estimates and natural attrition of employees.

NOTE 21. MANAGEMENT SUCCESSION COSTS

On September 24, 2020, the Company initiated a management succession plan after Tom Giacomini, the Company's former CEO, resigned from the Company. In connection with this succession plan, the Company entered into a separation agreement with Mr. Giacomini that provided for a lump sum separation payment of $6.4 million. This separation cost of $6.4 million was paid and recognized as Selling, general, and administrative expense in the consolidated statement of income during the year ended December 31, 2020.

In connection with Mr. Giacomini's departure from the Company, 96,427 nonvested shares under the Company's stock-based compensation plans were forfeited. Accordingly, the Company recorded a benefit of $2.9 million associated with the reversal of previously accrued amounts for these unvested shares as stock based compensation expense within Selling, general, and administrative expense during the year ended December 31, 2020.

In December 2020, our Board of Directors named Brian Deck, former Executive Vice President and Chief Financial Officer, as the President and Chief Executive Officer, and Matt Meister, former Vice President and Chief Financial Officer for JBT Protein, as the Executive Vice President and Chief Financial Officer of the Company. In connection with these transitions, the Company recognized a one-time compensation cost of $0.5 million and other related costs of $0.8 million as Selling, general, and administrative expense in the consolidated statement of income during the year ended December 31, 2020.

NOTE 22. RELATED PARTY TRANSACTIONS

The Company is a party to agreements to lease manufacturing facilities from entities owned by certain of the Company's employees who were former owners or employees of acquired businesses. As of December 31, 2022, the operating lease right-of-use asset and the lease liability related to these agreements is $4.0 million and $4.2 million, respectively.

Schedule II—Valuation and Qualifying Accounts

(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts[(a)]	Deductions and Other[(b)]	Balance at End of Period
Year ended December 31, 2020:					
Allowance for doubtful accounts	$ 4,324	$ 1,846	$ 954	$ 1,845	$ 5,279
Valuation allowance for deferred tax assets	$ 3,898	$ —	$ 719	$ —	$ 4,617
Year ended December 31, 2021:					
Allowance for credit losses	$ 5,279	$ 2,027	$ —	$ 1,260	$ 6,046
Valuation allowance for deferred tax assets	$ 4,617	$ —	$ 270	$ —	$ 4,887
Year ended December 31, 2022:					
Allowance for credit losses	$ 6,046	$ 4,164	$ —	$ 2,227	$ 7,983
Valuation allowance for deferred tax assets	$ 4,887	$ 2,180	$ —	$ 3,203	$ 3,864

(a) "Additions charged to other accounts" includes allowances added through business combinations and allowance for credit losses charged to retained earnings upon adoption of ASC 326 as of January 1, 2020.

(b) "Deductions and other" includes translation adjustments, write-offs, net of recoveries, and reductions in the allowances credited to expense.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

(a)   *Disclosure Controls and Procedures*

As of the end of the period covered by this Annual Report on Form 10-K, management of the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of December 31, 2022 to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and (2) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b)   *Management's Annual Report on Internal Control over Financial Reporting*

Internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

(i)   pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting is effective as of December 31, 2022, based on the criteria in Internal Control Integrated Framework issued by the COSO.

We excluded Alco-food-machines GmbH & Co. KG ("Alco") and Bevcorp, LLC ("Bevcorp") from our assessment of internal control over financial reporting as of December 31, 2022 because these entities were acquired by the Company in purchase business combinations during 2022. The total assets and total revenues of Alco and Bevcorp, wholly-owned subsidiaries, excluded from our assessment represent 5.3% and 2.4%, respectively, of the related consolidated amounts as of and for the year-end ended December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, as stated in their report which is included on page 43.

(c)   *Changes in Internal Control over Financial Reporting*

In the ordinary course of business, the Company reviews its internal control over financial reporting and makes changes to its systems and processes to improve such controls and increase efficiency, while ensuring that the Company maintains effective internal control over financial reporting. Changes may include such activities as implementing new, more efficient systems, automating manual processes and updating existing systems.

There were no changes in our internal control over financial reporting identified in the evaluation for the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

ITEM 9B. OTHER INFORMATION

None.

Item 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not Applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company has a code of ethics entitled the "Code of Business Conduct and Ethics" that applies to employees, including principal executive and financial officers (including the principal executive officer, principal financial officer and principal accounting officer) as well as directors. A copy of the Code of Business Conduct and Ethics may be found on the Company's website at www.jbtc.com under About Us / Corporate Governance and is available in print to stockholders without charge by submitting a request to the General Counsel and Assistant Secretary of JBT Corporation, 70 West Madison Street, Suite 4400, Chicago, Illinois 60602.

The Company also elects to disclose the information required by Form 8-K, Item 5.05, "Amendments to the registrant's code of ethics, or waiver of a provision of the code of ethics," through the Company's website at www.jbtc.com, and such information will remain available on the website for at least a twelve-month period.

Information regarding the Company's executive officers is presented in the section entitled "Information about our Executive Officers" in Part I of this Annual Report on Form 10-K.

Other information required by this Item can be found in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 11.   **EXECUTIVE COMPENSATION**

Information required by this item can be found in the sections entitled "Director Compensation," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions," "Executive Compensation" and "Compensation Tables and Explanatory Information" of the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

Information required by this item can be found in the sections entitled "Security Ownership of John Bean Technologies Corporation" and "Compensation Tables and Explanatory Information - Securities Authorized for Issuance Under Equity Compensation Plans Table" of the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item can be found in the sections entitled "Transactions with Related Persons" and "Director Independence" of the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item can be found in the section entitled "Ratification of Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)   The following documents are filed as part of this Report:

1.   Financial Statements: The consolidated financial statements required to be filed in this Annual Report on Form 10-K are listed below and appear on pages 47 through 86 herein:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2.   Financial Statement Schedule: Schedule II—Valuation and Qualifying Accounts is included in this Annual Report on Form 10-K on page 86. All other schedules are omitted because of the absence of conditions under which they are required or because information called for is shown in the consolidated financial statements and notes thereto in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

3.   Exhibits:

See Index of Exhibits below for a list of the exhibits being filed or furnished with or incorporated by reference to this Annual Report on Form 10-K.

INDEX OF EXHIBITS

Exhibit Number	Exhibit Description
2.1	Separation and Distribution Agreement between FMC Technologies, Inc. and John Bean Technologies Corporation ("JBT Corporation"), incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on August 6, 2008.
2.1A	Amendment to Separation and Distribution Agreement between FMC Technologies, Inc. and John Bean Technologies Corporation, incorporated by reference to Exhibit 2.1A to our Quarterly Report on Form 10-Q filed with the SEC on November 4, 2010.
3.1	Amended and Restated Certificate of Incorporation of JBT Corporation, incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K filed with the SEC on March 11, 2009.
3.2	Third Amended and Restated Bylaws of John Bean Technologies Corporation incorporated by reference to Exhibit 3.7 of the registrant's Current Report on Form 8-K filed on December 6, 2016.
3.3	Amendment No. 1 to Third Amended and Restated Bylaws of John Bean Technologies Corporation incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K filed with the SEC on April 9, 2020.
3.4	Amendment No. 2 to Third Amended and Restated Bylaws of John Bean Technologies Corporation, incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K filed with the SEC on December 13, 2022.
4.1	Specimen common stock certificate of JBT Corporation, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to our Form 10/A filed with the SEC on July 3, 2008.
4.2	Description of common stock, incorporated by reference to Exhibit 4.2 to our Annual Report on Form 10-K filed with the SEC on February 24, 2022.
4.3	Form of Bond Hedge Confirmation, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on May 28, 2021.
4.4	Form of Warrant Confirmation, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on May 28, 2021.
4.5	Indenture, dated as of May 28, 2021, by and among John Bean Technologies Corporation and Wilmington Trust, National Association, as trustee, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on May 28, 2021.
10.1	Amended and Restated Credit Agreement, dated December 14, 2021, by and among John Bean Technologies Corporation, John Bean Technologies Europe B.V., Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto, incorporated by reference to Exhibit 10.1 to our Annual Report on Form 10-K filed with the SEC on February 24, 2022.[1]
10.2	Trademark License Agreement between JBT Corporation and FMC Technologies, Inc., incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on August 6, 2008.
10.3	Trademark Assignment and Coexistence Agreement between JBT Corporation and FMC Technologies, Inc., incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on August 6, 2008.
10.4	John Bean Technologies Corporation Non-Qualified Savings and Investment Plan As Amended and Restated, Effective January 1, 2019, incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 2, 2018.[2]
10.5	First Amendment of John Bean Technologies Corporation Non-Qualified Savings and Investment Plan, incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on October 31, 2019.[2]

10.6	Second Amendment of John Bean Technologies Corporation Non-Qualified Savings and Investment Plan, incorporated by reference to Exhibit 10.21A to our Annual Report on Form 10-K filed with the SEC on March 2, 2020.[2]
10.7	JBT Corporation Salaried Employees' Equivalent Retirement Plan, incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed with the SEC on August 6, 2008.[2]
10.7A	First Amendment of JBT Corporation Salaried Employees' Equivalent Retirement Plan, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 15, 2009.[2]
10.7B	Second Amendment of JBT Corporation Salaried Employees' Equivalent Retirement Plan, incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009.[2]
10.8*	Change in Control Executive Severance Agreement (Other Executive Officer) (Effective 2023)[2]
10.9*	Change in Control Executive Severance Agreement (CEO) (Effective 2023)[2]
10.10	Amended and Restated John Bean Technologies Corporation Employees' Retirement Program - Part I Salaried and Nonunion Hourly Employees' Retirement Program - Part II Union Hourly Employees' Retirement Program incorporated by reference to Exhibit 10.11F to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2012.[2]
10.10A	First Amendment of Amended and Restated John Bean Technologies Corporation Employees' Retirement Program - Part I Salaried and Nonunion Hourly Employees' Retirement Program incorporated by reference to Exhibit 10.11G to our Annual Report on Form 10-K filed with the SEC on March 7, 2014.[2]
10.10B	Second Amendment of John Bean Technologies Corporation Employee's Retirement Program - Part I Salaried and Nonunion Hourly Employees' Retirement Plan (as Amended and Restated Effective as of January 1, 2012) incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on October 29, 2015.[2]
10.10C	Third Amendment of John Bean Technologies Corporation Employees' Retirement Program Part I Salaried and Nonunion Hourly Employees' Retirement Plan (as Amended and Restated Effective as of January 1, 2012) incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2016.[2]
10.11*	Amended and Restated John Bean Technologies Corporation Savings and Investment Plan effective January 1, 2023.[2]
10.12*	Amended and Restated JBT Airport Services Savings and Investment Plan effective January 1, 2023.[2]
10.13	Amended and Restated Executive Severance Plan, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 20, 2020.[2]
10.14	Offer Letter to Brian Deck, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 16, 2020.[2]
10.14A	Offer Letter to Matthew Meister, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on December 16, 2020.[2]
10.14B	Offer Letter to Shelley Bridarolli, incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on October 29, 2021.[2]
10.14C	Contract of Employment between John Bean Technologies AB and Robert Petrie, incorporated by reference to Exhibit 10.13D to our Annual Report on Form 10-K filed with the SEC on February 24, 2022.[2]

10.14D	Offer Letter to Jack Martin, incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on July 29, 2022.[2]
10.14E	Offer Letter to Augusto Rizzolo, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on August 18, 2022.[2]
10.14F	Transition Agreement, dated August 15, 2022, between Carlos Fernandez and John Bean Technologies Corporation, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on August 18, 2022.[2]
10.15	John Bean Technologies Corporation Retiree Welfare Benefits Plan (as amended and restated, Effective January 1, 2016), incorporated by reference to Exhibit 10.3 to our Quarterly report Form 10-Q filed with the SEC on October 29, 2015.[2]
10.16	John Bean Technologies Corporation 2017 Incentive Compensation and Stock Plan, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 18, 2017.[2]
10.16A	Form of Performance-Based Restricted Stock Unit Grant Agreement ELT Version 5 year Retirement Vesting, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on May 18, 2017.[2]
10.16B	Form of Performance-Based Restricted Stock Unit Grant Agreement ELT Version 10 year Retirement Vesting, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on May 18, 2017.[2]
10.16C	Form of Time-Based Restricted Stock Unit Grant Agreement ELT Version 5 year Retirement Vesting, incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed with the SEC on May 18, 2017.[2]
10.16D	Form of Time-Based Restricted Stock Unit Grant Agreement ELT Version 10 year Retirement Vesting, incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed with the SEC on May 18, 2017.[2]
10.16E	Form of Non-Employee Director Long-Term Incentive Restricted Stock Unit Agreement - Vests, incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed with the SEC on May 18, 2017.[2]
10.16F	Form of Non-Employee Director Long-Term Incentive Restricted Stock Unit Agreement - Separation, incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed with the SEC on May 18, 2017.[2]
10.17	Form of Executive Officer Long Term Incentive Performance Share Restricted Stock Unit Agreement - 2-Year Performance Period; 5 Years of Service Retirement Vesting (Effective 2021) by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2021.[2]
10.17A	Form of Executive Officer Long Term Incentive Performance Share Restricted Stock Unit Agreement - 2-Year Performance Period; 10 Years of Service Retirement Vesting (Effective 2021) by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2021.[2]
10.17B	Form of Executive Officer Long Term Incentive Performance Share Restricted Stock Unit Agreement - 10 Years of Service Retirement Vesting (Effective 2021) by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2021.[2]
10.17C	Form of Executive Officer Long Term Incentive Performance Share Restricted Stock Unit Agreement - 5 Years of Service Retirement Vesting (Effective 2021) by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2021.[2]
10.18*	Form of Executive Officer Time-Based Restricted Stock Unit Grant Agreement Ratable Vesting (5 Year Retirement) (Effective 2023)[2]
10.18A*	Form of Executive Officer Time-Based Restricted Stock Unit Grant Agreement Ratable Vesting (10 Year Retirement) (Effective 2023)[2]

10.18B*	Form of Executive Officer Long Term Incentive Performance Share Restricted Stock Unit Grant Agreement Cliff Vesting (5 Year Retirement) (Effective 2023)[2]
10.18C*	Form of Executive Officer Long Term Incentive Performance Share Restricted Stock Unit Grant Agreement Cliff Vesting (10 Year Retirement) (Effective 2023)[2]
21.1*	List of Subsidiaries of JBT Corporation.
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a).
31.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a).
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

1	The schedules and exhibits to the Amended and Restated Credit Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any omitted schedule or exhibit; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule or exhibit so furnished.
2	A management contract or compensatory plan required to be filed with this report.
*	Filed herewith

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

John Bean Technologies Corporation
(Registrant)

By: /s/ Brian A. Deck

Brian A. Deck
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 23, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ BRIAN A. DECK Brian A. Deck	President, Director and Chief Executive Officer (Principal Executive Officer)	February 23, 2023
/s/ MATTHEW J. MEISTER Matthew J. Meister	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 23, 2023
/s/ JESSI L. CORCORAN Jessi L. Corcoran	Vice President, Corporate Controller (Principal Accounting Officer)	February 23, 2023
/s/ BARBARA BRASIER Barbara Brasier	Director	February 23, 2023
/s/ C. MAURY DEVINE C. Maury Devine	Director	February 23, 2023
/s/ ALAN D. FELDMAN Alan D. Feldman	Director	February 23, 2023
/s/ POLLY B. KAWALEK Polly B. Kawalek	Director	February 23, 2023
/s/ EMMANUEL LAGARRIGUE Emmanuel Lagarrigue	Director	February 23, 2023
/s/ LAWRENCE V. JACKSON Lawrence V. Jackson	Director	February 23, 2023
/s/ CHARLES L. HARRINGTON Charles L. Harrington	Director	February 23, 2023

DIRECTORS

Barbara L. Brasier
Board Member of Molina Healthcare, Inc., and Lancaster Colony Corporation

Brian A. Deck
President and Chief Executive Officer, JBT Corporation

C. Maury Devine
Board Member of ConocoPhillips

Alan D. Feldman
Chairman of the Board, JBT Corporation, Board Member of Foot Locker, Inc., and University of Illinois Foundation

Charles L. Harrington
Board Member of J.G. Boswell Company, Constellation Energy Corporation and Korn Ferry

Lawrence V. Jackson
Board Member of Assurant, Inc. and Bloomin Brands Inc. and Chairman of the Board of SourceMark, LLC

Polly B. Kawalek
Former President, Quaker Foods, a division of PepsiCo

Emmanuel Lagarrigue
Partner and Co-Head of Climate, KKR

EXECUTIVE OFFICERS

Brian A. Deck
President and Chief Executive Officer

Matthew J. Meister
Executive Vice President and Chief Financial Officer

David C. Burdakin
Executive Vice President and President, AeroTech

Bob Petrie
Executive Vice President and President, Protein

Augusto Rizollo
Executive Vice President, and President, Diversified Food & Health

Shelley R.K. Bridarolli
Executive Vice President, Human Resources

James L. Marvin
Executive Vice President, General Counsel

Jack Martin
Executive Vice President, Supply Chain

Kristina Paschall
Executive Vice President, Chief Information and Digital Officer

CORPORATE OFFICE

John Bean Technologies Corporation
70 West Madison Street
Suite 4400, Chicago, Illinois 60602
+1.312.861.5900

INVESTOR RELATIONS

John Bean Technologies Corporation
Investor Relations
Kedric Meredith
70 West Madison Street
Suite 4400, Chicago, Illinois 60602
Kedric.Meredith@JBTC.COM
+1.312.861.6034
www.jbtc.com/investors

ANNUAL MEETING

The Annual Meeting will be held at 9:30am Central Time on Friday, May 12, 2023 at www.virtualshareholdermeeting.com/JBT2023. Notice of the meeting, together with proxy materials, will be mailed to stockholders in advance of the meeting.

FORM 10-K

A copy of the company's Annual Report on Form 10-K is available at www.jbtc.com/investors or upon written request, free of charge, to:

JBT Corporation
Investor Relations
70 West Madison Street
Suite 4400
Chicago, Illinois 60602

JBT Corporation was originally incorporated as Frigoscandia, Inc. in the State of Delaware in May 1994.

STOCK EXCHANGE

John Bean Technologies Corporation is listed on the New York Stock Exchange under the symbol JBT.

AUDITORS

PriceWaterhouseCoopers
One North Wacker
Chicago, IL 60606

STOCK TRANSFER AGENT

Address stockholder inquiries, including requests for stock transfers, to:

First Class/Registered/Certified Mail:

Computershare
P.O. Box 43078
Providence, RI 02940-3076

Overnight:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Shareholder Services Number:

+1.800.622.6757

Investor Center™ portal:

www.computershare.com/investor

ADDITIONAL INFORMATION

Additional information about JBT Corporation, including news and financial data, is available by visiting the company's website: www.jbtc.com

An email alert service is available by request under the Investor Relations section of the website. This service will provide an automatic alert, via email, each time a news release is posted to the site or a new filing is made with the U.S. Securities and Exchange Commission.

This report is printed on FSC® Certified paper. Featuring 10% post consumer recycled content and certified fiber.



FSC www.fsc.org MIX Paper from responsible sources FSC® C141064

This Annual Report contains statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations regarding future performance, strategic plans, income, earnings, cash flows, restructuring and optimization plans and related cost savings, operating improvements, and covenant compliance are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," "foresees" or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this Annual Report are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. There are factors that could cause our actual results to differ materially from these forward-looking statements. If one or more of those factors or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Annual Report are made only as of the date hereof, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

Design: Woz Design, Chicago Editorial: Ted Stoik, Chicago Photography: Tom Maday (cover, pages 3 and 6) Printing: Active

 www.jbtc.com